As filed with the Securities and Exchange Commission, via EDGAR on March 21, 1997

                                                Registration No.  333 -_________


                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                              --------------------

                                    FORM S-1
                             REGISTRATION STATEMENT
                        UNDER THE SECURITIES ACT OF 1933

                              --------------------

                             RCM TECHNOLOGIES, INC.
             (Exact name of registrant as specified in its charter)


                  Nevada                                       7363                                      95-1480559
                  ------                                     --------                                    ----------

     (State or other jurisdiction of          (Primary Standard Classification Code        (I.R.S. Employer Identification No.)
      incorporation or organization)                         Number)
                                                       2500 McClellan Avenue
                                                             Suite 350
                                                 Pennsauken, New Jersey 08109-4613

        ---------------------------------------------------------------

               (Address, including zip code, and telephone number,
            including area code, of registrant's principal executive
                    office and principal place of business)

                                 Mr. Leon Kopyt
                              2500 McClellan Avenue
                                    Suite 350
                        Pennsauken, New Jersey 08109-4613
                                 (609) 486-1777

        ---------------------------------------------------------------

            (Name, address, including zip code, and telephone number,
                   including area code, of agent for service)

                                 with a copy to:




         Stephen M. Cohen, Esquire                           Mark K. Kessler, Esquire
Buchanan Ingersoll Professional Corporation            Wolf, Block, Schorr and Solis-Cohen
      Eleven Penn Center, 14th Floor                      Twelfth Floor Packard Building
            1835 Market Street                         S.E. Corner 15th & Chestnut Streets
          Philadelphia, PA 19103                              Philadelphia, PA 19102
              (215) 665-3873                                      (215) 977-2576

                              --------------------

         Approximate date of proposed sale to the public: As soon as practicable following effectiveness of this Registration Statement.

                              --------------------

         If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, check the following box: [ ]

         If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, please check the following box and list the Securities Act registration statement number of the earlier effective registration statement in the same offering: [ ] ____________________

         If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering: [ ]____________________

         If delivery of the prospectus is expected to be made pursuant to Rule 434, please check the following box: [ ]

                ------------------------------------------------

                         CALCULATION OF REGISTRATION FEE


================================================================================
          Title of
         Each Class
        Of Securities                Amount               Proposed                Proposed
            To Be                     To Be           Maximum Offering        Maximum Aggregate            Amount of
         Registered               Registered(1)      Price Per Share(2)        Offering Price         Registration Fee(3)
----------------------------------------------------------------------------------------------------------------------------
Common Stock $.05 par value         2,875,000               $8.38                $24,092,500                $7,300
============================================================================================================================

(1) Includes 375,000 shares to cover over-allotments, if any.
(2) Reflects the last reported sales price of the Company's Common Stock on The Nasdaq SmallCap Market on March 18, 1997.
(3) Estimated pursuant to Rule 457(c) for the purpose of calculating the registration fee.

                             RCM TECHNOLOGIES, INC.
                             ----------------------

                              CROSS REFERENCE SHEET
                              ---------------------


Registration Statement Item Number and Caption                                Location in Prospectus or Page
----------------------------------------------                                ------------------------------

1.    Forepart of the Registration Statement and Outside Front Cover          Forepart of the Registration Statement; Outside
      Page of Prospectus................................................      Front Cover Page of Prospectus

2.    Inside Front and Outside Back Cover Pages of Prospectus..........       Inside Front and Outside Back Cover Pages of
                                                                              Prospectus

3.    Summary Information, Risk Factors and Ratio of Earnings to Fixed        Prospectus Summary; Risk Factors; Summary
      Charges...........................................................      Financial Information

4.    Use of Proceeds..................................................       Prospectus Summary; Use of Proceeds

5.    Determination of Offering Price..................................       Cover Page of Prospectus; Underwriting

6.    Dilution.........................................................       Not Applicable

7.    Selling Security Holders.........................................       Principal and Selling Stockholders

8.    Plan of Distribution.............................................       Cover Page of Prospectus; Underwriting; Risk
                                                                              Factors

9.    Description of Securities to be Registered.......................       Outside Front Cover Page of Prospectus;
                                                                              Prospectus Summary; Description of Securities;
                                                                              Underwriting

10.   Interest of Named Experts and Counsel............................       Legal Matters; Experts

11.   Description of Business..........................................       Business

12.   Description of Property..........................................       Business

13.   Legal Proceedings................................................       Business

14.   Certain Market Information.......................................       Price Range of Common Stock and Dividend
                                                                              Policy; Description of Securities

15.   Financial Statements.............................................       Financial Statements

16.   Selected Financial Data..........................................       Selected Financial Data

17.   Supplementary Financial Data.....................................       Not Applicable

18.   Management's Discussion and Analysis of Financial Condition and         Management's Discussion and Analysis of
      Results of Operations.............................................      Financial Condition and Results of Operations

19.   Disagreements with Accountants...................................       Not Applicable

20.   Directors and Executive Officers.................................       Management

21.   Executive Compensation...........................................       Management

22.   Security Ownership of Certain Beneficial Owners and Management...       Principal and Selling Stockholders

23.   Certain Relationships and Related Transactions...................       Certain Relationships and Related Transactions

24.   Statement as to Indemnification..................................       Part II; Item 14 - Indemnification of Directors
                                                                              and Officers

                   SUBJECT TO COMPLETION, DATED MARCH __, 1997


                                2,500,000 Shares

                             RCM TECHNOLOGIES, INC.

                                  Common Stock

                             ----------------------


Of the 2,500,000 shares of Common Stock being offered hereby (the "Offering"), 2,323,187 are being sold by RCM Technologies, Inc. (the "Company") and 176,813 are being sold by certain stockholders of the Company (the "Selling Stockholders"). The Company will not receive any of the proceeds from the sale of shares by the Selling Stockholders. See "Principal and Selling
Stockholders."

The Company's Common Stock is included on The Nasdaq SmallCap Market under the symbol "RCMT." Application has been made for quotation of the Common Stock on the Nasdaq National Market under the symbol "RCMT." On March __, 1997, the last reported sales price of the Common Stock was $_____ per share. See "Price Range of Common Stock and Dividend Policy."


                           --------------------------

              Prospective investors should carefully consider the "Risk Factors" beginning on page 7.
                           --------------------------

THESE SECURITIES HAVE NOT BEEN APPROVED OR DISAPPROVED BY THE SECURITIES AND
     EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION NOR HAS THE SECURITIES AND EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION
        PASSED UPON THE ACCURACY OR ADEQUACY OF THIS PROSPECTUS. ANY
            REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.


=======================================================================================================================
                                               Underwriting                                           Proceeds to
                         Price to              Discounts and                Proceeds to                 Selling
                          Public              Commissions(1)                 Company(2)              Stockholders
-----------------------------------------------------------------------------------------------------------------------
Per Share                   $                    $                            $                         $
-----------------------------------------------------------------------------------------------------------------------
Total(3)                    $                    $                            $                         $
=======================================================================================================================

(1) The Company has agreed to indemnify the several Underwriters against certain liabilities, including liabilities under the Securities Act of 1933, as amended. See "Underwriting."

(2)  Before deducting expenses payable by the Company estimated to be $400,000.

(3) The Company has granted to the Underwriters an option, exercisable for 30 days from the date of the Offering, to purchase up to 375,000 shares of Common Stock, solely to cover over-allotments, if any. If the Underwriters exercise this option in full, the Price to Public will total $______, the Underwriting Discounts and Commissions will total $________, and the Proceeds to Company will total $_______. See "Underwriting."

                             -----------------------

The shares of Common Stock are offered by the several Underwriters, subject to receipt and acceptance by them and subject to their right to reject any order in whole or in part. It is expected that delivery of the certificates representing such shares will be made at the offices of Janney Montgomery Scott Inc., Philadelphia, Pennsylvania, on or about _________, 1997.

                             -----------------------

JANNEY MONTGOMERY SCOTT INC.                              LEGG MASON WOOD WALKER
                                                               INCORPORATED

                  The date of this Prospectus is ________, 1997

CERTAIN PERSONS PARTICIPATING IN THIS OFFERING, MAY ENGAGE IN TRANSACTIONS THAT STABILIZE, MAINTAIN OR OTHERWISE AFFECT THE PRICE OF THE COMMON STOCK. SUCH TRANSACTIONS MAY INCLUDE THE PURCHASE OF SHARES OF THE COMMON STOCK PRIOR TO THE PRICING OF THE OFFERING FOR THE PURPOSE OF MAINTAINING THE PRICE OF THE COMMON STOCK, THE PURCHASE OF COMMON STOCK FOLLOWING THE PRICING OF THE OFFERING TO COVER A SYNDICATE SHORT POSITION IN THE COMMON STOCK OR FOR THE PURPOSE OF MAINTAINING THE PRICE OF THE COMMON STOCK, AND THE IMPOSITION OF PENALTY BIDS. FOR A DESCRIPTION OF THESE ACTIVITIES, SEE "UNDERWRITING."


IN CONNECTION WITH THIS OFFERING, CERTAIN UNDERWRITERS MAY ENGAGE IN PASSIVE MARKET MAKING TRANSACTIONS IN THE COMMON STOCK ON THE NASDAQ SMALLCAP MARKET IN ACCORDANCE WITH RULE 103 OF REGULATION M UNDER THE SECURITIES EXCHANGE ACT OF 1934 (THE "EXCHANGE ACT"). SEE "UNDERWRITING."

                               PROSPECTUS SUMMARY


         The following summary is qualified in its entirety by the detailed information and financial statements (including the notes thereto) appearing elsewhere in this Prospectus. Unless otherwise indicated, all information in this Prospectus assumes that the Underwriters' over-allotment option will not be exercised. Investors should carefully consider the information set forth under the caption "Risk Factors." Unless the context otherwise requires, the "Company" or "RCM" refers to RCM Technologies, Inc. and its wholly owned subsidiaries. References to fiscal years are to the respective fiscal years of the Company which end October 31.


                                   The Company


         The Company is a multi-regional provider of specialty professional staffing services through its 30 branch offices located in 12 states. The Company provides contract and temporary personnel in the information technology, professional engineering and technical, specialty healthcare and general support sectors of the staffing industry to a diversified base of national, regional and local customers. During fiscal 1996, the Company provided an average of 2,600 contract and temporary staffing employees on a daily basis to approximately 700 customers, including a number of Fortune 500 companies, governmental units and public utilities, as well as small to medium-size retail, manufacturing, professional and service organizations. Customers include Air Products & Chemicals, AT&T, Consolidated Edison, Deloitte & Touche, Mt. Sinai Hospital, Northeast Utilities, Sandoz Pharmaceuticals, Sears and United Technologies.

         In fiscal 1995, the Company implemented an aggressive growth strategy based on management's belief in the expanding market demand and the competitive advantages offered by the Company's blend of specialized professional services. A key element of this strategy is to identify acquisition candidates within specialty professional service sectors which offer higher margins and greater growth potential than traditional staffing services. Since the beginning of fiscal 1995, the Company has achieved significant revenue growth primarily through the acquisition of six staffing companies with combined revenues of approximately $67.7 million in their respective fiscal years prior to the acquisition. These acquisitions shifted the Company's business toward the higher margin information technology and specialty healthcare sectors. During this time, the Company also elected to discontinue providing certain lower margin general support services. General support services, which from fiscal 1992 to 1994 accounted for approximately 51.0% of the Company's revenues, decreased as a percentage of the Company's revenues to 20.5% during the three months ended January 31, 1997. Correspondingly, revenues from the Company's specialty professional services accounted for 79.5% of the Company's revenues during the three months ended January 31, 1997. Prior to implementation of its growth strategy, in fiscal 1994 the Company's revenues and operating income were $29.2 million and $1.6 million, respectively. In fiscal 1996, on a pro forma basis which gives effect to the acquisitions as if they had occurred on November 1, 1995, the Company's revenues and operating income increased to $84.7 million and $4.7 million, respectively.

         According to the National Association of Temporary Staffing Services, from 1991 to 1995, the U.S. market for temporary staffing services grew at a compound annual rate of approximately 18.0%. Industry revenues during this period increased from approximately $21.5 billion to approximately $45.1 billion. While the staffing industry has grown rapidly in recent years, in 1996 temporary employment represented only 2.2% of the average daily employment of the total U.S. workforce and industry sources anticipate it will increase to 4.0% by the year 2000. The increase in historic and anticipated industry revenues reflects a growing acceptance of contract and temporary work assignments among employers and employees. The Company believes that the demand for specialty staffing services will increase at a faster rate than the staffing industry as a whole, as companies continue to use skilled specialty personnel to provide rapid responses to complex technological challenges without incurring the fixed overhead costs associated with permanent employees.

         The Company's objective is to become a leading provider of specialty professional staffing services in selected regional markets throughout the United States. Management has designed the Company's blend of service offerings, particularly within the information technology and niche professional engineering sectors, to meet the staffing requirements of many medium and large corporations. The Company intends to expand internally and to make acquisitions both in its existing markets and in markets that are determined by management to have strong growth and specialty staffing requirements. Additionally, the Company believes it can maximize the benefits of its acquisitions by rapidly integrating the general and administrative functions of the acquired companies, fostering a decentralized entrepreneurial environment and by focusing on the relationships with both its customers and personnel. Service to the general support sector, while not intended as a primary focus of the Company's operations, is expected to continue to supplement the Company's specialty professional services and provide diversification to the Company's customer base and geographic presence.

         The executive offices of the Company are located at 2500 McClellan Avenue, Suite 350, Pennsauken, New Jersey 08109, and its telephone number is
(609) 486-1777.

                                  The Offering



Common Stock offered:

     By the Company................................................                        2,323,187 shares

     By the Selling Stockholders...................................                          176,813 shares

     Total.........................................................                        2,500,000 shares

Common Stock to be outstanding after the Offering..................                     7,138,863 shares(1)

Use of Proceeds....................................................  For repayment of bank debt, working capital and general corporate purposes, primarily to
                                                                     finance future acquisitions. See "Use of
                                                                     Proceeds."


Nasdaq  Symbol.....................................................  RCMT

----------------

(1) Does not include an aggregate of 1,490,000 shares of Common Stock reserved for issuance under the Company's stock option plans. As of March 17, 1997, options to acquire 714,400 shares of Common Stock at exercise prices ranging from $1.09 to $8.13 were outstanding, including options to acquire 262,000 shares which were not exercisable as of the date of this Prospectus. Also does not include 157,342 shares of Common Stock issuable upon the exercise of Class C Warrants of the Company at an exercise price of $15.00 per share. See "Management - Stock Option Plans" and "Description of Securities - Class C Warrants."

                       Summary Consolidated Financial Data
                      (In thousands, except per share data)


                                        Year Ended October 31,                      Three Months Ended January 31,
                                                                               ----------------------------------------------------
                               1994       1995               1996                         1996                        1997
                               ----       ----       ----------------------       ----------------------       --------------------
                                                     Actual    Pro Forma(1)       Actual    Pro Forma(1)       Actual  Pro Forma(1)
                                                     ------    ------------       ------    ------------       ------  ------------

Statement of Income Data:
  Revenues                   $29,239     $26,916    $61,039     $84,665           $9,777      $19,072         $21,151    $21,151
  Gross profit                 5,375       4,537     12,259      19,147            1,791        4,141           5,100      5,100
  Operating income             1,608         857      3,015       4,715              592          943           1,355      1,355
  Net income                  $1,426        $849     $2,368      $3,688             $502         $737            $781       $757
                               =====       =====      =====       =====            =====        =====           =====      =====
  Net income per share         $0.49       $0.28      $0.55       $0.67            $0.15        $0.14           $0.16      $0.13
                               =====       =====      =====       =====            =====        =====           =====      =====

  Supplemental pro forma
    net income per share (2)               $0.18      $0.38       $0.48            $0.10        $0.10           $0.15      $0.13
                                           =====      =====       =====            =====        =====           =====      =====

  Weighted average number
    of shares outstanding      2,930       3,008      4,321       5,514            3,277        5,319           4,971      5,660





                                                      October 31, 1996                  January 31, 1997
                                                      ----------------      ----------------------------------------
                                                                                  Actual          As Adjusted (3)
                                                                                  ------          ---------------
Balance Sheet Data:
Cash and cash equivalents                                      $6                   $125             $12,832
  Working capital, exclusive of                             9,518                  9,919              22,626
    notes - payable bank
  Total assets                                             24,407                 30,191              42,898
  Notes payable - bank                                      2,746                  7,000               2,000
  Shareholders' equity                                     16,220                 17,001              34,708

---------------------

(1) Assumes that the acquisitions of Consortium, Consort MD, PSI and PAMI occurred on November 1, 1995 and gives effect to the reduction of certain redundant operating costs and expenses, excess salaries and non-recurring costs that were identified at the time of the acquisitions. Also gives effect to: (i) the elimination of interest expense associated with the acquisition related debt assumed to be repaid with offering proceeds; and
     (ii) the issuance of 705,116 shares of Common Stock (at an assumed offering price of $8.38 per share) which, net of estimated underwriting commissions and offering expenses payable by the Company, would be sufficient to repay the acquisition related indebtedness as set forth in "Use of Proceeds."


(2) Assumes an effective tax rate of 42%. The Company's effective tax rates for the years ended October 31, 1995 and 1996 and the three months ended January 31, 1996 were 10%, 16% and 10%, respectively, due to the utilization of net operating loss carryforwards.

(3) Gives effect to the sale of 2,323,187 shares of Common Stock (at an assumed offering price of $8.38 per share) offered by the Company hereby and the application of the net proceeds therefrom as set forth in "Use of Proceeds."

                                  RISK FACTORS

         An investment in the shares of Common Stock offered by this Prospectus involves a high degree of risk. Prospective purchasers of the shares of Common Stock offered hereby should carefully review the following risk factors as well as the other information set forth in this Prospectus.

         This Prospectus contains forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. Pro forma information contained within this Prospectus, to the extent it is predictive of financial condition and results of operations that would have occurred on the basis of certain stated assumptions, may also be characterized as forward-looking statements. Although forward-looking statements are based on assumptions made, and information believed, by management to be reasonable, no assurance can be given that such statements will prove to be correct. Such statements are subject to certain risks, uncertainties and assumptions. Should one or more of these risks or uncertainties materialize, or should underlying assumptions prove incorrect, actual results may vary materially from those anticipated, estimated, projected or expected. Such risks and uncertainties are described under the headings "Management's Discussion and Analysis of Financial Condition and Results of Operations," "Business" and in the risk factors set forth below.

Ability to Achieve and Manage Growth

         The Company has experienced significant growth since the beginning of fiscal 1995, principally through acquisitions. Continued growth could place additional demands on its administrative, operational and financial resources. The Company's ability to achieve and manage its growth will depend on a number of factors, including the availability of working capital to support such growth, existing and emerging competition, the Company's ability to maintain sufficient profit margins and the strength of demand for contract and temporary personnel in the sectors in which the Company operates. There can be no assurance that the Company will be able to continue to achieve or manage such growth effectively and the failure to do so could have a material adverse effect on the Company's business, financial condition and results of operations. See "Management's Discussion and Analysis of Financial Condition and Results of Operations" and "Business - Business Strategy."

Risks Associated with Future Acquisitions

         A primary element of the Company's growth strategy is to pursue strategic acquisitions that expand or complement the Company's business. The Company regularly reviews various strategic acquisition opportunities and periodically engages in discussions regarding possible acquisitions. As a result, negotiations may occur from time to time as appropriate opportunities arise. There can be no assurance that the Company will be able to identify additional acquisition candidates on terms favorable to the Company or in a timely manner, enter into acceptable agreements or close any such transactions, and any failure to do so could have a material adverse effect on the Company's ability to sustain its growth. In addition, the Company will compete for acquisitions with other companies. Increased competition for such acquisition candidates could have the effect of increasing the cost of pursuing this growth strategy or could reduce the number of attractive candidates to be acquired. Future acquisitions could divert management's attention from the daily operations of the Company and require additional management, operational and financial resources. Moreover, there is no assurance that the Company will be able to successfully integrate acquisitions into its business or operate such acquisitions at expected levels of revenue or profitability. Acquisitions may also have an adverse short-term effect on the Company's operating results, dependence on retaining key personnel, amortization of acquired intangible assets and risks associated with unanticipated problems, liabilities or contingencies. See "Acquisition Program."

         The Company may require additional debt or equity financing for future acquisitions, which may not be available at all, or on terms favorable to the Company. To the extent the Company uses shares of Common Stock for all or a portion of the consideration to be paid in future acquisitions, dilution may be experienced by existing stockholders, including the purchasers of Common Stock in this Offering. If the Company does not have cash resources sufficient for such purpose or is not able to use its Common Stock as consideration for acquisitions, its growth through acquisitions could be limited. See "Acquisition Program" and "Management's Discussion and Analysis of Financial Condition and Results of Operation - Liquidity and Capital Resources."

Dependence on Key Customers and Geographic Concentration

         Although the Company provides services to a large number of customers, approximately 24.6% and 21.6% of the Company's revenues in fiscal 1996 and the three months ended January 31, 1997, respectively, were derived from the Company's top five revenue producing customers, with one customer accounting for approximately 12.0% of the Company's revenues in each period. Similarly, a substantial portion of the Company's revenues are currently derived from services provided to customers in the Northeast, Midwest and California regions of the United States. The loss of, or a reduction in, business from any major customers or a deterioration of general economic conditions in these regions could adversely affect the Company. See "Business - Customers and Marketing."

Dependence on Availability of Qualified Personnel

         The Company depends on its ability to attract, train and retain qualified personnel who possess the skills and experience necessary to meet the staffing requirements of its customers. Competition for the services of personnel within all of its professional specialty groups is intense. Competition for information technology personnel is particularly intense and demand for their services has, to date, substantially exceeded their supply. The Company expects such competition to continue. Factors influencing such competition include compensation, benefits, growth opportunities, relationships with other specialty staffing companies and full-time employment opportunities. There can be no assurance that qualified personnel will continue to be available to the Company in sufficient numbers and on terms of employment acceptable to the Company. The inability to attract and retain qualified personnel in sufficient numbers, or to upgrade its base of qualified personnel to keep pace with changing customer needs and emerging technologies, could have a material adverse affect on the Company's business, financial condition and results of operations. See "Business - Operations."

Reliance on Key Personnel

         The Company is highly dependent upon the continued services and experience of its senior members of management, including Leon Kopyt, Chairman and Chief Executive Officer. The loss of the services of Mr. Kopyt or other senior members of management could have a material adverse effect on the Company's business. The Company has employment agreements with Mr. Kopyt and other senior members of management. See "Management - Executive Compensation."

Potential Claims Relating to Former Operation of California Facility

         For several years prior to 1977, the Company operated a facility located in Fontana, California (the "Facility") at which it processed certain materials to recover aluminum. The property on which the Facility was located (the "Property") was owned by Robert Sackett, a principal shareholder and chief executive officer of the Company at that time. In 1977, the Company sold certain assets of the Facility to a company (the "Purchaser") that continued the processing operations until 1982. As part of the 1977 transaction, the Purchaser granted a license to the Company to store an existing aluminum oxide stockpile (the "Stockpile") at the Facility, and the Purchaser had the right to purchase from the Company material from the Stockpile. Mr. Sackett sold the Property to the Purchaser in 1985. In 1986 and 1994, the California Regional Water Quality Control Board ("California WQCB") issued Cleanup and Abatement Orders ("Orders") to the Purchaser, Mr. Sackett and the Company alleging the degradation of, and requiring its investigation and mitigation of, groundwater quality due to discharges from materials stored at the Facility, including the Stockpile. Although the Company did not respond to the Orders, the Purchaser has advised the Company that, through January 1994, it incurred costs of approximately $5.6 million principally to remove the Stockpile from the Facility and, in addition to any costs, if any, incurred since January 1994, it may incur additional costs of approximately $1.0 million to settle all liability in this matter to the California WQCB.

         The Company has received from the Purchaser a request for contribution in an unspecified amount to recover a portion of its costs. In this regard, the Purchaser has threatened the Company with litigation under both the Federal Superfund law and California law. Based upon the Company's evaluation of this matter, which included a review of an environmental study performed for the Company before the 1977 transaction and studies performed for the Purchaser after the 1977 transaction, the Company believes that, among other things: the Facility was in material compliance with all applicable environmental laws, regulations and other requirements prior to and at the time of the 1977 transaction; any violations of applicable environmental laws, regulations or other requirements at the Facility after the 1977 transaction, including any relating to the Stockpile, were caused by or were the responsibility of the Purchaser and others; the contaminants alleged to have been released from the Facility and impacted groundwater do not support a Federal Superfund claim; and some of the actions taken and costs incurred by the Purchaser may not have been necessary or required to comply with the Orders. There can be no assurance that the Company will not incur material expense in connection with any claims brought by the Purchaser or the California WQCB or that the Company will not ultimately be found responsible for certain of the costs incurred by the Purchaser in an amount that may be material to the Company. Management intends to vigorously defend any such claims, if and when they may arise. To the extent that the Company experiences a material loss as a result of the environmental matters described above, the Company may be subject to additional claims for damages which could have an adverse effect on the Company's financial condition.

Fluctuations in Quarterly Operating Results

         The Company has experienced, and is expected to continue experiencing, quarterly variations in revenues and operating income as a result of many factors, including the timing of assignments from customers, future acquisitions, hiring of personnel and additional selling, general and administrative expenses incurred to support new business as well as changes in the Company's revenue mix. In connection with certain engineering projects, the Company could incur costs in periods prior to recognizing revenues under those contracts. In addition, the Company must plan its operating expenditures based on revenue forecasts, and a revenue shortfall below such forecast in any quarter would likely adversely affect the Company's operating results for the quarter. While the effects of seasonality of the Company's business have been obscured by its growth through acquisitions, the Company usually experiences lower revenues in its first fiscal quarter due to the slowdown in business associated with the holiday season.

Increased Costs of Employment

         The Company is required to pay unemployment insurance premiums and workers' compensation benefits for its contract and temporary employees. Unemployment insurance premiums are set annually by the states in which employees perform services and could increase periodically. There can be no assurance that the Company will be able to increase the fees charged to its customers in a timely manner and by an amount sufficient to cover increased unemployment insurance premiums. Workers' compensation costs have increased as various states in which the Company conducts operations have raised benefit levels and liberalized allowable claims. The Company maintains workers' compensation insurance for its employees under an insured program in its areas of operation. There can be no assurance that the Company's actual workers' compensation obligations will not exceed the amount of its insured coverage or that the Company will be able to increase the fees charged to its customers sufficiently to offset increased employment costs.

Liability for Employee Actions

         Providers of contract and temporary staffing services generally place their employees in the workplace of other businesses. The risk of employee misconduct is attendant to the Company's business. These risks could include claims relating to errors and omissions, misuse of proprietary information, misappropriation of funds, discrimination and harassment, theft of customer property, other criminal activity or torts and other claims. While the Company has not historically experienced any material claims of these types, and has insurance covering certain of these risks, there can be no assurance that the Company will not experience such claims, incur costs in connection with such risks in the future, that insurance coverage will continue to be available or that it will be adequate to cover such liabilities.

Risks Related to Tax Status of Independent Contractors

         Generally, the Company treats its technical personnel as employees for federal and state tax purposes and pays all requisite Social Security taxes
(FICA), payroll taxes, unemployment taxes, workers' compensation insurance premiums and other employee taxes and similar costs. In certain cases, however, technical personnel desire to be treated as independent contractors for federal and state tax purposes with respect to their assignments. In such cases, and if appropriate, the individual is treated as an independent contractor for tax purposes. Of the technical personnel, historically, less than 5% were treated as independent contractors for federal and state tax purposes. The Company believes that it is in material compliance with all applicable tax regulations concerning the classification of its technical personnel, and has not, to date, been the subject of any attempt by any federal or state authority to reclassify any of the personnel it has treated as independent contractors. There can be no assurance, however, that federal and state taxing authorities will not challenge the Company's classification of technical personnel as independent contractors in the future. If successful, such a challenge could result in the imposition of additional taxes, interest and penalties, the amount of which could have a material adverse effect on the Company's financial condition.

Risk of Government Regulations and Legislative Proposals

         The Company's costs of operations could increase if there are any material changes in government regulations. Recent federal and state legislative proposals have included provisions seeking to extend health insurance benefits to employees who do not currently receive such benefits. As a result of the wide variety of national and state proposals currently under consideration, the impact of such proposals cannot be predicted. There can be no assurance that the Company will be able to increase the fees charged to its customers in a timely manner and sufficient amount to cover increased costs related to any new benefits that may be extended to temporary employees as a result of such legislation or regulations. It is not possible to predict whether any other legislation or regulations affecting the Company's operations will be proposed or enacted at the federal or state level; however, no assurances can be given that if enacted, such legislation or regulations would not have a material adverse effect on the Company.

Competitive Market

         The temporary staffing industry is highly competitive, with limited barriers to entry. The Company competes for customers in the geographic regions in which it operates with national, regional and local, full service and specialized staffing providers. Certain of the Company's competitors have greater marketing, financial and other resources, and more established operations, than the Company. As a result, they may be better able to respond or adapt to new or emerging technologies and changes in customer requirements or to devote greater resources to the development, marketing and sales of their services than the Company. The Company expects that the level of competition will remain high in the future, which could limit the Company's ability to maintain its market share or maintain gross margins in the geographic regions or industry sectors in which it operates, either of which could have a material adverse affect on the Company's business, financial condition and results of operations. See "Business - Competition."

General Economic Risks

         Demand for professional staffing services is significantly affected by the general level of economic activity. When economic activity slows, customers may delay or cancel plans that involve the hiring of permanent or contract technical personnel. The Company is unable to predict the level of economic activity at any particular time, and fluctuations in the general economy could adversely affect the Company's business, operating results and financial condition.

Discretion in Use of Proceeds

         The Company intends to use approximately $5.0 million of the net proceeds from this Offering (assuming a public offering price of $8.38 per share) to repay certain outstanding indebtedness and intends to use the approximately $12.7 million in remaining net proceeds (approximately $15.7 million if the Underwriters' over-allotment is exercised) for general corporate purposes, primarily to finance future acquisitions. The Company currently has no understandings, commitments or agreements with respect to any material acquisitions; however, as a result of the Company's process of regularly reviewing acquisition prospects, negotiations may occur from time to time if appropriate opportunities arise. Consequently, there can be no assurance as to when or how the remaining net proceeds from the Offering will be used. If the Company is unable to promptly utilize such proceeds in connection with acquisitions, or to otherwise use such proceeds in the growth of its business, the returns realized from temporarily investing such proceeds may be substantially less than the returns which could be realized if such proceeds were successfully invested in the business. See "Use of Proceeds."

Control by Existing Management

         Following the completion of this Offering, officers and directors of the Company will have voting rights over approximately 24.7% of the then outstanding shares of Common Stock (23.5% if the Underwriters' over-allotment option is exercised) and may be able to exercise effective control over most matters requiring approval of the Company's stockholders, including the election of the Company's directors. See "Principal and Selling Stockholders" and "Description of Securities."

Volatility of Stock Price

         The market price of the Company's Common Stock has recently experienced volatility, with prices as high as $15.00 on May 24, 1996 and as low as $7.00 on August 2, 1996. In the future, the market price of the Common Stock could fluctuate substantially due to a variety of factors, including quarterly operating results of the Company or other companies in the same or similar industry, changes in general conditions in the economy, the financial markets or the staffing services industry, natural disasters or other developments affecting the Company or its competitors.

Shares Eligible for Future Sale; Registration Rights

         The market price of the Common Stock could be adversely affected by the sale of substantial amounts of Common Stock in the public market following this Offering. Of the 7,138,863 shares of Common Stock that will be outstanding following the Offering, 1,748,950 shares of Common Stock are considered "restricted securities" for the purpose of Rule 144 under the Securities Act of 1933, as amended (the "Securities Act") and may only be sold if they are registered under the Securities Act or if an exemption from such registration is available. All of the Company's directors and executive officers and Limeport Investments, LLC have agreed not to sell, otherwise dispose of, or pledge any shares of the Common Stock for 180 days after the date of this Prospectus (the "Lock-Up Period") without the prior written consent of Janney Montgomery Scott Inc. The Lock-Up Period will not apply to the Common Stock offered by Limeport Investments, LLC as a Selling Stockholder. See "Principal and Selling Stockholders" and "Shares Eligible for Future Sale."

         Following expiration of the Lock-Up Period, 174,111 of the restricted securities will be eligible for public resale either in accordance with Rule 144 under the Securities Act or by operation of the applicable registration rights agreements between the holders of such restricted securities and the Company. Of the remaining restricted securities, 1,262,528 may not be sold until April 30, 1998 and 312,311 shares may not be sold until August 30, 1998, each pursuant to certain registration rights arrangements with the Company.

         Sales of additional shares in the public market could also occur upon the exercise of existing stock options and Class C Warrants. The sales could take place prior to the expiration of the Lock-Up Period.

         The Company is unable to predict the effect, if any, that future sales of shares, or the availability of shares for future sale, will have on the market price for the Common Stock prevailing from time to time. Sales of substantial amounts of Common Stock, or the perception that such influx of shares into the market could occur, could adversely affect the market price for the Common Stock and could impair the Company's future ability to obtain capital through offerings of equity securities.

Effect of Certain Anti-Takeover Provisions

         Certain provisions of the Company's Articles of Incorporation, as amended (the "Articles of Incorporation"), Amended and Restated Bylaws (the "Bylaws"), the Nevada General Corporation Law, the Company's Stockholder Rights Plan (the "Rights Plan") and the Second Amended and Restated Termination Benefits Agreement between the Company and its Chief Executive Officer (the "Benefits Agreement") could delay or frustrate the removal of incumbent directors and could make difficult a change in control transaction including a merger, tender offer or proxy contest involving the Company, even if such events could be viewed as beneficial by the Company's stockholders. For example, the Articles of Incorporation provide for a classified Board of Directors and deny the right of stockholders to amend the Bylaws without the consent of the Board and require advance notice of stockholder nominations of directors. The Company is also subject to provisions of the Nevada General Corporation Law that prohibit a publicly held

Nevada corporation from engaging in a broad range of business combinations with a person who, together with affiliates and associates, owns 10% or more of the corporation's outstanding voting shares (an "interested stockholder") for three years after the person became an interested stockholder, unless the business combination is approved in a prescribed manner. In addition, the Rights Plan provides for substantial dilution of an "acquiring person" as defined therein in the event a person or group of persons acquires beneficial ownership of 15% or more of the outstanding Common Stock of the Company or in the event of a merger or sale of assets which is not approved by the "continuing directors," of the Company as defined in the Rights Plan. Furthermore, in the event of a "change in control" (as defined in the Benefits Agreement) which results in the termination of the Chief Executive Officer, the Company would be required to make substantial payments and, in certain circumstances, reduce the exercise price of options issued to the Chief Executive Officer. See "Management - Change in Control Arrangements" and "Description of Securities - Provisions Having a Possible Anti-Takeover Effect."

                               ACQUISITION PROGRAM

         Since the beginning of fiscal 1995, the Company has completed the acquisition of six staffing companies with combined revenues of approximately $67.7 million in their respective fiscal years prior to the acquisition. These acquisitions shifted the Company's business from general support to the specialty professional service sectors, such as information technology, professional engineering and specialty healthcare services. These acquisitions also increased the Company's geographic presence in the Northeast and Midwest regions of the United States, thereby allowing the Company to more effectively provide services to large regional and national accounts.

         Key elements of the Company's growth strategy are to continue to pursue strategic acquisitions in selected geographic regions and in the specialty professional service sectors. These acquisitions may serve to strengthen the Company's presence in existing markets, introduce the Company to new regions with strong growth opportunities, or add new specialty staffing services. The Company regularly reviews various strategic acquisition opportunities and periodically engages in discussions regarding such acquisitions. While the number, timing, size and terms of such acquisitions may vary, management has developed the following general guidelines to identify potential acquisitions:

         o  Regional businesses with revenues of $25.0 million or less.

         o Businesses with profitable operations and experienced management personnel.

         o Sellers who are willing to accept a significant portion of the acquisition price in the form of multi-tiered earnouts based on meeting certain growth and profitability targets.

         Management believes that, in addition to its growth strategy and acquisition guidelines, the following factors distinguish the Company from competitive bidders when pursuing acquisitions: (i) the opportunity of the target management to be key contributors and participants in the growth of a medium-sized public company; (ii) the rapid integration of general and administrative functions to allow a greater focus upon sales and marketing efforts; (iii) operational autonomy which fosters a desirable entrepreneurial environment; and (iv) the use of substantial performance-based financial incentives.

         The following information provides a summary of the acquisitions completed by the Company since the beginning of fiscal 1995.

         Great Lakes Design, Inc. ("Great Lakes"). In December 1994, the Company acquired the operating assets of Great Lakes for $200,000 in the form of a $150,000 note payable over a period of two years, $50,000 in cash and certain earnout provisions. Great Lakes generated revenues of approximately $3.2 million during its fiscal year ended December 31, 1994. Through this transaction, the Company acquired two branch offices which provide engineering and technical staffing services.

         Cataract, Inc. ("Cataract"). In August 1995, the Company acquired all of the outstanding stock of Cataract for $2.0 million cash and 312,311 restricted shares of the Company's Common Stock. The restricted shares have been pledged to the Company for a period of three years to secure certain levels of sales revenues that have been warranted by the former Cataract shareholders. Cataract generated revenues of approximately $20.5 million during its fiscal year ended December 31, 1994. Through this transaction, the Company acquired five branch offices which provide engineering staffing services.

         The Consortium ("Consortium"). In March 1996, the Company acquired all of the outstanding stock of Consortium for 1.3 million restricted shares of the Company's Common Stock. Consortium generated revenues of approximately $26.0 million during its fiscal year ended December 31, 1995. Through this transaction, the Company acquired five branch offices which provide information technology, specialty healthcare and general support staffing services. In addition, the two principal shareholders of Consortium joined the Company's senior management.

         The Consortium of Maryland, Inc. ("Consort MD"). In May 1996, the Company acquired all of the outstanding stock of Consort MD for $621,500 cash and 34,327 restricted shares of the Company's Common Stock, plus additional shares of restricted stock having a value equal to approximately $250,000, based upon a post-closing verification of financial data warranted at closing. Consort MD generated revenues of approximately $6.0 million during its fiscal year ended December 31, 1995. Through this transaction, the Company acquired one branch office which provides information technology staffing services. In addition, the sole shareholder of Consort MD joined the Company's senior management.

         Performance Staffing, Inc. ("PSI"). In September 1996, the Company acquired the operating assets of PSI for 2,500 restricted shares of the Company's Common Stock, and in connection therewith, assumed approximately $110,000 of PSI's debt. PSI generated revenues of approximately $2.0 million during its fiscal year ended December 31, 1995. Through this transaction, the Company acquired three branch offices which provide engineering and general support staffing services.

         Programming Alternatives of Minnesota, Inc. ("PAMI"). Effective as of November 4, 1996, the Company acquired all of the outstanding stock of PAMI for approximately $4.5 million cash plus $1.6 million of consideration in the form of a three year promissory note payable upon attaining certain earnings targets within the three-year period. The Company also agreed to pay additional consideration to the former PAMI shareholder in the event that during the three-year period the performance of PAMI exceeds the established earnings targets. PAMI generated revenues of approximately $10.0 million during its fiscal year ended December 31, 1996. Through this transaction, the Company acquired one branch office which provides information technology staffing services.

                                 USE OF PROCEEDS

         The net proceeds from the sale of the 2,323,187 shares of Common Stock offered hereby by the Company are estimated to be approximately $17.7 million ($20.7 million in the event the Underwriters' over-allotment option is exercised) assuming a public offering price of $8.38 per share and after deducting estimated underwriting discounts and commissions and Offering expenses. The Company will not receive any proceeds from the sale of Common Stock by the Selling Stockholders.

         Approximately $5.0 million of the net proceeds will be used to repay outstanding debt under the Company's Revolving Credit Facility which was obtained for working capital purposes and acquisition financing. The Revolving Credit Facility provides a revolving line of credit which permits borrowings of up to $20.0 million at an interest rate equal to LIBOR plus 2.25% and expires on June 30, 1999. Borrowings under the Revolving Credit Facility have been used to fund certain of the Company's acquisitions. See "Management's Discussion and Analysis of Financial Condition and Results of Operations - Liquidity and Capital Resources."

         The Company intends to use the remaining net proceeds of approximately $12.7 million (approximately $15.7 million if the Underwriters' over-allotment is exercised) for working capital and other general corporate purposes, primarily to finance future acquisitions. The Company currently has no understandings, commitments or agreements with respect to any material acquisitions; however, as a result of the Company's process of regularly reviewing acquisition prospects, negotiations may occur from time to time if appropriate opportunities arise. Pending the uses described above, the Company intends to invest its net proceeds in short-term, investment-grade securities.

                           PRICE RANGE OF COMMON STOCK
                               AND DIVIDEND POLICY

         The Common Stock is traded on The Nasdaq SmallCap Market under the symbol "RCMT." Application has been made for quotation on the Nasdaq National Market under the same symbol. The following table sets forth high and low sales prices by fiscal quarters for the periods indicated, as reported by the National Association of Securities Dealers, Inc.

          Fiscal 1995                                     High          Low
          -----------                                     -----         ---
          First Quarter                                   $3.75        $2.97
          Second Quarter                                   3.90         3.28
          Third Quarter                                    3.44         2.50
          Fourth Quarter                                   4.06         2.97

          Fiscal 1996
          -----------
          First Quarter                                   $6.25        $2.66
          Second Quarter                                  13.25         4.22
          Third Quarter                                   15.38         5.75
          Fourth Quarter                                  12.88         7.00

          Fiscal 1997
          -----------
          First Quarter                                  $10.38        $7.00
          Second Quarter (through March 18, 1997)          9.63         8.25

         On March 18, 1997 the last reported sales price of the Common Stock on The Nasdaq SmallCap Market was $8.38 per share.

         As of March 18, 1997, the approximate number of holders of record of the Company's Common Stock was 1,858. Based upon the requests for proxy information in connection with the Company's most recent Annual Meeting of Stockholders, the Company believes the number of beneficial owners of its Common Stock exceeds 4,800.


         The Company has never declared or paid a cash dividend on its Common Stock and does not anticipate paying any cash dividends in the foreseeable future. It is the current policy of the Company's Board of Directors to retain all earnings to finance the development and expansion of the Company's business. Any future payment of dividends will be at the discretion of the Board of Directors and will depend upon, among other things, the Company's earnings, financial condition, capital requirements, level of indebtedness, contractual restrictions and other factors that the Board of Directors deems relevant. The Revolving Credit Facility prohibits the payment of dividends or distributions on account of the capital stock without the prior consent of Mellon Bank, N.A.

                                 CAPITALIZATION

         The following table sets forth the note payable under the Company's Revolving Credit Facility and the consolidated capitalization of the Company at January 31, 1997 on an actual basis and as adjusted, as of such date, to give effect to the sale by the Company of 2,323,187 shares of Common Stock at an assumed offering price of $8.38 per share, and the application of the net proceeds therefrom as set forth in "Use of Proceeds." This table should be reviewed in conjunction with the Company's historical and pro forma financial statements and related notes appearing elsewhere in this Prospectus.


                                                                                         January 31, 1997
                                                                                   --------------------------------
                                                                                     Actual           As Adjusted
                                                                                     ------           -----------
                                                                                          (in thousands)

Cash and equivalents                                                                 $   125            $12,832
                                                                                     =======            =======
Notes payable - bank (1)                                                             $ 7,000            $ 2,000
                                                                                     =======            =======

Shareholders' equity:
   Preferred stock, $1.00 par value; 5,000,000 shares authorized;                      _____              _____
     no shares issued or outstanding
   Common stock, $0.05 par value; 40,000,000 shares authorized; 4,815,676 shares
    issued, actual and 7,138,863 shares issued, as adjusted                              244                360
   Additional paid-in capital                                                         17,161             34,752
   Treasury stock, at cost 62,800 shares                                                 (63)               (63)
   Accumulated deficit                                                                  (341)              (341)
                                                                                          --                 --
   Total shareholders' equity                                                         17,001             34,708
                                                                                     -------            -------

        Total capitalization                                                         $17,001            $35,351
                                                                                     =======            =======

--------------------
(1) Classified within the Company's Consolidated Financial Statements as a current liability.

                      SELECTED CONSOLIDATED FINANCIAL DATA

         The selected consolidated financial data for, and as of the end of, each of the years in the four year period ended October 31, 1996 are derived from the consolidated financial statements of the Company which have been audited by Grant Thornton LLP, independent auditors. The selected consolidated financial data for, and as of the end of, the year ended October 31, 1992 are derived from the consolidated financial statements of the Company which have been audited by Morris J. Cohen & Co., independent auditors. The selected consolidated financial data for the three months ended January 31, 1996 and 1997 are derived from the unaudited consolidated financial statements of the Company, which in the opinion of management include all adjustments (consisting of only normal recurring adjustments) necessary to present fairly the results of operations and financial position for such periods. The results of operations for the three months ended January 31, 1997 are not necessarily indicative of the results of operations to be expected for the year. The pro forma consolidated financial data presented below gives effect to all business acquired by the Company through January 31, 1997 as if these acquisitions were consummated as of November 1, 1995. The pro forma results of operations are not necessarily indicative of the results that would have occurred had the acquisitions been consummated as of the beginning of the period presented or that might be attained in the future. The following data should be read in conjunction with "Management's Discussion and Analysis of Financial Condition and Results of Operations" and the actual and pro forma consolidated financial statements of the Company included elsewhere in this Prospectus.


                                                      Year Ended October 31,
                                   ----------------------------------------------------------------
                                                                                     1996
                                                                             ----------------------
                                                                                         Pro
                                   1992       1993       1994       1995       Actual    Forma(1)
                                   ----       ----       ----       ----       ------    --------

                                                   (In thousands, except share and per share data)

Statement of Income Data:
Revenues                           $26,864     $28,633    $29,239    $26,916    $61,039      $84,665
Cost of services                    22,858      24,387     23,864     22,379     48,780       65,518
                                   -------     -------    -------    -------    -------      -------
Gross profit                         4,006       4,246      5,375      4,537     12,259       19,147
Operating costs and expenses:
  Selling, general and
    administrative                   3,697       3,281      3,674      3,550      8,914       13,957
  Depreciation and amortization        125         113         93        130        330          475
                                   -------     -------    -------    -------    -------      -------

Operating income                       184         852      1,608        857      3,015        4,715

Other income (expense)                 (29)        (41)         5         86       (194)        (190)
                                   -------     -------    -------    -------    -------      -------

Income before income taxes             155         811      1,613        943      2,821        4,525

Income taxes                            63          78        187         94        453          837
                                   -------     -------    -------    -------    -------      -------

Income from continuing
  operations                            92         733      1,426        849      2,368        3,688

Loss from discontinued
operations                          (1,029)         --         --         --         --           --
                                   -------     -------    -------    -------    -------      -------

Net income (loss)                    ($937)    $   733    $ 1,426    $   849   $  2,368      $ 3,688
                                   =======     =======    =======    =======   ========      =======

Income (loss) per share             ($0.33)    $  0.28    $  0.49    $  0.28   $   0.55      $  0.67
                                   =======     =======    =======    =======   ========      =======

Supplemental pro forma net
income per share(2)                                                  $  0.18   $   0.38      $  0.48
                                                                     =======   ========      =======

Weighted average shares
  outstanding                    2,867,913   2,578,411  2,930,276  3,007,969  4,320,571    5,513,968



                                       Three Months Ended January 31,
                                     ---------------------------------
                                             1996                   1997
                                     ----------------------   ------------------
                                                   Pro                    Pro
                                      Actual     Forma(1)     Actual    Forma(1)
                                      ------     --------     ------    -------

Statement of Income Data:
Revenues                              $9,777     $19,072     $21,151    $21,151
Cost of services                       7,986      14,931      16,051     16,051
                                      ------     -------     -------    -------
Gross profit                           1,791       4,141       5,100      5,100
Operating costs and expenses:
  Selling, general and
    administrative                     1,144       3,079       3,626      3,626
  Depreciation and amortization           55         119         119        119
                                      ------     -------     -------    -------

Operating income                         592         943       1,355      1,355

Other income (expense)                   (31)        (31)        (85)       (50)
                                      ------     -------     -------    -------

Income before income taxes               561         912       1,270      1,305

Income taxes                              59         175         489        548
                                      ------     -------     -------    -------

Income from continuing
operations                               502         737         781        757

Loss from discontinued
  operations                              --          --          --

Net income (loss)                     $  502     $   737     $   781    $   757
                                      ======     =======     =======    =======

Income (loss)  per share              $ 0.15     $  0.14     $  0.16    $  0.13
                                      ======     =======     =======    =======

Supplemental pro forma net
  income per share(2)                 $ 0.10     $  0.10     $  0.15    $  0.13
                                      ======     =======     =======    =======

Weighted average shares
  outstanding                      3,276,627   5,318,570   4,970,620  5,660,220




                                                                 October 31,                                  January 31, 1997
                                         ------------------------------------------------------------   ----------------------------
                                            1992        1993       1994         1995        1996        Actual        As Adjusted(3)
                                            ----        ----       ----         ----        ----        ------        --------------
                                                             (In thousands)

Balance Sheet Data:
   Cash and cash equivalents               $  473      $  914     $2,534      $   298     $     6      $   125           $12,832
   Working capital, exclusive of notes
     payable - bank                         3,592       3,741      5,201        4,242       9,518        9,919            22,626
   Total assets                             5,097       5,334      6,666       10,302      24,407       30,191            42,898
   Long-term debt                             129          74         35           --          --           --                --
   Shareholders' equity                     3,294       4,046      5,477        7,527      16,220       17,001            34,708

(1) Assumes that the acquisitions of Consortium, Consort MD, PSI and PAMI occurred on November 1, 1995 and gives effect to the reduction of certain redundant operating costs and expenses, excess salaries and non-recurring costs that were identified at the time of the acquisitions. Also gives effect to: (i) the elimination of interest expense associated with the acquisition related debt assumed to be repaid with offering proceeds; and
     (ii) the issuance of 705,116 shares of Common Stock (at an assumed offering price of $8.38 per share) which, net of estimated underwriting commissions and offering expenses payable by the Company, would be sufficient to repay the acquisition related indebtedness as set forth in "Use of Proceeds." See
     Note 1 to Financial Statements for three months ended January 31, 1997 pro forma data.

(2) Assumes an effective tax rate of 42%. The Company's effective tax rates for the years ended October 31, 1995 and 1996 and the three months ended January 31, 1996 were 10%, 16% and 10%, respectively, due to the utilization of net operating loss carryforwards.

(3) Gives effect to the sale of 2,323,187 shares of Common Stock (at an assumed offering price of $8.38 per share) offered by the Company hereby and the application of the net proceeds therefrom as set forth in "Use of Proceeds."

                      MANAGEMENT'S DISCUSSION AND ANALYSIS
                OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

Overview

         The Company provides contract and temporary personnel in the information technology, professional engineering and technical, specialty healthcare and general support sectors of the staffing industry to a diversified base of national, regional and local customers. The Company's business and strategy have changed dramatically since its inception in 1971. Through 1981, the Company's business focused on the development of environmental technologies and the operation of related environmental businesses. In 1981, the Company diversified its operations through the acquisition of Intertec Design, Inc., a staffing company that provided technical, clerical and light industrial personnel. In fiscal 1992 current management chose to discontinue its environmental business and from 1992 through 1994, repositioned its core staffing business to improve profitability and to take advantage of consolidating market dynamics.

         Significant revenue growth began in fiscal 1995 as the Company implemented a growth strategy that resulted in the acquisition of six businesses in the staffing industry. These acquisitions shifted the Company's business toward the higher margin information technology and specialty healthcare sectors. During this time, the Company also elected to discontinue providing certain lower margin general support services. General support services, which from fiscal 1992 to 1994 accounted for approximately 51.0% of the Company's revenues, decreased as a percentage of the Company's revenues to 20.5% during the three months ended January 31, 1997. Correspondingly, revenues from the Company's specialty professional services accounted for 79.5% of the Company's revenues during the three months ended January 31, 1997. Prior to implementation of its growth strategy, in fiscal 1994 the Company's revenues and operating income were $29.2 million and $1.6 million, respectively. In fiscal 1996, on a pro forma basis giving effect to the acquisitions as if they had occurred on November 1, 1995, the Company's revenues and operating income increased to $84.7 million and $4.7 million, respectively.

         The Company realizes revenues from the placement of contract and temporary staffing personnel. These services are provided to the customer on a time and material basis at hourly rates that are established for each of the Company's staffing personnel, based upon their skill level, experience and type of work performed. Billable hourly rates range from an average of approximately $55 - $75 within the information technology group, $30 - $60 in the professional engineering group, $35 - $65 within the specialty healthcare group and $8 - $15 in the Company's general support group. Approximately 90.0% of the Company's revenues are currently realized on the basis of agreed upon hourly billing rates. In some instances, billing rates can be adjusted based upon increases in workers' compensation, taxes and other agreed upon costs. The remaining 10.0% of the Company's business is presently derived from consulting projects. In view of the diversification of the Company's service offerings, and by drawing upon the skills developed within the Company's engineering and technical group, management intends to develop project management skills within its information technology and other groups and believes that an additional percentage of its business may be derived in the future from larger-scale consulting projects.

         Approximately 40.0% of the Company's services are provided under contract. The remainder are provided under purchase orders. Contracts are utilized on certain of the more complex assignments where the engagements are for longer terms or where precise documentation of the nature and scope of the assignment is necessary. Contracts, although they normally relate to longer-term and more complex engagements, generally do not obligate the customer to purchase a minimum level of services and are generally terminable by the customer on 60 - 90 days notice. The average length of engagement varies from three months to one year within the information technology and engineering sectors, three months to six months within the specialty healthcare sector and one week to three weeks within the general support sector. Approximately 70.0% of the Company's services are billed to customers on a weekly basis. The remainder are billed on a bi-weekly and monthly basis based upon the type of project and arrangement with the customer. Revenues are recognized when the services are provided.

         Costs of services consist primarily of salaries and compensation related expenses for billable staffing personnel, including payroll taxes, employee benefits, worker's compensation and other insurance. Principally all of the billable personnel are treated by the Company as employees, although approximately 5.0% of information technology personnel are treated as independent contractors. Selling, general and administrative expenses consist primarily of salaries and benefits of personnel responsible for operating activities and include corporate overhead expenses. Corporate overhead expenses relate to salaries and benefits of personnel responsible for corporate activities, including the Company's acquisition program and corporate marketing, administrative and reporting responsibilities. The Company records these expenses when incurred. Depreciation relates primarily to the fixed assets of the Company. Amortization relates principally to the goodwill resulting from the Company's acquisitions. These acquisitions have been accounted for under the purchase method of accounting for financial reporting purposes and have created goodwill estimated at $14.0 million which is being amortized over a 40 year period currently resulting in amortization expense aggregating approximately $350,000 annually.

         The Company's net income for each of the three fiscal years in the period ended October 31, 1996, has been determined after giving effect to the utilization of a net operating loss carryforward. This effectively reduced federal tax accruals to a minimal amount during those periods and subjected the Company to composite tax rates of between 9.9% and 16.1%, principally as a result of state income taxes. Through the three months ended January 31, 1997, the Company had utilized principally all of its net operating loss carryforward and, accordingly, expects that for the foreseeable future its net income will be subject to full federal and state rates of taxation.

Results of Operations

         The following table sets forth certain income statement data on an historical and pro forma basis as a percentage of revenue:



                                                           Percentage of Revenues
                        ---------------------------------------------------------------------------------------------
                                     Year ended October 31,                       Three Months Ended January 31,
                        -------------------------------------------------      --------------------------------------
                           1994        1995              1996                            1996                      1997
                           ----        ----   ---------------------------      ------------------------    ----------------------
                                                Actual     Pro Forma(1)         Actual    Pro Forma(1)     Actual    Pro Forma(1)
                                                ------     ------------         ------    ------------     ------    ------------
Revenues                  100.0%      100.0%    100.0%        100.0%            100.0%       100.0%        100.0%         100%

Cost of services           81.6        83.1      79.9          77.4              81.7         78.3          75.9         75.9
                          -----       -----     -----         -----             -----        -----         -----         ----
Gross profit               18.4        16.9      20.1          22.6              18.3         21.7          24.1         24.1
Operating costs and
  expenses
   Selling, general
     and administrative    12.6        13.2      14.6          16.5              11.7         16.1          17.1         17.1
   Depreciation
     and amortization       0.3         0.5       0.5           0.6               0.6          0.6           0.6          0.6
                          -----       -----     -----         -----             -----        -----         -----         ----
Operating income            5.5         3.2       4.9           5.5               6.0          4.9           6.4          6.4
Other income (expense)      0.0         0.3      (0.3)         (0.2)             (0.3)        (0.2)         (0.4)        (0.2)
                          -----       -----     -----         -----             -----        -----         -----         ----
Income before income
  taxes                     5.5         3.5       4.6           5.3               5.7          4.7           6.0          6.2
Income taxes                0.6         0.3       0.7           1.0               0.6          0.9           2.3          2.6
                          -----       -----     -----         -----             -----        -----         -----         ----
Net income                  4.9%        3.2%      3.9%          4.3%              5.1%         3.8%          3.7%         3.6%
                          =====       =====     =====         =====             =====        =====         =====         ====

---------------------

(1) Assumes that the acquisitions of Consortium, Consort MD, PSI and PAMI occurred on November 1, 1995 and gives effect to the reduction of certain redundant operating costs and expenses, excess salaries and non-recurring costs that were identified at the time of the acquisitions. Also gives effect to: (i) the elimination of interest expense associated with the acquisition related debt assumed to be repaid with offering proceeds; and
     (ii) the issuance of 705,116 shares of Common Stock (at an assumed offering price of $8.38 per share) which, net of estimated underwriting commissions and offering expenses payable by the Company, would be sufficient to repay the acquisition related indebtedness as set forth in "Use of Proceeds."



         The following charts set forth the components of revenues of the Company for the periods presented:

[In the printed version of the prospectus two pie charts appear here reflecting the following data]

            Fiscal 1994                            First Quarter Fiscal 1997
            -----------                            -------------------------
   51%     Professional Engineering            40.5%   Information Technology
            & Technical                        33.5%   Professional Engineering
   49%     General Staffing                              & Technical
                                               20.0%   General Support
                                                6.0%   Specialty Healthcare

Pro Forma Compared to Actual Results of Operations

         Since the beginning of fiscal 1995, the Company has acquired six staffing companies with combined revenues of approximately $67.7 million in their respective fiscal years prior to the acquisition. All of these acquisitions have been accounted for using the purchase method of accounting, and, accordingly, the Company's statements of income include the operating results of the acquired businesses from the dates of acquisition. The Company's historical consolidated operating results have been significantly affected by the number, timing and size of these acquisitions. Accordingly, pro forma financial data are provided within this Prospectus for a more meaningful representation of the Company's operating results.

         Pro forma financial data has been prepared and included herein to give effect to the acquisitions of Consortium, Consort MD, PSI and PAMI as if they occurred on November 1, 1995. Pro forma adjustments have been made to reflect the elimination of certain expenses that were identified at the time of these acquisitions, including excess salaries, and operating and administrative expenses and personnel. The pro forma financial data are not necessarily indicative of results of operations that would have occurred had these acquisitions been consummated as of the beginning of the periods presented or that might be attained in the future.


Three Months Ended January 31, 1997 Compared to Three Months Ended January 31, 1996

         Revenues. Revenues increased 116.0%, or $11.4 million, for the three months ended January 31, 1997 as compared to the comparable prior year period. Of this increase, approximately $9.3 million was attributable to revenue growth through acquisitions that occurred after the first quarter of fiscal 1996 and approximately $2.1 million was from internal growth. Internal growth was experienced in the information technology and healthcare sectors and was offset by discontinued business in the general support sector due to unacceptable margins and workers' compensation rates.

         Cost of Services. Cost of services increased 101.0%, or $8.1 million, for the three months ended January 31, 1997 as compared to the equivalent prior year period. This increase was primarily due to increased salaries and compensation associated with the increased revenues experienced during this period. Cost of services as a percentage of revenues decreased to 75.9% for the three months ended January 31, 1997 from 81.7% for the comparable prior year period. This decline was primarily due to a greater percentage of the Company's revenues being derived from specialty staffing services.


         Selling, General and Administrative. Selling, general and administrative expenses increased 217.0%, or $2.5 million, for the three months ended January 31, 1997 as compared to the comparable prior year period. This increase resulted from the change in the mix of the business during the three months ended January 31, 1997, which required higher marketing, sales, recruiting and administrative expenses than the comparable prior year period. Selling, general and administrative expenses as a percentage of revenues increased to 17.1% for the three months ended January 31, 1997 from 11.7% in the comparable prior year period, primarily attributable to the increased sales, recruiting and administrative expenses necessary to support the Company's continued growth within the information technology sector. Corporate overhead expenses as a percentage of revenues decreased to 2.1% for the three months ended January 31, 1997 from 3.4% for the three months ended January 31, 1996 as these costs were spread over a larger revenue base.


         Depreciation and Amortization. Depreciation and amortization increased 116.0%, or $63,700, for the three months ended January 31, 1997 as compared to the comparable prior year period. This increase was primarily due to the amortization of intangible assets incurred in connection with the acquisitions that occurred after the first quarter of fiscal 1996.

         Other Income (Expense). Other income (expense) consists primarily of interest expense which increased 262.0%, or $65,300, for the three months ended January 31, 1997 as compared to the comparable prior year period. This increase was due to the increased borrowings necessary to provide the funds required for certain of the Company's acquisitions as well as to refinance the working capital debt of some of the acquired companies.

         Income Tax. Income tax expense increased 733.0%, or $430,000, for the three months ended January 31, 1997 as compared to the comparable prior year period. This increase was due to an increase in the effective tax rate from 10.5% to 38.5% and increased levels of net income. The increase in the effective tax rate was primarily due to the utilization of principally all of the remaining net operating loss carryforward which offset net income in prior periods.

Year Ended October 31, 1996 Compared to Year Ended October 31, 1995

         Revenues. Revenues increased 126.8%, or $34.1 million, in fiscal 1996 as compared to fiscal 1995. Of this increase, approximately $32.4 million was attributable to revenue growth through acquisitions and approximately $1.7 million was from internal growth. Internal growth was experienced in the information technology and healthcare sectors and was offset by discontinued business in the general support sector due to unacceptable margins and workers' compensation rates.

         Cost of Services. Cost of services increased 118.0%, or $26.4 million, in fiscal 1996 as compared to fiscal 1995. This increase was primarily due to increased salaries and compensation associated with the increased revenues experienced during this period. Cost of services as a percentage of revenues decreased to 79.9% for fiscal 1996 from 83.1% for fiscal 1995. This decline was primarily attributable to a greater percentage of the Company's revenues being derived from specialty staffing services.

         Selling, General and Administrative. Selling, general and administrative expenses increased 151.0%, or $5.4 million, in fiscal 1996 as compared to fiscal 1995. This increase resulted from the change in the mix of the business during fiscal 1996, which required higher marketing, sales, recruiting and administrative expenses than in fiscal 1995. Selling, general and administrative expenses as a percentage of revenues increased to 14.6% during fiscal 1996 as compared to 13.2% for fiscal 1995. This increase was primarily attributable to higher marketing, sales, recruiting and administrative expenses necessary to support continued growth within the information technology sector. Corporate overhead expenses as a percentage of revenues decreased to 2.5% of revenues in fiscal 1996 from 4.6% of revenues in fiscal 1995, as these costs were spread over a larger revenue base.

         Depreciation and Amortization. Depreciation and amortization increased 153.0%, or $199,000, in fiscal 1996 as compared to fiscal 1995. This increase was primarily due to the amortization of intangible assets incurred in connection with the acquisitions that occurred or were fully realized during fiscal 1996.

         Other Income (Expense). Other income (expense) consists primarily of interest income (expense) which changed by $268,000, from $104,000 in fiscal 1995 to ($164,000) in fiscal 1996. This increase was attributable to increased borrowings necessary to provide the funds required for the acquisitions during fiscal 1996.

         Income Tax. Income tax expense increased 385.0%, or $360,000, in fiscal 1996 as compared to fiscal 1995. This increase was primarily due to the higher level of profitability for fiscal 1996. The effective tax rates experienced by the Company in fiscal 1996 and fiscal 1995 were 16.1% and 9.9%, respectively. During each of these periods, the Company utilized a net operating loss carryforward to offset current income.

Year Ended October 31, 1995 Compared to Year Ended October 31, 1994

         Revenue. The Company's revenues decreased 7.9%, or $2.3 million, in fiscal 1995 as compared to fiscal 1994. This resulted principally from a reduction of services provided to two major customers who reduced their overall staffing requirements during the year. This was partially offset by an increase in revenues from two acquisitions that were completed during fiscal 1995.

         Cost of Services. Cost of services decreased 6.2%, or $1.5 million, in fiscal 1995 as compared to fiscal 1994. This decrease was due to the decline in services provided to the two previously mentioned major customers. Cost of services as a percentage of revenues increased to 83.1% for fiscal 1995 from 81.6% for fiscal 1994.

         Selling, General and Administrative. Selling, general and administrative expenses decreased 3.4%, or $124,000, in fiscal 1995 as compared to fiscal 1994. This decrease was primarily attributable to a reduction in overhead expenses implemented with the decrease in business from the Company's two major customers. Selling, general and administrative expenses as a percentage of revenues increased to 13.2% for fiscal 1995 as compared to 12.6% for fiscal 1994, as reductions in overhead were less than the overall reduction in revenues.

         Depreciation and Amortization. Depreciation and amortization increased 40.0%, or $37,256, in fiscal 1995 as compared to fiscal 1994. This resulted principally from amortization of intangible assets attributable to the business acquisitions completed in fiscal 1995.

         Other Income (Expense). Other income (expense) increased during fiscal 1995 by $85,000 as compared to fiscal 1994 due to an increase in interest income from temporary cash balances.

         Income Tax. Income tax expense decreased 50.0%, or $94,000, in fiscal 1995 as compared to fiscal 1994. This decrease was primarily due to the lower level of profitability for fiscal 1995.

Seasonality and Quarterly Results of Operations

         The following table presents certain unaudited quarterly statements of operations data for each of the Company's last nine fiscal quarters. In the opinion of the Company's management, this quarterly information has been prepared on the same basis as the audited financial statements appearing elsewhere in this prospectus and includes all adjustments (consisting only of normal recurring adjustments) necessary to fairly present the unaudited quarterly results set forth herein. The Company's quarterly results may be subject to fluctuation, thus, the operating results for any quarter are not necessarily indicative of results for any future period.



                                                                Three Months Ended
                        ---------------------------------------------------------------------------------------------------
                         Jan. 31   Apr. 30    July 31    Oct. 31    Jan. 31    Apr. 30    July 31     Oct. 31    Jan. 31
                           1995      1995       1995       1995       1996       1996       1996       1996        1997
                           ----      ----       ----       ----       ----       ----       ----       ----        ----
                                                                   (In thousands)

Revenues                  $6,693    $6,280     $5,015     $8,928     $9,777    $13,785    $17,378     $20,099    $21,151

Cost of services           5,542     5,125      4,121      7,591      7,986     11,312     13,579      15,903     16,051
                          ------    ------     ------     ------     ------    -------    -------     -------    -------
Gross profit               1,151     1,155        894      1,337      1,791      2,473      3,799       4,196      5,100
Operating costs and
expenses
   Selling, general
   and administrative        884       855        800      1,011      1,144      1,932      2,826       3,012      3,626

  Depreciation
    and amortization          29        37         34         30         55         80        101          94        119
                          ------    ------     ------     ------     ------    -------    -------     -------    -------

Operating income             238       263         60        296        592        461        872       1,090      1,355
Other income (expense)        18        42         31         (5)       (31)       (26)       (85)        (52)       (85)
                          ------    ------     ------     ------     ------    -------    -------     -------    -------
Income before income
   taxes                     256       305         91        291        561        435        787       1,038      1,270
Income taxes                  27        27         21         19         59         48        102         244        489
                          ------    ------     ------     ------     ------    -------    -------     -------    -------
Net income                $  229    $  278     $   70     $  272     $  502    $   387    $   685     $   794    $   781
                          ======    ======     ======     ======     ======    =======    =======     =======    =======

                                                                Three Months Ended
                        ---------------------------------------------------------------------------------------------------
                         Jan. 31   Apr. 30    July 31    Oct. 31    Jan. 31    Apr. 30    July 31     Oct. 31    Jan. 31
                          1995       1995       1995       1995       1996       1996       1996       1996        1997
                          ----       ----       ----       ----       ----       ----       ----       ----        ----
                                                           (As a percentage of revenues)

Revenues                 100.0%     100.0%     100.0%     100.0%     100.0%     100.0%     100.0%     100.0%      100.0%

Cost of services          82.8       81.6       82.2       85.0       81.7       82.1       78.1       79.1        75.9
                         -----      -----      -----      -----      -----      -----      -----      -----       -----
Gross profit              17.2       18.4       17.8       15.0       18.3       17.9       21.9       20.9        24.1
Operating costs and
expenses
   Selling, general
     and administrative   13.2       13.6       16.0       11.3       11.7       14.0       16.3       15.0        17.1

  Depreciation
    and amortization       0.4        0.6        0.7        0.3        0.6        0.6        0.6        0.5         0.6
                         -----      -----      -----      -----      -----      -----      -----      -----       -----

Operating income           3.6        4.2        1.2        3.3        6.1        3.3        5.0        5.4         6.4
Other income (expense)     0.3        0.7        0.6       (0.1)      (0.3)      (0.2)      (0.5)      (0.3)       (0.4)
                         -----      -----      -----      -----      -----      -----      -----      -----       -----
Income before income
taxes                      3.9        4.9        1.8        3.2        5.8        3.1        4.5        5.1         6.0
Income taxes               0.5        0.4        0.4        0.2        0.6        0.3        0.6        1.2         2.3
                         -----      -----      -----      -----      -----      -----      -----      -----       -----
Net income                3.4%       4.5%       1.4%       3.0%       5.2%       2.8%       3.9%       3.9%        3.7%
                         =====      =====      =====      =====      =====      =====      =====      =====       =====

         The Company could experience quarterly variations in revenues and operating income as a result of many factors, including the timing of assignments from customers, the timing of future acquisitions, the timing of the hiring of personnel, the timing of additional selling, general and administrative expenses incurred to support new business and changes in the Company's revenue mix. In connection with certain engineering projects, the Company could incur costs in periods prior to recognizing revenues under those contracts. In addition, the Company must plan its operating expenditures based on revenue forecasts, and a revenue shortfall below such forecast in any quarter would likely adversely affect the Company's operating results for the quarter. While the effects of seasonality of the Company's business have been obscured by its rapid growth, the Company usually experiences lower revenues in its first fiscal quarter due to the slowdown in business associated with the holiday season.

Liquidity and Capital Resources

         Operating activities provided $1.1 million of cash for the three months ended January 31, 1997 and used $1.9 million of cash during fiscal 1996. The change was primarily attributable to an increase in accounts receivable which was offset by increased levels of profitability, depreciation and amortization associated with the acquisitions. Operating activities provided $1.1 million in cash during fiscal 1995. The cash generated was largely the result of net income, adjusted for non-cash expenses and management of working capital components.

         Investing activities utilized $5.2 million, $1.2 million and $2.4 million in the three months ended January 31, 1997 and fiscal years 1996 and 1995, respectively. In January 1997, the Company purchased PAMI for $4.5 million in cash and a three year contingent promissory note. In addition, the acquisition of PAMI required the use of $660,000 in working capital funds. During fiscal 1996, the Company purchased three staffing companies which required the use of $1.0 million of cash. During fiscal 1995, the Company purchased two staffing companies which required the use of $2.3 million in cash. These acquisitions collectively resulted in goodwill of approximately $14.0 million which is being amortized at approximately $350,000 per year.

         Financing activities provided $4.2 million and $2.8 million in cash for the three months ended January 31, 1997 and fiscal 1996, respectively. Cash was primarily provided under the Company's Revolving Credit Facility. In addition, during fiscal 1996, the Company secured $1.0 million through a private placement of its Common Stock. Financing activities used $916,084 in cash during fiscal 1995, primarily due to the repayment of long term debt of an acquired company.

         On December 19, 1996, the Company and its subsidiaries entered into an amended and restated loan agreement with Mellon Bank, N.A. for providing a credit facility of up to $20.0 million (the "Revolving Credit Facility") which expires on June 30, 1999. The Revolving Credit Facility is collateralized by accounts receivable, contract rights and furniture and fixtures together with unlimited guarantees from the Company. The Revolving Credit Facility requires the Company and its subsidiaries to meet certain financial objectives and maintain certain financial covenants with respect to net income, effective net worth, working capital, senior indebtedness to effective net worth ratios, capital expenditures, current assets to current liabilities ratios, consolidated working capital and consolidated tangible net worth. At October 31, 1996 and

January 31, 1997, the Company and its subsidiaries were in compliance with all financial covenants contained within the Revolving Credit Facility.

         Advances under the Revolving Credit Facility are to be used to meet cash flow requirements for the subsidiaries as well as operating expenses for the Company. The interest rate charged by the bank, under the amended and restated agreement will be based on the London Interbank Offered Rate ("LIBOR") plus 2.25%. The Company intends to utilize approximately $5.0 million of the net proceeds from this Offering to pay down the Revolving Credit Facility which had a balance of approximately $7.0 million as of January 31, 1997, although the Company does intend to draw on this line as needed in the future.

         The Company anticipates that its primary uses of capital in future periods will be for acquisitions and the funding of increases in accounts receivables. The Company believes that the net proceeds from this Offering and borrowings under the Revolving Credit Facility and any net cash flow from operations will be sufficient to meet the Company's capital needs for at least the next twelve months.

         For several years prior to 1977, the Company operated a Facility located in Fontana, California at which it processed certain materials to recover aluminum. The Property on which the Facility was located was owned by Robert Sackett, a principal shareholder and chief executive officer of the Company at that time. In 1977, the Company sold certain assets of the Facility to the Purchaser that continued the processing operations until 1982. As part of the 1977 transaction, the Purchaser granted a license to the Company to store an existing aluminum oxide stockpile (the "Stockpile") at the Facility, and the Purchaser had the right to purchase from the Company material from the Stockpile. Mr. Sackett sold the Property to the Purchaser in 1985. In 1986 and 1994, the California Regional Water Quality Control Board ("California WQCB") issued Cleanup and Abatement Orders ("Orders") to the Purchaser, Mr. Sackett and the Company alleging the degradation of, and requiring its investigation and mitigation of, groundwater quality due to discharges from materials stored at the Facility, including the Stockpile. Although the Company did not respond to the Orders, the Purchaser has advised the Company that, through January 1994, it incurred costs of approximately $5.6 million principally to remove the Stockpile from the Facility and, in addition to any costs, if any, incurred since January 1994, it may incur additional costs of approximately $1.0 million to settle all liability in this matter to the California WQCB.

         The Company has received from the Purchaser a request for contribution in an unspecified amount to recover a portion of its costs. In this regard, the Purchaser has threatened the Company with litigation under both the Federal Superfund law and California law. Based upon the Company's evaluation of this matter, which included a review of an environmental study performed for the Company before the 1977 transaction and studies performed for the Purchaser after the 1977 transaction, the Company believes that, among other things: the Facility was in material compliance with all applicable environmental laws, regulations and other requirements prior to and at the time of the 1977 transaction; any violations of applicable environmental laws, regulations or other requirements at the Facility after the 1977 transaction, including any relating to the Stockpile, were caused by or the responsibility of the Purchaser and others; the contaminants alleged to have been released from the Facility and impacted groundwater likely do not support a Federal Superfund claim; and some of the actions taken and costs incurred by the Purchaser may not have been necessary or required to comply with the Orders. The Company could incur material expense and liabilities in connection with any claims brought by the Purchaser or the California WQCB. Management intends to vigorously defend any such claims, if and when they arise. To the extent the Company experiences a material loss as a result of the environmental matters described above, the Company may be subject to additional claims for damages.

Impact of Inflation

         The effects of inflation on the Company's operations were not significant during the periods presented.

Recently Issued Accounting Standards

         In October 1995, the Financial Accounting Standards Board issued Statement No. 123, Accounting for Stock-Based Compensation, which is effective beginning in 1996. This statement encourages the fair value based method of accounting for stock options and similar equity instruments granted to employees. This method requires that the fair value of equity instruments granted to employees be recorded as compensation expense. However, the statement allows companies to continue to use the intrinsic value based method which, in most cases, does not result in a charge to earnings. The Company will not adopt the fair value based method of accounting for stock options. However, if the fair value based method of accounting were applied to grants of stock options in 1996, the effect would not be material.

         The Financial Accounting Standards Board issued Statement of Financial Accounting Standards No. 121, Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to Be Disposed Of ("Statement 121"), which requires companies to review long-lived assets and certain identifiable intangibles to be held, used or disposed of, for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. The Company has adopted Statement 121, which had no significant effect on the financial statements.


         The Financial Accounting Standards Board issued Statement of Financial Accounting Standards No. 128, Earnings per Share ("Statement 128"). Statement 128 requires the presentation of basic earnings per share and, if applicable, diluted earnings per share, instead of primary and fully diluted earnings per share required under Accounting Principles Board Opinion No. 15. See Note 1 to Notes to Consolidated Financial Statements for the effect of Statement 128 on earnings per share for the year ended October 31, 1996 and the three months ended January 31, 1997.

         The Financial Accounting Standards Board issued Statement of Financial Accounting Standards No. 129, Disclosure of Information About Capital Structure ("Statement 129"). Management believes that the Company is in compliance with the provisions of Statement 129.

                                    BUSINESS

Introduction

         The Company is a multi-regional provider of specialty staffing services through its 30 branch offices located in 12 states. Through its primary operating groups, the Company provides contract and temporary personnel in the information technology, professional engineering and technical, specialty healthcare and general support sectors of the staffing industry to a diversified base of national, regional and local customers. During its fiscal year ended October 31, 1996, the Company provided an average of 2,600 contract and temporary staffing employees on a daily basis to approximately 700 customers, including a number of Fortune 500 companies, governmental units and public utilities, as well as small to medium-size retail, manufacturing, professional and service organizations.

         From its inception, the Company focused on the development of environmental technologies and the operation of related environmental businesses. In 1981, the Company diversified through the acquisition of Intertec Design, Inc., a staffing company that provided technical, clerical and light industrial personnel. In fiscal 1992 current management chose to discontinue its environmental business and from 1992 through 1994, repositioned its core staffing business to improve profitability and to take advantage of changing market dynamics.

Industry Overview

          Competitive pressures are causing businesses to examine all aspects of their cost structure and the use of contract and temporary staffing employees has become widely accepted as a valuable tool for managing personnel costs and for meeting specialized or fluctuating employment requirements. The growth in the use of temporary staffing services has been driven by three fundamental shifts in the U.S. economy over the last decade. In the late 1980s and early 1990s, many U.S. corporations made large reductions in their workforces and reorganized their operations to meet global competition. This action resulted in a large unemployed and skilled labor force that became willing to relocate and accept new working standards. In addition, government regulations have significantly increased the employment costs incurred by employers. The cost to screen, hire, train and provide benefits to employees combined with heightened scrutiny upon employee/employer behavior has increased the costs to employers. Also, competitive market dynamics and the significant rate of change in information technology has put a strain on businesses to improve productivity through the use of current networking and information processing technologies. In response, many companies are looking outside of their organizations to temporarily utilize individuals with the requisite specialized technical skills through temporary or project oriented assignments.

          According to the National Association of Temporary Staffing Services ("NATSS"), from 1991 to 1995, the U.S. market for temporary staffing services grew at a compound annual rate of approximately 18.0%. Industry revenue increased during this period from approximately $21.5 billion to approximately $45.1 billion. While the staffing industry has grown rapidly in recent years, in 1996, temporary employment represented only 2.2% of the average daily employment of the total U.S. workforce, and it is anticipated to grow to 4.0% by the year 2000.

          The increase in industry revenues also reflects a growing acceptance of temporary work assignments among employers and employees. Studies show that more than 90% of all U.S. businesses have used some form of temporary staffing services. In addition, employees who once viewed temporary staffing assignments as employment of last resort, are beginning to enjoy the benefits of flexible work hours, access to varied and challenging work assignments and the absence of administrative responsibilities typically associated with permanent employment positions.

          The range and duration of services provided on a temporary basis has expanded substantially. Companies now use skilled specialty personnel for varying lengths of time to respond to increasingly complex technological challenges without incurring the fixed overhead costs associated with permanent employees. This trend has led to the rapid growth of several specialty staffing sectors. According to Staffing Industry Reports, information technology is the fastest growing sector within the temporary staffing industry. Revenues within the information technology sector are estimated to have grown from $5.7 billion in 1993 to $9.2 billion in 1995, and were projected to grow to $11.4 billion in 1996, a 26.0% compound annual growth rate. Similarly, revenues within the professional/specialty sector, which includes professional engineering, are estimated to have grown from $2.4 billion in 1993 to $4.0 billion in 1995, and were projected to grow to $4.8 billion in 1996, also a 26.0% compound annual growth rate.

          The temporary staffing industry is highly fragmented, with over 7,000 companies in the United States. The industry is currently experiencing a trend toward consolidation primarily due to the increasing demand by large companies to reduce the number of their vendors and the resulting demand for staffing companies to offer a wide range of services over a broad geographic area. Currently, however, the demand for employees skilled in new technologies exceeds the supply of qualified personnel. As employers find it more difficult to locate full time candidates with special skills, they increasingly turn to temporary staffing companies to fill these needs. The Company believes these industry conditions are making it more difficult for small staffing companies to compete due to limited recruiting and placement capabilities, limited working capital and limited management resources. These factors are expected to accelerate the industry's consolidation trend.

Business Strategy

         The Company's objective is to be a leading provider of specialty professional staffing services in selected regions throughout the United States. The Company has developed an interrelated growth and operating strategy to achieve this objective. Key elements of its growth and operating strategy are as follows:

         Growth Strategy

         Strengthen Market Presence in Selected Regions Throughout the Country. The Company intends to develop a strong market presence in the regions it serves and in other regions with strong growth characteristics. The Company believes that it competes most often against local staffing companies which have limited services, resources and capabilities. The Company intends to utilize its diversity of service offerings, management resources, as well as acquisition, recruiting and placement capabilities to distinguish itself from its competition and to achieve significant customer penetration and retention.

         Focus on Specialty Professional Staffing Services. The Company intends to focus on providing specialty professional staffing services, primarily in the information technology, engineering and specialty healthcare sectors. Demand continues to expand for professional staffing services, reflecting changing attitudes toward workforce management and the proliferation of technical skills required by businesses, industry and the healthcare system. The Company believes that such services provide higher growth rates and profit margins, and tend to be less cyclical than traditional contract and temporary staffing services. Additionally, the Company intends to blend the project design and management capabilities of its professional engineering personnel with the skills of its information technology personnel to solicit larger scale consulting projects.

         Acquisitions. The Company has acquired six specialty professional staffing companies since the beginning of fiscal 1995 and intends to continue to pursue an aggressive acquisition program to strengthen its presence in its existing markets, expand into new geographic regions or offer new specialty professional staffing services. In targeting acquisitions, the Company focuses on regional companies with revenues of $25.0 million or less, a history of profitable operations, and a strong entrepreneurial management team. The Company generally structures payment of a significant portion of the acquisition price in the form of multi-tiered earnouts based on growth and profitability.

         Focus on Internal Growth. The Company believes it has substantial opportunities to increase revenues and profitability from its operations. The Company intends to continually refine its mix of service offerings to promote internal growth by increasing sales to existing customers, developing new customers and providing additional staffing services. Internal growth, which is a key element in the Company's acquisition criteria, is also promoted by integrating the administrative functions of acquired companies to permit management to focus on increasing sales and profitability. The Company increased revenues in its information technology, professional engineering and specialty healthcare staffing areas by 17.4% in fiscal 1996 compared to fiscal 1995, on a pro forma basis giving effect to the Company's acquisitions as if they had occurred as of November 1, 1994.

Operating Strategy

         Rapidly Integrate Acquisitions. The Company believes that it can increase its operational efficiencies by integrating the general and administrative functions at the corporate level and by reducing or eliminating any redundant functions and facilities at the acquired companies. Management's policy is to perform this integration within three months of an acquisition in order to quickly realize potential savings and synergies, efficiently control and monitor its operations and to allow acquired companies to focus exclusively on growing their sales and operations.

         Foster a Decentralized Entrepreneurial Environment. A key element of the Company's acquisition criteria is an experienced and entrepreneurial management team. The Company intends to foster this entrepreneurial atmosphere by continuing to build on the local names, reputations and client familiarity of the acquired companies and by sharing their operating policies, procedures and expertise with other branch locations to develop new ideas to best serve the prospects of the Company. The Company believes an entrepreneurial business atmosphere allows its branch offices to quickly and creatively respond to local market demands and enhances the Company's ability to motivate, attract and retain managers to maximize growth and profitability.

         Develop and Maintain Strong Customer Relationships. The Company seeks to develop and maintain strong interactive customer relationships by anticipating and focusing on its customers' needs. The Company believes that by partnering with its customers to design flexible staffing programs that can be expanded, contracted or redirected into other specialty areas, it can continually generate new opportunities to service their staffing requirements.

         Attract and Retain High Quality Contract and Temporary Personnel. The Company believes that one of the primary factors in its success has been its ability to attract and retain qualified contract and temporary personnel. The Company continually seeks to attract and retain such personnel by: (i) providing stimulating and challenging work assignments; (ii) offering competitive wages;
(iii) effectively communicating with its candidates; (iv) providing training to maintain and upgrade skills; and (v) aligning the needs of its customers with the appropriately skilled personnel.

Operations

         Through its primary operating groups, the Company provides specialty staffing services in the following industry sectors: Information Technology, Professional Engineering and Technical, Specialty Healthcare and General Support.

Information Technology

         The Information Technology group provides staffing and consulting services in the areas of client server hardware and operating systems, PC applications and support, database management, network communications, mainframe and midrange hardware and software, and technical support. The scope of services offered includes networking and facilities management and communication equipment service and maintenance, which rely upon varied technical disciplines, such as: UNIX, MS Windows, Solaris, Windows 95, Novell, Netware, Sybase, Informix, Lotus Notes, Clipper, Visual Basic, Visual C+, Cobol II, CICS and Fortran.

         Typical engagements focus on specific areas of knowledge or are utilized to supplement the customer's staffing requirements. These engagements average in duration from three to 12 months. The following are examples of the types of services that have been provided by the Company's Information Technology group.

                  The Company provided 15 to 20 programming consultants to a multi-national bank holding company to write custom software for a variety of business analysis and programming applications. These programs are being developed to conform to a number of different platforms and environments such as IBM Mainframe, UNIX, AS400, OS2 and Novell.

                  The Company provided 20 to 25 consultants to a national communications conglomerate to evaluate the viability and advisability of downsizing the application to the client/server platform. The engagement entailed analyzing the system against requirements, surveying system users to assess satisfaction, assessing the system's suitability for client/server implementation, and preliminary evaluation of off-the-shelf systems.

                  The Company provided six to ten consultants to an international pharmaceutical corporation to assist it in the implementation of a process by which a standard is proposed, evaluated, tested, accepted and retired. As part of the methodology, a range of corporate applications have been identified and benchmarked for use in the test and acceptance process.

Professional Engineering and Technical

         The Professional Engineering and Technical group provides personnel to perform project engineering, design, drafting or other technical services either at the site of the customer or, less frequently, at the Company's own facilities. Representative services include: electrical engineering design; system engineering design and analysis; mechanical engineering design; procurement engineering; civil structural engineering design; computer aided design; environmental engineering; and code compliance. The Professional Engineering and Technical group has also developed an expertise in providing engineering, design and technical services to many customers in the nuclear power, fossil fuel and electric utility industries.

         The Professional Engineering and Technical group's project managers and operations support personnel work as a team and typically provide a detailed scope of work analysis, time and material assessment and monitor and control projects on a turnkey basis. The engagements of the Professional Engineering and Technical group generally vary in duration from three to 12 months. The following are examples of the types of services that have been provided by the Company's Professional Engineering and Technical group.

                  The Company provided approximately 115 engineering consultants to a large regional utility to implement an action plan designed to return its electrical generating units back to service. The ultimate goal of the plan is to provide reasonable assurance that the future operation of each unit will be conducted in accordance with operating license, technical specifications and updated safety analysis reports. The Company has been providing these services to this customer for more than ten years.

                  The Company provided ten consultants to an international aircraft manufacturing company to incorporate manual and CAD corrections or revisions for drawings, as well as new design, at a fixed price for military and commercial aircraft both in-house and at client site. The Company has been providing these services to this customer for more than ten years.

                  The Company provided 30 consultants to an international chemical company for engineering and technical, construction management, administration and lab support. The Company has been providing these services to this customer for more than ten years.

Specialty Healthcare

         The Specialty Healthcare group provides skilled healthcare professionals, primarily physical therapists, occupational therapists, speech language pathologists, nursing staff relief personnel and nurses aides. The Specialty Healthcare group consists of the medical rehabilitation therapy division and the nursing division, each with typical engagements ranging three to six months and on a day to day shift basis, respectively. All therapy and nursing personnel provided by the Company are licensed professionals. Of the total revenues for the Specialty Healthcare group, 85% is derived from the provision of medical rehabilitation therapy services and 15% from nursing services. Contract and permanent placement services are also provided for each of the divisions.

         The medical rehabilitation therapy division provides physical, occupational and speech therapy services to hospitals, nursing homes, pre-schools, sports medicine facilities and private practices. These services include: in-patient, out-patient, sub-acute and acute care, rehabilitation, geriatric, pediatric and adult day care. The nursing division consists of a managed care and a critical care unit. The managed care unit provides permanent placement services of registered nurses, nurse practitioners, utilization review nurses and other managed care professionals. The critical care unit provides emergency room and medical/surgical nurses for staff relief.

         The following are examples of the types of services provided by the Specialty Healthcare group.

                  The Company provided 15 to 20 registered nurses to a large northern New Jersey hospital on a supplemental staffing basis for various shifts and days during the year to work in either the emergency room, intensive care units or radiology departments.

                  The Company provided approximately ten to 12 speech language pathologists for the board of education for a major metropolitan city pursuant to a multi-year contract to conduct speech and language evaluations.

General Support

         The General Support group provides contract and temporary services, as well as permanent placement services, for full time and part time personnel in a variety of disciplines, including office, clerical, data entry, secretarial, accounting, light industrial, shipping and receiving and general warehouse.

         Contract and temporary assignments range in length from less than one day to several weeks or months. The General Support group has been awarded multi-year contracts by such companies including AT&T, First National Bank of Chicago, Mellon Bank and Sears.

Recruiting and Training

         The Company devotes a significant amount of time and resources in locating, training and retaining its personnel. The full-time recruiters utilize the Company's proprietary UNIX network database system for the sectors in which they operate. The databases are cross-referenced by skill to match potential candidates with the specific requirements of the customer.
         The individuals in the databases are identified through numerous activities including: sourcing; networking; referrals; internet; job fairs; newspaper and trade journal advertising; attendance at industry shows and presentations. The Company is capable of developing a background profile on any personnel candidate and routinely performs verification of education and employment, as well as personal and professional reference checks. The assessment of a potential candidate is performed and documented by in-house personnel who have knowledge of the Company's contractual obligations and the methods of developing and handling this type of personnel information. The screening and selection process employed by the Company provides the basis for qualifying candidates for assignments.

         As potential candidates are identified, each individual participates in an extensive qualification process. An in-house interview of the candidate is typically conducted by both the recruiting and sales staff and candidates are evaluated and qualified by a member of the Company's technical staff. Upon placement with the appropriate customer, the employee is continually monitored and supervised to ensure competent, timely and professional performance. Regular on-site visits by the Company's representatives are made and the employees and their supervisors are contacted. Employees complete weekly status reports which are signed by their supervisor. Employees report regularly on the status of their projects in order to identify and eliminate potential problems and issues which may arise. Exit interviews are conducted upon completion of an assignment and the customer is invited to confirm that all parties are satisfied with the work completed. The Company also offers educational programs to upgrade the skills of its personnel, particularly within its Information Technology group.

Branch Offices

         The Company offers its services through 30 branch offices located in 12 states as follows:


                                Number of
 State                           Offices         Services Provided
------                           -------         -----------------

 Connecticut                        4            Engineering and Technical; General Support
 New York                           2            Information Technology; Engineering and
                                                 Technical; Healthcare
 New Jersey                         4            Information Technology; Engineering and
                                                 Technical; Healthcare; General Support
 Pennsylvania                       3            Engineering and Technical; General Support
 Maryland                           1            Information Technology
 Kentucky                           3            Engineering and Technical; General Support
 Indiana                            1            General Support
 South Carolina                     1            Engineering and Technical
 Georgia                            1            Engineering and Technical
 Minnesota                          1            Information Technology
 Michigan                           3            Engineering and Technical
 California                         6            General Support

         The branch offices operate within guidelines established by management of the Company as independent profit centers with responsibility for sales and marketing, recruitment and retention of temporary staffing personnel and customer relations. Branch managers operate with a significant degree of autonomy and are compensated based upon performance. The compensation system is designed to motivate the managers to maximize the Company's growth and profitability. Depending on the size of the region in which a branch office is located, a regional or general manager may have oversight responsibilities for two or more branch offices.

         The Company supports the operation of its branch offices by providing payroll, billing and collection, purchasing, cash management, internal audit and other administrative support services. These services may also include coordination of marketing and sales efforts to certain national and multi-regional accounts, recruitment, training and deployment of temporary personnel.

Customers and Marketing

         The Company derives its revenues from a diversified customer base, including a number of Fortune 500 companies, governmental units and public utilities, as well as small to medium-size retail, manufacturing, professional and service organizations. Northeast Utilities accounted for 12.0% of the Company's revenues for the three months ended January 31, 1997 and 12.7% of the Company's revenues during fiscal 1996. No other single customer accounted for 10.0% or more of the Company's revenues during these periods. The Company's largest five and ten customers accounted for approximately 25.0% and 31.0%, respectively, of the Company's revenues during fiscal 1996.


      Selected Customers:

        Air Products & Chemicals      Mellon Bank
        Amtrak                        Mercedes Benz
        AT&T                          Merrill Lynch
        Bell Atlantic                 Mt. Sinai Hospital
        Beth Israel Medical Center    Paramount Pictures
        Boeing                        PECO Energy
        Chase Manhattan Bank          Sandoz Pharmaceuticals
        Consolidated Edison           Sears
        Coopers & Lybrand             Showtime Networks
        Deloitte & Touche             Terrence Cardinal Cooke Healthcare Center
        Hackensack Medical Center     United Technologies
        MCI                           Westinghouse

         Sales and marketing efforts are conducted at the local and regional level through the Company's network of branch offices. The Company emphasizes long-term personal relationships with customers which are developed through regular assessment of customer requirements and proactive monitoring of personnel performance. Branch managers make regular sales visits to existing and prospective customers. New customers are obtained through active sales programs and referrals. The Company encourages branch managers to participate in national and regional trade associations, local chambers of commerce and other civic associations. Local employees are encouraged to be active in civic organizations and industry trade groups to facilitate the development of new customer relationships.

         Sales and marketing efforts directed toward multi-regional or national accounts are coordinated by the Company's corporate staff. The Company's information system contains data regarding all of its customers, including the services and personnel provided to such customers. Accordingly, support in identifying cross-selling opportunities for certain larger and national accounts can be provided at the corporate level. By acting as a coordinator of all the branch offices, the Company assists the branch offices in providing service to customers, developing a strategy to pursue national account opportunities and responding to the trend of national companies to work with a limited number of preferred vendors for their staffing requirements.


Information Systems

         The Company's internal information system is linked to a majority of the Company's offices. This system supports Company-wide operations such as payroll, billing, accounting and sales and management reports. Additionally, each of the four service groups has separate databases to permit efficient tracking of available personnel on a local basis. These databases facilitate efficient matching of customers' requirements with available temporary staffing personnel. All of the offices and associated personnel acquired by the Company are integrated into the Company's internal information system and the personnel databases are updated accordingly. The internal information system has the capacity to service the Company's anticipated growth without significant capital expenditures for the foreseeable future.

Competition

         The staffing industry is highly competitive and fragmented, consisting of more than 7,000 businesses. There are limited barriers to entry and new competitors frequently enter the market. The Company encounters competition from large international, national and regional companies, but, its principal competitors are generally local, independent staffing companies that are located in the Company's various regional markets.

         The Company competes for qualified temporary staffing employees and for customers who require the services of such employees. The principal competitive factors in attracting and retaining qualified temporary staffing employees are competitive salaries and benefits, quality and frequency of assignments and responsiveness to employee needs. The principal competitive factors in obtaining customers are providing comprehensive staffing solutions to customer requirements, the timely availability of qualified temporary staffing employees, the ability to match customer requirements with available temporary staffing employees, competitive pricing of services and satisfying work production requirements. The Company believes its long-term customer relationships and strong emphasis on providing service and value to its customers and temporary staffing employees are important competitive advantages.

         Additionally, the Company competes for suitable acquisition candidates. Management believes that, in addition to its growth strategy and acquisition guidelines, the following factors distinguish it from competitive bidders when pursuing acquisitions: (i) the opportunity of the acquiree management to be key contributors and participants in the growth of a medium-sized public company;
(ii) the rapid integration of general and administrative functions to allow a greater focus upon sales and marketing efforts; (iii) operational autonomy which fosters a desirable entrepreneurial environment; and (iv) the use of substantial performance-based financial incentives.

Employees

         As of October 31, 1997, the Company employed on its permanent staff 165 persons, including 31 administrative and clerical support staff, 38 regional managers and recruiters, 47 sales and marketing personnel, 24 information technology personnel, 25 engineers (who participate in engineering and design projects undertaken by the Company) and seven executive level management personnel. During the twelve months ended October 31, 1996, approximately 550 engineering and technical personnel, 450 information technology personnel and 100 health care personnel were employed by the Company to work on customer projects for various periods. The average number of personnel employed on daily assignments is approximately 2,600 temporary personnel. None of the Company's employees, including its temporary employees, are represented by a collective bargaining agreement. The Company considers its relationship with its employees to be good.

Facilities

         Presently, the Company provides temporary staffing services through 30 offices in 12 states. These offices typically consist of 1,500 to 2,500 square feet and are leased by the Company for terms of one to three years. Offices in larger or smaller markets may vary in size from the typical office. The Company does not expect that maintaining or finding suitable lease space at reasonable rates in its markets or in areas where the Company contemplates expansion will be difficult.

         The Company's executive and administrative offices are located at 2500 McClellan Avenue, Suite 350, Pennsauken, New Jersey 08109-4613. These premises consist of approximately 8,800 square feet and are leased at a rate of $11.00 per square foot per month for a term ending on January 31, 1998.

Legal Proceedings

         The Company is not a party to any material legal proceedings. The Company has been named in Orders relating to the storage of certain materials at a former Company facility located in Fontana, California. For additional information with regard to this matter, see "Risk Factors - Potential Claims Relating to Former Operation of California Facility."

                                   MANAGEMENT

Directors and Executive Officers

         Certain information concerning the directors and executive officers of the Company is set forth below:


           Name                         Age                                 Office
           ----                         ---                                 ------

           Leon Kopyt(1)                 50     Chairman, Chief Executive Officer, President and Director

           Barry  S. Meyers(1)           56     Chief Operating Officer, Executive Vice President and
                                                Director

           Martin Blaire(1)              55     Executive Vice President and Director

           Stanton Remer(1)              45     Chief Financial Officer, Treasurer, Secretary and Director

           Peter R. Kaminsky             57     Senior Vice President

           Norman S. Berson(2)           70     Director

           Robert B. Kerr(2)(3)          54     Director

           Woodrow B. Moats, Jr.(3)      64     Director

---------------
(1)  Member of the Executive Committee
(2)  Member of the Audit Committee
(3)  Member of the Compensation Committee

         Leon Kopyt was appointed President and Chief Executive Officer on January 23, 1992 and from May 1, 1990 to that date served as Chief Operating Officer of the Company. Additionally, Mr. Kopyt served as Chief Financial Officer and Treasurer of the Company from 1992 to 1994. Mr. Kopyt's prior experience includes serving as President and Chief Executive Officer of Socimi International, a European transportation and defense products manufacturing company from 1981 to 1990. Mr. Kopyt holds a B.S. degree in Electrical Engineering from Drexel University. Mr. Kopyt has been a director of the Company since 1991 and Chairman of the Board since 1992.

         Barry S. Meyers was appointed the Chief Operating Officer in March 1996. Previously, he was a co-founder of The Consortium and served as its President since its inception in 1975. Mr. Meyers' prior experience includes serving as New York branch manager for Informatics Data Services, regional director of sales and systems with ITT Data Services and serving as a communications consultant with AT&T. Mr. Meyers holds a B.A. in Psychology from Hunter College. Mr. Meyers has been a director of the Company since 1996.

         Martin Blaire was appointed an Executive Vice President in March 1996. Previously, he was a co-founder of The Consortium and served as its Executive Vice President, Secretary and Treasurer since its inception in 1975. Mr. Blaire's prior experience includes serving as a branch manager for Stromberg Datagraphix, a General Dynamics subsidiary and serving as district sales manager for ITT Data Services. Mr. Blaire holds a B.B.A. in Accounting from the University of Miami, Florida. Mr. Blaire has been a director of the Company since 1996.

         Stanton Remer was appointed Chief Financial Officer and Treasurer in May 1994. Mr. Remer's prior experience includes serving as an audit manager of a local accounting firm in 1993, serving as Chief Financial Officer of Sterling Supply Corporation from 1991 to 1992 and serving as managing partner of a regional accounting firm from 1983 to 1991. Mr. Remer is a Certified Public Accountant and holds a M.B.A. in Finance from Temple University and a B.S. in Textile Science from the Philadelphia College of Textiles & Science. Mr. Remer has been a director of the Company since 1992.

         Peter R. Kaminsky was appointed Senior Vice President in May 1996. Mr. Kaminsky was the founder of Consort MD. Mr. Kaminsky's prior experience includes serving as Assistant to the President of a subsidiary of the Equitable Life Assurance Society from 1965 to 1974, where his responsibilities included management recruitment, acquisitions, marketing literature development and public relations. Mr. Kaminsky holds a B.S. in Science from American University.

         Norman S. Berson has been a shareholder in the law firm of Fineman & Bach, P.C., of Philadelphia, Pennsylvania, and its predecessors since 1981. The Company has retained Fineman

& Bach, P.C. to represent it on various legal matters. From 1967 to 1982, Mr. Berson was a member of the House of Representatives of the Commonwealth of Pennsylvania. Mr. Berson has been a director of the Company since 1987.

         Robert B. Kerr is founder and partner of Everingham & Kerr, Inc., a merger and acquisition consulting firm located in Haddon Heights, New Jersey, which provides professional intermediary services and other consulting services to small and middle market manufacturing, distribution and service businesses. Mr. Kerr's prior experience includes serving as Vice President-Sales, for Shieldalloy Corporation, a specialty metals producer, from 1974 to 1987. Mr. Kerr holds a B.S. in Mechanical Engineering, a B.A. in Arts and Sciences from Pennsylvania State University and an M.B.A. in Management from Wayne State University. Mr. Kerr has been a director of the Company since 1994.

         Woodrow B. Moats, Jr. is President of W. B. Moats & Associates, Berwyn, Pennsylvania, a marketing communications organization specializing in business-to-business marketing. Mr. Moats' prior experience includes serving as Senior Vice President - Corporate Marketing and Public Relations of National Railway Utilization Corporation from 1975 to 1980. Mr. Moats is a graduate of the University of Miami, Florida, as a marketing major specializing in advertising. Mr. Moats has been a director since 1994.

Board Of Directors

         The Board of Directors is divided into three classes with respect to term of office, with each class to include one-third of the whole number of the Board of Directors or as near thereto as possible. The term of office of Class A Directors (Norman S. Berson and Barry S. Meyers), Class B Directors (Robert B. Kerr and Woodrow B. Moats, Jr.) and Class C Directors (Martin Blaire, Leon Kopyt and Stanton Remer) expires as of the date of the 1997, 1998 and 1999 annual meetings of the stockholders, respectively. At each annual meeting of the stockholders, that number of directors whose terms shall then expire shall be elected to serve for a term of three years and until their successors shall be duly elected and qualified.

         The Board of Directors has established an Executive Committee, an Audit Committee and a Compensation Committee. The Executive Committee has been delegated all of the powers of the Board of Directors and is responsible for the operation of the Company between formal meetings of the Board of Directors. The Audit Committee is responsible for reviewing the Company's financial and accounting practices and controls and making recommendations concerning the engagement of independent auditors. The Compensation Committee is responsible for determining the compensation of the officers and employees of the Company and administering the Company's plans. See "Stock Option Plans."

Director Compensation

         Members of the Board of Directors who are nonsalaried receive $750 for each Directors Meeting they attend and $300 for each special committee meeting, except for Mr. Berson who does not receive fees for meetings of the directors or committee meetings.

Executive Compensation

         The following table sets forth certain information with respect to compensation awarded to, earned by or paid to the Chief Executive Officer of the Company and the four other most highly compensated executive officers of the Company who were serving at the end of the fiscal year ended October 31, 1996 (collectively, the "Named Executive Officers") for all services rendered in all capacities to the Company and its subsidiaries.


                           SUMMARY COMPENSATION TABLE



                                             Annual Compensation               Long Term Compensation
                                             -------------------               ----------------------
                                                                            Awards              Payouts
                                                                            ------              -------
                                                                          Securities
Name and                                                                  Underlying            All Other
Principal Position             Year       Salary             Bonus       Options/SARs        Compensation(1)
------------------             ----       ------             -----       ------------        ---------------

Leon Kopyt                     1996      $291,923           $50,900        11,720(2)             $12,068
President and Chief            1995      $249,161           $26,300         40,300               $11,062
Executive Officer              1994      $209,955           $40,500         30,000               $ 9,262

Barry S. Meyers                1996      $159,351(3)             --             --               $ 9,047
Executive Vice
President

Stanton Remer                  1996      $120,000                --             --               $ 2,544
Chief Financial Officer        1995      $100,000                --         10,000               $ 2,345
                               1994      $ 80,000                --         10,000               $ 2,334

Martin Blaire                  1996      $159,351(2)             --             --               $ 8,468
Executive Vice
President

Peter R. Kaminsky              1996      $100,000(2)             --             --               $ 5,000
Senior Vice
President

---------------------------------

(1)  Represents premiums paid by the Company for life and disability insurance.

(2) Does not include options to purchase 500,000 shares under the Company's 1996 Executive Stock Plan granted on November 21, 1996, subsequent to fiscal 1996. See "Option/SAR Grants in Last Fiscal Year."

(3)  Reflects compensation for partial year employment.

                      OPTION/SAR GRANTS IN LAST FISCAL YEAR


                                                                                           Potential Realizable
                                                                                             Value at Assumed
                                                                                          Annual Rates of Stock
                                                                                            Price Appreciation
                                Individual Grants                                             for Option Term
                      -------------------------------------                              -----------------------
                         Number of           % of Total
                         Securities         Options/SARs        Exercise
                         Underlying          Granted to            or
                        Option/SARs         Employees in       Base Price    Expiration
Name                     Granted(1)         Fiscal Year          ($/Sh)         Date         5%          10%
----                     ----------         -----------          ------         ----         --          ---

Leon Kopyt               11,720(2)             37.7%             $5.00         3/1/06      $36,853     $93,393


               OPTION EXERCISES AND FISCAL YEAR-END OPTION VALUES


                                                                         Number of
                                                                         Securities
                                                                         Underlying
                                                                        Unexercised       Value of Unexercised
                                                                        Options/SARs          In-the-Money
                                                                         at FY-End           Options/SARs at
                                Shares                                     Shares              FY-End ($)
                              Acquired on                               Exercisable/          Exercisable/
Name                           Exercise         Value Realized($)      Unexercisable         Unexercisable
----                           --------         -----------------      -------------         -------------
Leon Kopyt                         0                    0                92,300/                 $658,128/
                                                                         11,720(2)               $  53,443

Stanton Remer                      0                    0                30,000/                 $  99,225

                                                                               0
------------------------

(1) Options are exercisable beginning one year after the date of the grant. Shares received upon exercise of the options may not be sold for at least one year after the date of exercise.

(2) Does not include options to purchase 500,000 shares under the Company's 1996 Executive Stock Plan granted on November 21, 1996. These options are subject to exercise for a period of ten years upon payment of an exercise price of $7.125 per share, which reflects the market value of the Common Stock on the date of grant. Options to purchase 250,000 shares are vested while the remaining options are subject to vesting: (i) 50.0% on the earlier of February 28, 1998 or once the market capitalization of the Company equals or exceeds $60 million for a period of thirty consecutive trading days; and (ii) the remaining 50.0% on the earlier of February 28, 1999 or once the market capitalization of the Company equals or exceeds $75 million for a period of 30 consecutive trading days. Immediate vesting of all of the options occurs, however, if a change in control of the Company occurs (as defined under the Benefits Agreement), or if during the term, Mr. Kopyt's employment is terminated for other than good and sufficient cause. The potential realizable value at assumed annual rates of stock price appreciation of 5.0% and 10.0% during the term of these options, is $2,240,437 and $5,677,708, respectively. The value of the in-the-money unexercised options (assuming 100% vesting) as of March 18, 1997, is $627,500. If Mr. Kopyt's total compensation (including compensation from the exercise of these options) exceeds $1.0 million in any fiscal year, the income from exercise of these options, to the extent it exceeds $1.0 million, would not be deductible to the Company for tax purposes under
     Section 162(m) of the Code.

Executive Employment Agreements

         The Company has employment agreements with each of Messrs. Kopyt, Meyers, Blaire and Kaminsky which provide each executive officer with an annual base salary of $300,000, $240,000, $240,000 and $200,000, respectively, vacation time and other standard benefits. The employment agreements of Messrs. Meyers and Blaire have terms of two years which commenced in March 1996, and Mr. Kaminsky's employment agreement has a term of two years which commenced in May 1996. Mr. Kopyt's agreement provides for a term of three years which commenced in March 1996, with an automatic extension for additional periods of one year. Each of the employment agreements are terminable upon the death of the executive officer or if the executive officer is discharged for cause. The employment agreements also include non-disclosure/non-competition provisions governing the conduct of the executive officer during and after employment.

         In addition to base salary, certain of the employment agreements provide for additional payments. Messrs. Blaire and Meyers' employment agreements provide that each is to receive severance payments upon the earlier of the expiration of their employment term or the date they are otherwise terminated without good and sufficient cause. In such an event, the individual shall be entitled to continue to receive a salary at the level of his existing salary for a period of one year. Additionally, under Mr. Kopyt's employment agreement, he is to receive a bonus based on the consolidated operating profits before taxes of the Company for each fiscal year as follows: (i) up to $750,000
- 3% bonus; (ii) over $750,000 and up to $1,500,000 - 2% bonus; (iii) in excess of $1,500,000 - 1% bonus. Mr. Kopyt earned a bonus of $50,900 during fiscal 1996.

Change in Control Arrangements

         In December 1993, the Company entered into a Termination Benefits Agreement with Mr. Kopyt that was subsequently amended and restated as of March 18, 1997 (the "Benefits Agreement"). Pursuant to the Benefits Agreement, following a Change in Control (as defined therein) the remaining term of Mr. Kopyt's employment is extended for five years (the "Extended Term"). If Mr. Kopyt's employment is terminated thereafter by the Company other than for cause, or by Mr. Kopyt for good reason (including, among other things, a material change in Mr. Kopyt's salary, title, reporting responsibilities or a change in office location which requires Mr. Kopyt to relocate): the Company is obligated to pay Mr. Kopyt a lump sum equal to his salary and bonus for the remainder of the Extended Term; the exercise price of the options to purchase 500,000 shares granted to Mr. Kopyt under the 1996 Executive Stock Plan will be reduced to 50% of the average market price of the Common Stock for the 60 days prior to the date of termination if the resulting exercise price is less than the original exercise price of $7.125 per share; and the Company shall be obligated to pay to Mr. Kopyt the amount of any excise tax associated with the benefits provided to Mr. Kopyt under the Benefits Agreement. If such a termination had taken place as of March 18, 1997, Mr. Kopyt would have been entitled to cash payments of approximately $2.2 million (representing salary and excise tax payments), and the equity in Mr. Kopyt's options would have increased by approximately $1.5 million.

Profit Sharing Plan

         The Company maintains 401(k) plans as of October 31, 1996 for the benefit of eligible employees. The plan is a profit-sharing plan, including a cash or deferred arrangement pursuant to Section 401(k) of the Internal Revenue Code of 1986, as amended (the "Code"), sponsored by the Company to provide eligible employees an opportunity to defer compensation and have such deferred amounts contributed to the 401(k) plan on a pre-tax basis, subject to certain limitations. The Company may, at the discretion of the Board of Directors, make contributions of cash to match deferrals of compensation by participants.

         The Company made no contributions of cash to the 401(k) plans to match deferrals of compensation by participants in the fiscal years ending October 31, 1996, 1995, or 1994. Amounts contributed to the 401(k) Plans by executive officers during the fiscal years ended October 31, 1996, 1995 and 1994 were $13,380, $11,035, and $0, respectively. The amounts contributed by all employee participants, excluding officers, during the period November 1, 1993 to October 31, 1996 totaled $798,436.

Stock Option Plans

         The Company currently has options outstanding under four stock option plans: (i) the 1986 Incentive Stock Option Plan (the "1986 Plan"); (ii) the 1992 Incentive Stock Option Plan (the "1992 Plan"); (iii) the 1994 Non-Employee Directors Stock Option Plan (the "1994 Plan"); and (iv) the 1996 Executive Stock Plan (the "Executive Stock Plan") (collectively, the "Plans"). The Plans are administered by the Compensation Committee of the Board of Directors.

         Under the 1986 Plan, an aggregate of 60,000 shares was reserved for issuance upon the exercise of options granted to officers, directors and key employees of the Company and its subsidiaries. All of the options have been granted at exercise prices ranging from $1.25 to $2.66. No shares remain available for issuance.

         Under the 1992 Plan, an aggregate of 100,000 shares of Common Stock were reserved for issuance upon the exercise of options granted to officers, directors and key employees of the Company and its subsidiaries. Options to purchase 99,700 shares of Common Stock have been granted at exercise prices ranging from $1.09 to $8.13. Under the 1992 Plan, 300 shares remain available for issuance. The 1992 Plan will terminate in 2002, unless terminated at an earlier date by the Board of Directors.

        Under the 1994 Plan, an aggregate of 80,000 shares of common stock were reserved for issuance upon the exercise of options granted to non-employee directors of the Company. Options to purchase 70,000 shares of Common Stock have been granted at exercise prices ranging from $3.44 to $5.00. Under the 1994 Plan, 10,000 shares remain available for issuance. The exercise of such options is contingent upon service as a director for one year, and the options are terminated upon the date the optionee ceases to be a director. The 1994 Plan terminates in 2004, unless terminated at an earlier date by the Board of Directors.

         Each of the 1986 and 1992 Plans provides for the issuance of incentive stock options, intended to qualify as such under Section 422A of the Code. All options granted under the Plans have terms which do not exceed ten years and are subject to exercise prices which are not less than 100% of the fair market value of the shares to the time of grant.


         Under the Executive Stock Plan, an aggregate of 1,250,000 shares of Common Stock was reserved for issuance upon the exercise of options granted to key management employees and directors of the Company and its subsidiaries, of which 750,000 shares remain available for issuance. This plan provides for the grant of incentive stock options, non-qualified stock options, stock appreciation rights and awards of restricted common stock.

                       PRINCIPAL AND SELLING STOCKHOLDERS

         The following table sets forth certain information regarding the beneficial ownership of the Company's Common Stock as of March 17, 1997 and is adjusted to reflect the sale of the shares of Common Stock offered hereby by:
(i) each person known by the Company to beneficially own 5% or more of the Company's outstanding Common Stock; (ii) each of the Company's directors;
(iii) each of the Named Executive Officers; (iv) the Selling Stockholders; and
(v) all directors and executive officers of the Company as a group. Except as otherwise indicated, each person set forth below has sole voting and investment power on the shares reported.

                                               Shares Beneficially                             Shares to be
                                                 Owned Prior to                             Beneficially Owned
                                                    Offering                                  After Offering
                                          ---------------------------                    --------------------------
                                                                             Shares
                                             Number                          Being          Number
Name and Address(2)                       of Shares(1)       Percent        Offered       of Shares         Percent
-------------------                       ------------       --------       -------       ---------         -------
Leon Kopyt(3)                               880,745            16.3%              0         742,432           9.5%

Barry S. Meyers                             607,468            12.6%              0         607,468           8.5%

Martin Blaire                               607,468            12.6%         36,000         571,468           8.0%

Stanton Remer(4)                             34,000                *              0          34,000              *

Peter R. Kaminsky                            54,327             1.1%              0          54,327              *

Norman S. Berson(5)                          20,000                *              0          20,000              *

Robert B. Kerr(6)                            14,000                *              0          14,000              *

Woodrow B. Moats, Jr.(6)                     14,000                *              0          14,000              *

Limeport Investments, LLC(7)                276,625             5.7%        138,313         138,312           1.9%
c/o Acquest International
1760 Market Street, 12th Floor
Philadelphia, PA  19103


Mr. and Mrs. Philip J. Hempleman            472,500             9.8%              0         472,500           6.6%
& Sanford B. Prater
c/o Ardsley Advisory Partners
646 Steamboat Road
Greenwich, CT  06830


J. Dennis Bodemann                            1,500                *          1,500                0             0
5619 Oldham Ct.
Louisville, KY 40291

Harry R. Nelson                               1,000                *          1,000                0             0
2100 Gardner Lane
Suite 216
Louisville, KY 40205

All Directors and Officers
as a group (8 persons)                    2,232,008            40.6%         36,000        2,057,695         26.3%

--------------------

  *      Represents less than one percent of the Company's outstanding Common
         Stock.

(1) The securities "beneficially owned" by an individual are determined in accordance with the definition of "beneficial ownership" set forth in the regulations promulgated under the Exchange Act, and, accordingly, may include securities owned by or for, among others, the spouse and/or minor children of an individual and any other relative who has the same home as such individual, as well as other securities as to which the individual has or shares voting or investment power or which each person has the right to acquire within 60 days after the date of this Prospectus through the exercise of options, or otherwise. Beneficial ownership may be disclaimed as to certain of the securities. This table has been prepared based on 4,815,676 shares of Common Stock outstanding as of March 17, 1997.

(2) The address of all directors and officers is c/o RCM Technologies, Inc., 2500 McClellan Avenue, Suite 350, Pennsauken, New Jersey 08109.

(3) Includes vested options to purchase 250,000 shares under the Company's 1996 Executive Stock Plan and vested options to purchase 104,010 shares under the Company's other option plans. Also includes options to purchase 250,000 shares under the Company's 1996 Executive Stock Plan which vest when the Company's market capitalization achieves certain levels; and 276,625 shares held by Limeport Investments, LLC ("Limeport") over which Mr. Kopyt has voting power with regard to the election of directors of the Company. Limeport is a Selling Stockholder in this Prospectus.

(4) Includes vested options to purchase 30,000 shares under the Company's outstanding stock option plans and includes 4,000 shares of Common Stock issuable upon exercise of the Class C Common Stock Warrants.


(5) Includes vested options to purchase 20,000 shares under the Company's outstanding stock option plans.

(6) Includes vested options to purchase 14,000 shares under the Company's outstanding stock option plans. Does not include options to purchase 6,000 shares which are not presently exercisable.

(7) Limeport has granted voting rights over these shares to Leon Kopyt with respect to the election of directors. On all other matters, voting rights have been retained by Limeport Investments, LLC.

Certain Voting Arrangements

         On February 5, 1996, the Company issued and sold 276,625 shares of Common Stock to Limeport in a private placement transaction. In conjunction with this transaction, Limeport granted Mr. Kopyt an irrevocable proxy entitling him to vote such shares solely in connection with the election of directors of the Company, at any regular or special meeting of the stockholders.

         Effective August 31, 1995, the Company completed the acquisition of Cataract, pursuant to a Merger Agreement dated July 31, 1995 (the "Cataract Merger Agreement"). Pursuant to the terms of the Cataract Merger Agreement, the former Cataract shareholders pledged until November 30, 1998, approximately 312,311 shares of the Company's common stock ("Cataract Shares") they received as part of the merger consideration, in order to guarantee certain performance criteria of Cataract established in the Cataract Merger Agreement. Following the expiration of the pledge period, the Cataract Shares are to be placed in a voting trust until the earlier of: (i) the public or private sale of such shares in open market transactions to unaffiliated third parties; or (ii) the resignation or removal from office of Leon Kopyt, currently Chief Executive Officer and President of the Company. Notwithstanding the above, one-third of the Cataract Shares shall be released from trust commencing August 31, 2000, and thereafter an additional one-third of the Cataract Shares shall be released from trust upon each of August 31, 2001 and August 31, 2002. During the period in which the Cataract Shares are subject to pledge and the voting trust, the Cataract Shares are to be voted by the Company's Board of Directors on behalf of the former shareholders of Cataract.


         Effective March 11, 1996 the Company completed the acquisition of Consortium pursuant to a Stock Purchase Agreement dated March 1, 1996 (the "Consortium Purchase Agreement"). Pursuant to the terms of the Consortium Purchase Agreement, the former Consortium shareholders, which include Messrs. Blaire and Meyers, directors and officers of the Company, agreed, among other things, to vote the approximately 1,300,000 shares received by them in the aggregate, under the Consortium Purchase Agreement ("Consortium Shares") in connection with the election of directors of the Company for all of the individuals nominated by a majority of the Board of Directors of the Company and, unless the Company otherwise consents in writing, on all other matters to be voted on by the stockholders of the Company, in accordance with the recommendation of the majority of the Board of Directors; provided that the Consortium Shares may be voted as such holders determine in their sole discretion on any "Significant Event." The term "Significant Event" means any:
(i) sale of substantially all of the assets of the Company; (ii) acquisition of the Company by a third party through a merger transaction in which the Company is the target company; or (iii) transaction or series of related transactions which results in the issuance and/or sale by the Company of more than 20% of the outstanding capitalization on a fully diluted basis, if on a pro forma basis, the proportionate net stockholders' equity of the former Consortium shareholders after such proposed transaction would be diluted. These provisions shall remain in effect until the earlier of: (i) the date upon which Mr. Leon Kopyt no longer serves as an officer of the Company; or (ii) six months following the date upon which both Messrs. Blaire and Meyers cease to be employees of the Company (the "Termination Date"), provided, however, that the Termination Date shall be deemed to occur on any such earlier date that the employment of both of Messrs. Blaire and Meyers is terminated without cause.

         Additionally, the Company has agreed to: (i) continue to nominate Messrs. Blaire and Meyers to the Board of Directors; and (ii) cause Messrs. Blaire and Meyers to be appointed to the Executive Committee of the Board of Directors, for so long as: (A) the former Consortium shareholders, in the aggregate, continue to own, directly or beneficially, 50% or more of the Consortium Shares (as adjusted by any stock splits, recapitalization or other adjustments to the capital stock of the Company), and (B) either of Messrs. Blaire or Meyers remain as a management level employee of the Company; provided, however, that: (x) in the event only one of Messrs. Blaire or Meyers is a management level employee, then only that individual shall be entitled to the rights set forth in clauses (i) and (ii) hereof; and (y) the provisions of clause (B) above shall not be effective to abrogate the Company's obligations in clauses (i) and (ii) above if the employment of either or both of Messrs. Blaire and Meyers is terminated by the Company without cause; in which case the Company shall remain obligated to undertake those actions identified in clauses (i) and
(ii) hereof for the remaining period of any employment agreements pursuant to which Messrs. Blaire or Meyers were employed upon such termination.

         Effective May 2, 1996, the Company completed the acquisition of Consort MD pursuant to a Merger Agreement dated April 23, 1996 (the "Consort MD Merger Agreement"). Pursuant to the terms of the Consort MD Merger Agreement, Peter Kaminsky, the former sole shareholder of Consort MD and an executive officer of the Company, agreed, among other things, to vote the 34,327 shares received by him in connection with all matters to be voted on by the stockholders of the Company, in accordance with the recommendation of the majority of the Board of Directors. These provisions shall remain in effect until the earlier of: (i) May 2, 1998; or (ii) the termination of Mr. Kaminsky's employment agreement with the Company.


                 CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS

         Mr. Berson, a director of the Company, is a shareholder in the law firm of Fineman & Bach, P.C., which serves as counsel to the Company. The Company paid legal fees of $65,887 during the fiscal year 1996 to Fineman & Bach, P.C.


         The Company has adopted a policy which requires that all transactions with affiliates of the Company be approved by a majority of the non-management directors of the Company and be on terms no less favorable to the Company that can be obtained from unaffiliated persons. There have been no transactions in excess of $60,000 with affiliates during the fiscal year ended October 31, 1996, 1995 or 1994, except as set forth above.

                            DESCRIPTION OF SECURITIES

Common Stock


         The Company is authorized to issue 40,000,000 shares of Common Stock, $0.05 par value per share, of which 4,815,676 are outstanding as of March 17, 1997. The holders of Common Stock are entitled to one vote per share on all matters to be voted upon by stockholders. Subject to preferences that may be applicable to any then outstanding Preferred Stock, the holders of Common Stock are entitled, among other things: (i) to share ratably in dividends if, when and as declared by the Board of Directors out of funds legally available therefor; and (ii) in the event of liquidation, dissolution or winding-up of the Company, to share ratably in the distribution of assets legally available therefor, after payment of debts and expenses. The holders of Common Stock do not have cumulative voting rights in the election of directors and have no preemptive rights to subscribe for additional shares of capital stock of the Company. All current outstanding shares of the Common Stock are, and the shares offered hereby, when sold in the manner contemplated by this Prospectus will be fully paid and nonassessable. The rights, preferences and privileges of holders of Common Stock are subject to the terms of any series of Preferred Stock which the Company may issue in the future.


Preferred Stock

         The Company may issue up to 5,000,000 shares of Preferred Stock from time to time as authorized by its Board of Directors in any one or more classes or series. Subject to the provisions of the Company's Articles of Incorporation and limitations prescribed by law, the Board of Directors is expressly authorized to adopt resolutions to issue the shares, to fix the number of shares, to change the number of shares constituting any series, and to provide for or change the voting powers, designations, preferences and relative, participating, optional or other special rights, qualifications, limitations or restrictions thereof, including dividend rights (including whether dividends are cumulative), dividend rates, terms of redemption (including sinking fund provisions), redemption prices, conversion rights and liquidation preferences of the shares constituting any class or series of the Preferred Stock, in each case without any further action or vote by the stockholders. The Company has no current plans to issue any shares of Preferred Stock.

Class C Warrants

         There are presently 786,709 Class C Warrants outstanding. The Class C Warrants were issued pursuant to the terms of a Warrant Agreement between the Company and American Stock Transfer & Trust Company (the "Warrant Agent"). As adjusted by subsequent recapitalizations of the Company, each five Class C Warrants entitle the registered holder thereof to purchase one share of Common Stock at an exercise price of $15.00 per share. The Class C Warrants were initially scheduled to expire on January 31, 1990, however, the expiration date has been extended by the Company's Board of Directors to December 31, 1997. The exercise price and number of shares issuable upon exercise of the Class C Warrants is subject to adjustment in the event of a recapitalization, stock dividend, stock split or merger. The Class C Warrants can be exercised by surrendering to the Warrant Agent a Class C Warrant Certificate signed by the holder thereof or his duly authorized agent with the form of election to purchase on the reverse side of the certificate completed and signed. Surrendered Warrant Certificates must be accompanied by payment in full of the aggregate exercise price for the Class C Warrants to be exercised, which payment may be in the form of cash or certified check.


         The Company has reserved out of its authorized but unissued shares a sufficient number of shares for issuance upon exercise, if at all, of the Class C Warrants. Upon issuance, the shares of Common Stock issuable upon exercise of the Class C Warrants will be fully paid, legally issued and non-assessable. Exercise of the Class C Warrants is not presently possible, since the exercise thereof is not covered by a current prospectus. Management is uncertain, in view of the exercise price of such Warrants in relation to the current trading value of the Company's Common Stock, that the exercise of Class C Warrants will be facilitated prior to the expiration of such Warrants on April 1, 1997.


Provisions Having a Possible Anti-Takeover Effect

         Nevada General Corporation Law

         Nevada's "Combinations with Interested Stockholders" statute, which applies to a Nevada corporation having at least 200 stockholders, and which, unless the Articles of Incorporation provide otherwise has a class of voting shares registered under the Exchange Act, prohibits an "interested stockholder" from entering into a "combination" with the corporation, unless certain conditions are met. A "combination" includes (a) any merger with an interested stockholder, (b) any consolidation, sale, lease, exchange, mortgage, pledge, transfer or other disposition of assets, in one transaction or a series of transactions, to an interested stockholder, having: (i) an aggregate market value equal to 5% or more of the aggregate market value of the corporation's assets; (ii) an aggregate market value equal to 5% or more of the aggregate market value of all outstanding shares of the corporation; or (iii) representing 10% or more of the earning power or net income of the corporation, or (c) any issuance or transfer of shares of the corporation or its subsidiaries to an interested stockholder having an aggregate market value equal to 5% or more of the aggregate market value of all the outstanding shares of the corporation. An "interested stockholder" is a person who, together with affiliates and associates, beneficially owns (or within the prior three years, did beneficially own) 10% or more of the corporation's voting stock. A stockholder who owned 10% or more of the corporation's stock on January 1, 1991 is not an interested stockholder.

         A corporation to which the statute applies may not engage in a "combination" with the interested stockholder within three years after it acquired its shares, unless the combination or the interested stockholder's acquisition of the shares making the stockholder an interested stockholder was approved by the board of directors before the interested stockholder acquired such shares. If this prior approval is not obtained, then after the three-year period expires, the combination may be consummated either by the approval of the board of directors and a majority of the voting power held by disinterested stockholders at a meeting called after expiration of the three-year period, or if the consideration to be paid by the interested stockholder is at least equal to the higher of: (i) the highest price per share paid by the interested stockholder within the three years immediately preceding the date of the announcement of the combination or in the transaction in which it became an interested stockholder, whichever is higher, plus interest as provided in the statute; and (ii) the market value per common share on the date of announcement of the combination or the date the interested stockholder acquired the shares, whichever is higher; or (iii) if higher, plus interest as provided in the statute.

         Nevada's "Acquisition of Controlling Interest" statute prohibits a person or group owning or offering to acquire voting shares of a corporation, under certain circumstances, from voting shares of a target corporation's stock after crossing certain threshold ownership percentages, unless such corporation's Articles or Bylaws are amended to make the statute inapplicable to the acquisition or unless the acquiror obtains the approval of the target corporation's disinterested stockholders. The statute specifies three thresholds: at least one-fifth but less than one-third, at least one-third but less than a majority, and a majority or more, of the outstanding voting power. Once an acquiror crosses one of the above thresholds, shares which it acquired in the transaction taking it over the threshold or within ninety days become "Control Shares" which are deprived of the right to vote until a majority of the disinterested stockholders restore that right. If an acquiror does not make certain timely demands on the target corporation or if the stockholders fail to restore voting rights to the acquiror, then the corporation may, if so provided in its Articles of Incorporation or Bylaws, call certain of the acquiror's shares for redemption. The Company's Articles of Incorporation and Bylaws do not currently permit it to call an acquiror's shares for redemption under these circumstances. The Acquisition of Controlling Interest statute also provides that in the event the stockholders restore full voting rights to a holder of Control Shares which owns a majority of the voting stock, then all other stockholders who do not vote in favor of restoring voting rights to the Control Shares may demand payment for the "fair value" of their shares (which is generally equal to the highest price paid in the transaction subjecting the stockholder to the statute). The Acquisition of Controlling Interest statute only applies to a Nevada corporation with at least 200 stockholders, including at least 100 record stockholders who are Nevada residents, and which does business directly or indirectly in Nevada. As of the date of this Prospectus, the Company does not have 100 record stockholders in Nevada and does not conduct business in Nevada, although there can be no assurance that in the future the Acquisition of Controlling Interest statute will not be applicable to the Company.

         The provisions described above, together with classified Board of Directors, other provisions of the Articles of Incorporation described below, the ability of the Board of Directors to issue Preferred Stock as described under "Preferred Stock," and the Rights Plan may have the effect of delaying or deterring a change in the control or management of the Company.

         Articles of Incorporation

         Classified Board of Directors. The Board of Directors is elected in staggered terms, allowing each member to serve for three years, generally with one-third of the directors to be elected each year. The classification system of electing directors may discourage a third party from making a tender offer or otherwise attempting to obtain control of the Company and may maintain the incumbency of the Board of Directors, as it generally makes it more difficult for stockholders to replace a majority of the Board of Directors.

         Undesignated Preferred Stock. One of the effects of undesignated Preferred Stock may be to enable the Board of Directors to render more difficult or to discourage an attempt to obtain control of the Company by means of a tender offer, proxy contest, merger or otherwise, and thereby to protect the continuity of the Company's management. The issuance of shares of the Preferred Stock pursuant to the Board of Directors' authority described above may adversely affect the rights of the holders of Common Stock. For example, Preferred Stock issued by the Company may rank prior to the Common Stock as to dividend rights, liquidation preference or both, may have full or limited voting rights and may be convertible into shares of Common Stock. Accordingly, the issuance of shares of Preferred Stock may discourage bids for the Common Stock or may otherwise adversely affect the market price of the Common Stock.

         Restrictions on Amendments to the Bylaws. The Articles of Incorporation provide that any amendment to the Bylaws proposed by shareholders must comply with the requirements for amendments to the Articles of Incorporation, including the requirement that such amendment be approved by the Board of Directors. This provision would make it difficult for a stockholder to avoid certain anti-takeover provisions of the Bylaws by amending the Bylaws.

         By-Laws

         The Amended and Restated Bylaws (the "Bylaws") restrict the ability of a stockholder to nominate a candidate for director at meeting of stockholders unless notice of the nomination, along with specified information, is received by the Company at least 150 days prior to date of the meeting. The Bylaws also provide that in the event of a "change in control" of the Company, vacancies in the Board of Directors may only be filled by the directors who were the directors prior to the change of control. A "change in control" is defined as a change in control of a nature that would be required to be reported in response to Item 6(e) of Schedule 14A of Regulation 14A promulgated under the Exchange Act. Such a change in control shall be deemed to have occurred if (a) any "person" as such term is used in Sections 13(d) and 14(d) of the Exchange Act, other than the Company or any "person" who is a director or officer of the Company, is or becomes the "beneficial owner" as defined in Rule 13d-3 under the Exchange Act, directly or indirectly, of securities of the Company representing 20% or more of the combined voting power of the Company's then outstanding securities, or (b) during any twelve month period individuals who at the beginning of such period constitute the Board of directors of the Company cease, for any reason, to constitute at least a majority, unless the election of each direction who was not a director at the beginning of the period has been approved in advance by directors representing at least two-thirds of the directors then in office who were directors at the beginning of the period.

         Rights Plan

         On March 14, 1996, the Board of Directors of the Company declared a dividend of one common stock purchase right (the "Right") for each outstanding share of Common Stock of the Company to stockholders of record as of the close of business on April 1, 1996 (the "Record Date") and authorized the issuance of one Right with respect to each share of Common Stock that shall become outstanding between the Record Date and the earliest of the Distribution Date, the Redemption Date or the Expiration Date (as such terms are defined below); provided, however, that Rights may be issued with respect to shares of Common

Stock that become outstanding after the Distribution Date and prior to the earlier of the Redemption Date or the Expiration Date under certain circumstances. Except as described below, each Right, when exercisable, entitles the registered holder to purchase from the Company one additional share of Common Stock, at a price of $3.00 per share (the "Purchase Price") subject to adjustment. The Rights were issued pursuant to a Rights Agreement dated as of March 14, 1996 between the Company and American Stock Transfer & Trust Company, as Rights Agent (the "Rights Agreement").

         Initially, the Rights will be evidenced by the certificates for Common Stock of the Company registered in the names of the holders thereof and not by separate rights certificates. Subject to certain exceptions, until the earlier of (i) such time as the Company learns that a person, alone or together with all affiliates and associates ("Acquiring Person") has acquired the beneficial ownership of 15% or more of the Common Stock than outstanding; or (ii) the close of business on such date, if any, as may be designated by the Board of Directors of the Company following the commencement of, or first public disclosure of an intent to commence, a tender or exchange offer by any person for outstanding Common Stock if, upon consummation of such tender or exchange offer, such person would be the beneficial owner of 15% or more of the outstanding Common Stock (the close of business on the earlier of such dates being the "Distribution Date"), no separate rights certificates will be distributed and the Rights, including the right to receive rights certificates, will be transferable only in connection with the transfer of Common Stock. As soon as practicable following the Distribution Date, separate certificates evidencing the Rights ("Rights Certificate") will be mailed to the holders of record of the Common Stock as of the Distribution Date and, thereafter, the Rights will be evidenced solely by such Rights Certificates.

         The Rights Agreement provides that, until the earliest of the Distribution Date, the close of business on October 31, 2005 (the "Expiration Date") or any day set by the Board of Directors of the Company for the redemption of all then outstanding Rights (the "Redemption Date"), the Rights shall be evidenced by the certificates representing the common stock and will be transferred with the common stock.

         At any time prior to the earlier of (i) such time as a person becomes an Acquiring Person and (ii) the Expiration Date, the Board of Directors of the Company may order the redemption of all, but not fewer than all, the then outstanding Rights at a price of $.01 per Right or at a price adjusted by the Board of Directors of the Company in accordance with the Rights Agreement (the "Redemption Price") which may, at the option of the Company, be paid in cash or common stock or other securities of the Company deemed by the Board of Directors of the Company, in its sole discretion, to be at least equivalent in value to the Redemption Price. Immediately upon the Board of Directors of the Company ordering redemption of the Rights, the Rights will terminate and the only Right thereafter of the holder of the Right shall be to receive the Redemption Price.

         Until a Right is exercised, the holder thereof shall not be deemed for any purpose the holder of the Common Stock, or of any other securities of the Company which may at any time be issuable upon the exercise of the Rights, and will have no rights as a stockholder of the Company, including, without limitation, the right to vote or receive dividends.

         The Rights will cause substantial dilution to a person or group that attempts to acquire the Company without conditioning the offer on the Rights being redeemed or a substantial number of Rights being acquired, and under certain circumstances the Rights beneficially owned by such a person or group may become void. The Rights should not interfere with any merger or other business combination approved by the Board of Directors of the Company because, if the Rights would become exercisable as a result of such merger or other business combination, the Board of Directors may, at its option, prior to the time that any person becoming an Acquiring Person, redeem all, but not less than all, of the then outstanding Rights at the Redemption Price.

         The foregoing provisions of the Rights Plan could delay or frustrate the removal of incumbent directors or the assumption of control by the holder of a large block of Common Stock even if such removal or assumption would be beneficial, in the short-term, to stockholders of the Company. The provisions could discourage or make more difficult a merger, tender offer or proxy contest even if such event would be favorable to the interests of stockholders.

Indemnification and Directors' and Officers' Insurance


         The Company's Articles of Incorporation and Bylaws, taken in conjunction, provide that the Company shall, to the full extent permitted by the Nevada General Corporation Law, indemnify all persons whom it has the power to indemnify pursuant thereto, including officers and directors of the Company. In addition, the Articles of Incorporation authorize the Company to maintain insurance to cover such liabilities. The Company recently purchased Directors' and Officers' Liability Insurance to protect directors and officers of the Company from any liability asserted against them for acts taken or omissions occurring in their capacities as such. The Company policy has an aggregate liability limit of $2,000,000, at an annual cost of $45,250. The Company is not required to maintain such insurance and there can be no assurance that the Company will continue to maintain such insurance or coverage in such amounts.


Transfer Agent

         The Transfer Agent for the Common Stock is American Stock Transfer & Trust Company.

                         SHARES ELIGIBLE FOR FUTURE SALE


         Upon completion of this Offering, the Company will have 7,138,863 shares of Common Stock outstanding. Of these shares, a total of approximately 5,389,913 shares will be tradable without restriction or further registration under the Securities Act. The remaining 1,748,950 shares of Common Stock are considered "restricted securities" for the purpose of Rule 144 under the Securities Act and may only be sold if they are registered under the Securities Act or if an exemption from such registration is available. All of the Company's directors and executive officers, and Limeport, have agreed not to sell, otherwise dispose of, or pledge any shares of the Common Stock for 180 days after the date of this Prospectus (the "Lock-Up Period") without the prior written consent of Janney Montgomery Scott Inc. The Lock-Up Period will not apply to the Common Stock offered by Limeport as a Selling Stockholder.

         In general, under Rule 144, as it will be in effect as of April 29, 1997, any affiliate of the Company or any person (or persons whose shares are aggregated) who has beneficially owned restricted securities for at least one year, but less than two years, would be entitled to sell, within any three-month period, a number of shares that does not exceed the greater of 1.0% of the outstanding shares of Common Stock and the reported average weekly trading volume in the Common Stock for the four calendar weeks preceding the sale. Sales under Rule 144 are also subject to certain requirements relating to manner of sale, notice and availability of current public information concerning the Company. Persons who have not been affiliates of the Company for at least three months and who have held their shares for more than two years are entitled to sell restricted securities under Rule 144(k) without regard to the volume, manner of sale, notice and public information requirements of Rule 144.

         Following expiration of the Lock-Up Period, 174,111 of the restricted securities will be eligible for public resale either in accordance with Rule 144 or by operation of the applicable registration rights agreements between the holder of such restricted securities and the Company. Of the remaining restricted securities, 1,262,528 may not be sold until April 30, 1998, and 312,311 shares may not be sold until August 30, 1998, each pursuant to certain registration rights arrangements with the Company.


         Sales of additional shares in the public market could also occur upon the exercise of existing stock options and Class C Warrants. The sales could take place prior to the expiration of the Lock-Up Period.


         The Company is unable to predict the effect, if any, that future sales of shares, or the availability of shares for future sale, will have on the market price for the Common Stock prevailing from time to time. Sales of substantial amounts of Common Stock, or the perception that such influx of shares into the market could occur, could adversely affect the market price for the Common Stock and could impair the Company's future ability to obtain capital through offerings of equity securities.

Registration Rights


         The Company has granted certain registration rights to the holders of 1,925,763 shares of Common Stock. 276,625 of these shares were issued in a private placement transaction in February 1996 to Limeport (the "Limeport Shares"), 1,300,000 Shares were issued in connection with the acquisition of Consortium in March 1996 (the "Consortium Shares"), and 2,500 shares were issued in connection with the acquisition of PSI in September 1996 (the "PSI Shares"). 138,313 of the Limeport Shares, 36,000 of the Consortium Shares and all of the PSI Shares have been included for sale within this Prospectus. Pursuant to these rights, the Company has agreed to use its best efforts to, on or before 120 days after the date of this Prospectus file with the Commission a registration statement permitting the resale of the remainder of the Limeport Shares and the Consortium Shares no sooner than 180 days after the date of this Prospectus. The holders of the remaining Consortium Shares, however, have agreed to certain limitations upon the resale of these shares as follows: (i) through March 11, 1998, resale shall be limited to only those shares with an aggregate value of $300,000; (ii) from March 11, 1998 to March 11, 1999, resales shall be limited to that number of shares that could have been sold during this period under Rule 144 (as that Rule was in effect as of the closing of such transaction in March
1996); however, no greater than 50,000 shares per week per holder; and (iii) after March 11, 1999, resales are unlimited.

         The Company has also granted registration rights effective March 2, 1998 covering the resale of the 34,327 shares issued in connection with the acquisition of Consort MD and commencing August 30, 1998, covering the resale of up to 312,311 shares of Common Stock issued in connection with the acquisition of Cataract in August 1995.


Lock-Up Agreement


         The Company and all of the executive officers, directors and Limeport, upon consummation of this Offering, have agreed with the Underwriters not to sell, otherwise dispose of or pledge any shares of Common Stock for a period of 180 days after the date of this Prospectus without the prior written consent of Janney Montgomery Scott Inc.

                                  UNDERWRITING


         The Underwriters named below, acting through their Representatives, Janney Montgomery Scott Inc. and Legg Mason Wood Walker, Incorporated (the "Representatives") have severally agreed, subject to the terms and conditions of the Underwriting Agreement, to purchase a total of 2,323,187 shares of Common Stock from the Company and 176,813 shares of Common Stock from the Selling Stockholders. The number of shares of Common Stock that each Underwriter has agreed to purchase is set forth opposite its name below. The Underwriters are committed to purchase all of such shares if any are purchased. Under certain circumstances the commitments of non-defaulting Underwriters may be increased. The names of the several Underwriters and the respective number of shares to be purchased by each of them are as follows:


                                                                   Number
    Underwriter                                                  of Shares
    -----------                                                  ---------

    Janney Montgomery Scott Inc..............................
                                                               -----------
    Legg Mason Wood Walker Incorporated......................
                                                               -----------











        TOTAL................................................     2,500,000
                                                                ===========


         The Underwriters propose to offer the shares of Common Stock to the public initially at the offering price per share set forth on the cover page of this Prospectus and to certain dealers at such price less a concession not in excess of $____ per share, and the Underwriters may allow, and such dealers may reallow, a concession not in excess of $___ per share on sales to other dealers. After the commencement of the public offering of the shares of Common Stock, the offering price and concession may be changed.

         The Company and the Selling Stockholders have agreed to indemnify the several Underwriters against certain liabilities which may be incurred in connection with the Offering, including liabilities under the Securities Act.

         The Company has granted an option to the Underwriters, exercisable during the 30-day period after the date of this Prospectus, to purchase up to an aggregate of 375,000 shares of Common Stock from the Company at the same price per share as the public offering price. The Underwriters may exercise such option only to cover over-allotments in the sale of the shares of Common Stock that the Underwriters have agreed to purchase. To the extent the Underwriters exercise this option, each of the Underwriters has a firm commitment, subject to certain conditions, to purchase the same percentage of the option shares as the number of shares to be purchased and offered by that Underwriter as shown in the above table bears to the 2,500,000 shares of Common Stock initially offered hereby.

         All of the directors and executive officers of the Company, and Limeport have agreed with the Representatives not to sell or dispose of any shares owned by them without the consent of the Representatives for a period of 180 days after the date of this Prospectus. See "Shares Eligible for Future Sale."

         In connection with this Offering, certain Underwriters may engage in passive market making transactions in the Common Stock on The Nasdaq SmallCap Market in accordance with Regulation M under the Securities Exchange Act of 1934, as amended, during the two business day period before the commencement of offers of sales of the Common Stock. Passive market makers must comply with applicable volume and price limitations and must be identified as such. In general, a passive market maker must display its bid at a price not in excess of the highest independent bid for such security; if all independent bids are lowered below the passive market maker's bid, however, such bid must then be lowered when certain purchase limits are exceeded.


         Until the distribution of the Common Stock is completed, rules of the Commission may limit the ability of the Underwriters and certain Selling Stockholders, if any, to bid for and purchase the Common Stock. As an exception to these rules, the Representatives are permitted to engage in certain transactions that stabilize the price of the Common Stock. Such transactions may consist of bids or purchases for the purpose of pegging, fixing or maintaining the price of the Common Stock.

         If Underwriters create a short position in the Common Stock in connection with the offering thereof (i.e., if they sell more shares of Common Stock than are set forth on the cover page of the Prospectus), the Representatives may reduce that short position by purchasing Common Stock in the open market. The Representatives also may elect to reduce any short position by exercising all or part of the over-allotment option described in the Prospectus.

         The Representatives also may impose a penalty bid on certain Underwriters and selling group members. This means that if the Representatives purchase Common Stock in the open market to reduce the Underwriters' short position or to stabilize the price of the Common Stock, they may reclaim the amount of the selling concession from the Underwriters and selling group members who sold those shares as part of this Offering.

         In general, purchases of Common Stock for the purpose of stabilization or to reduce a syndicate short position could cause the price of the Common Stock to be higher than it might otherwise be in the absence of such purchases. The imposition of a penalty bid might have an effect on the price of the Common Stock to the extent that it were to discourage resales of the Common Stock by purchasers in this Offering.

         Neither the Company nor the Underwriters make any representation or prediction as to the direction or magnitude of any effect that the transactions described above may have on the price of the Common Stock. In addition, neither the Company nor the Underwriters make any representation that the Representatives will engage in such transactions or that such transactions, once commenced, will not be discontinued without notice.


                                  LEGAL MATTERS


         The validity of the Common Stock offered hereby has been passed upon for the Company by Buchanan Ingersoll Professional Corporation, Philadelphia, Pennsylvania. As to matters of Nevada law, Buchanan Ingersoll Professional Corporation has relied upon the opinion of Schreck Morris, Las Vegas, Nevada. Certain legal matters in connection with this Offering will be passed upon for the Underwriters by Wolf, Block, Schorr and Solis-Cohen, Philadelphia, Pennsylvania.


                                     EXPERTS


         The financial statements as of October 31, 1996 and 1995 and for each of the three years in the period ended October 31, 1996 included in this Prospectus have been audited by Grant Thornton LLP, independent certified public accountants, whose report thereon is included herein, in reliance of said firm as experts in auditing and accounting.


                              AVAILABLE INFORMATION

         The Company is subject to the informational and reporting requirements of the Securities Exchange Act of 1934, as amended, and in accordance therewith files reports, proxy statements and other information with the Commission. Such reports, proxy statements and other information concerning the Company may be inspected without charge, and copies of all or any part thereof may be obtained from the Commission's principal office in Washington, D.C. at Room 1024, 450 Fifth Street N.W., Washington, D.C. 20549, and at the Commission's regional offices at 7 World Trade Center, Suite 1300, New York, New York 10048, and at Northwest Atrium Center, 500 West Madison Street, Suite 1400, Chicago, Illinois 60661. Copies of such materials can be obtained upon written request addressed to the Commission, Public Reference Section, 450 Fifth Street, N.W., Washington, D.C. 20549, at prescribed rates. In addition, the Commission maintains a Web site at http://www.sec.gov containing reports, proxy and information statements and other information regarding registrants that file electronically with the Commission, including the Company.

         The Company has filed with the Commission a Registration Statement on Form S-1 under the Securities Act with respect to the shares of Common Stock being offered by this Prospectus. This Prospectus does not contain all of the information set forth in the Registration Statement and the exhibits and schedules thereto, certain parts of which have been omitted as permitted by the rules and regulations of the Commission. For further information with respect to the Company and the shares of Common Stock offered hereby, reference is made to the Registration Statement, including the exhibits and schedules thereto. Statements contained in this Prospectus as to the contents of any contract or other document referred to herein are not necessarily complete and, where such contract or other document is an exhibit to the Registration Statement, each such statement is qualified in all respects by the provisions of such exhibit, to which reference is hereby made.

                     RCM TECHNOLOGIES, INC. AND SUBSIDIARIES

                          INDEX TO FINANCIAL STATEMENTS




                                                                                                Page Reference
                                                                                                --------------


Pro Forma Condensed Consolidated Financial Statements (Unaudited):
   Pro Forma Condensed Consolidated Statement of Operations:
        Year Ended October 31, 1996............................................................      F-1
        Three Months Ended January 31, 1996....................................................      F-2
        Notes to Unaudited Pro Forma Condensed Consolidated Financial Statements...............      F-3

Consolidated Financial Statements:

   Independent Auditors' Report...............................................................       F-6

   Consolidated Balance Sheets
       October 31, 1995, 1996 and January 31, 1997 (Unaudited)................................       F-7

   Consolidated Statements of Income
       Years ended October 31, 1994, 1995 and 1996
       and the three months ended January 31, 1996 and 1997 (Unaudited).......................       F-9

   Consolidated Statements of Changes in Shareholders' Equity Years ended
       October 31, 1994, 1995 and 1996
       and the three months ended January 31, 1997 (Unaudited)................................      F-10

   Consolidated Statements of Cash Flows
       Years ended October 31, 1994, 1995 and 1996
       and the three months ended January 31, 1996 and 1997 (Unaudited).......................      F-11

   Notes to Consolidated Financial Statements.................................................      F-13

   Schedules .................................................................................      F-26

                     RCM TECHNOLOGIES, INC. AND SUBSIDIARIES

      PRO FORMA CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS (UNAUDITED)
                           YEAR ENDED OCTOBER 31, 1996
                    (in thousands, except per share amounts)

                                                                    Acquired
                                                Historical         Companies       Adjustments         Pro Forma
                                                ----------         ----------      -----------         ---------

Revenues                                         $61,039             $23,626                            $84,665
                                                 -------             -------                            -------

Operating Expenses
   Cost of services                               48,780              16,738                             65,518
   Selling, General
   and Administrative                              8,914               5,363        (220) (a)            13,957
                                                                                    (100) (b)
   Depreciation and amortization                     330                  15         130  (c)               475

   Total operating expenses                       58,024              22,116                             79,950
                                                 -------             -------                            -------
Operating income                                   3,015               1,510                              4,715

Other expense                                       (194)                               4 (d)              (190)
                                                 -------                                                -------
Income before taxes                                2,821               1,510                              4,525

Income taxes                                         453                              384 (e)               837
                                                 -------                            -----               -------

Net Income                                        $2,368              $1,510        ($190)               $3,688
                                                  ======              ======        =====                ======

Earnings per common share                          $0.55                                                  $.067
                                                   =====                                                  =====

Weighted average number of
   shares outstanding                          4,320,571                                              5,513,968
                                               =========                                              =========



       See notes to pro forma condensed consolidated financial statement.

                     RCM TECHNOLOGIES, INC. AND SUBSIDIARIES
      PRO FORMA CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS (UNAUDITED)
                       THREE MONTHS ENDED JANUARY 31, 1996
                    (in thousands, except per share amounts)

                                                                    Acquired
                                                Historical          Companies      Adjustments         Pro Forma
                                                ----------          ---------      -----------         ---------
Revenues                                          $9,777              $9,295                            $19,072
                                                  ------              ------                            -------

Operating Expenses
   Cost of services                                7,989               6,945                             14,931
   Selling, General
     and Administrative                            1,144               2,230        (220) (a)             3,079
                                                                                     (75) (b)
   Depreciation and amortization                      55                  31          33  (c)               119

   Total operating expenses                        9,185               9,206                             18,129
                                                  ------              ------                            -------

Operating income                                     592                  89                                943

Other expense                                        (31)                                                   (31)
                                                  ------              ------                            -------

Income before taxes                                  561                  89                                912

Income taxes                                          59                              116 (e)               175
                                                  ------                              ---               -------

Net Income                                        $  502              $   89       $  146                   737
                                                  ======              ======       ======               =======

Earnings per common share                         $ 0.15                                                $  0.14
                                                  ======                                                =======

Weighted average number of
   shares outstanding                          3,276,627                                              5,318,570
                                               =========                                              =========


       See notes to pro forma condensed consolidated financial statement.

                     RCM TECHNOLOGIES, INC. AND SUBSIDIARIES
               NOTES TO UNAUDITED PRO FORMA CONDENSED CONSOLIDATED
                              FINANCIAL STATEMENTS

(1) Basis of Presentation

     The accompanying unaudited pro forma condensed consolidated financial statements (the "Pro Forma Financial Statements") are based on adjustments to the historical consolidated financial statements of RCM Technologies, Inc. ("RCM" or the "Company") to give effect to the acquisitions described in Note 3 (the "Acquired Companies"). The pro forma condensed consolidated statements of operations assume all acquisitions described in Note 3 were consummated as of the November 1, 1995 (beginning of the fiscal year ended October 31, 1996). The pro forma consolidated statements of income also reflect the assumed issuance of 640,815 shares of Common Stock (at an estimated public offering price of $9.25 per share) which, net of estimated underwriting discounts and offering expenses payable by the Company, would result in sufficient net proceeds to repay acquisition related debt. These shares are assumed to have been issued and debt repaid, at the beginning of the periods presented, and thus interest expense attributable to such debt has been eliminated. The pro forma condensed consolidated statements of operations are not necessarily indicative of results that would have occurred had the acquisitions been consummated as of the beginning of the periods presented or that might be attained in the future. Certain information normally included in financial statements prepared in accordance with generally accepted accounting principles has been condensed or omitted pursuant to the rules and regulations of the Securities and Exchange Commission. The Pro Forma Financial Statements should be read in conjunction with the historical consolidated financial statements of RCM, and "Management's Discussion and Analysis of Financial Condition and Results of Operations" included elsewhere in this Prospectus.

(2)  Earnings Per Share

     Pro forma earnings per share were computed by dividing net income applicable to common stock by the average number of shares of common stock and common stock equivalents outstanding during the period and the dilutive effect of common stock issued in connection with the acquisition of the Acquired Companies.

(3)  Acquisitions

         The Consortium ("Consortium"). In March 1996, the Company acquired all of the outstanding stock of Consortium for 1.3 million restricted shares of the Company's Common Stock. Consortium generated revenues of approximately $26.0 million during its fiscal year ended December 31, 1995. Through this transaction, the Company acquired five branch offices which provide information technology, healthcare and general support staffing services.

         The Consortium of Maryland, Inc. ("Consort MD"). In May 1996, the Company acquired all of the outstanding stock of Consort MD for $621,500 cash and 34,327 restricted shares of the Company's Common Stock, plus additional acquisition consideration consisting of additional shares of restricted stock having a value equal to approximately $250,000, based upon a post-closing verification of financial data warranted at closing. Consort MD generated revenues of approximately $6.0 million during its fiscal year ended December 31, 1995. Through this transaction, the Company acquired one branch office, which provides information technology staffing services.

         Performance Staffing, Inc. ("PSI"). In September 1996, the Company acquired the operating assets of PSI for 2,500 restricted shares of the Company's Common Stock, and in connection therewith, assumed approximately $110,000 of PSI's debt. PSI generated revenues of approximately $2.0 million during its fiscal year ended December 31, 1995. Through this transaction, the Company acquired three branch offices which provide engineering and general support staffing services.

         Programming Alternatives of Minnesota, Inc. ("PAMI"). Effective as of November 4, 1996, the Company acquired all of the outstanding stock of PAMI for approximately $4.5 million cash plus $1.6 million of contingent consideration in the form of a three year promissory note payable upon attaining certain earnings targets within the three-year period. The Company also agreed to pay certain bonus consideration to the former PAMI shareholder in the event that during the three-year earn-out period, the performance of PAMI exceeds the established earnings targets. PAMI generated revenues of approximately $10.0 million during its fiscal year ended December 31, 1996. Through this transaction, the Company acquired one branch office which provides information technology staffing services.

(4) Adjustments to Historical Financial Statements

The following pro forma adjustments have been made to the historical statements of operations as if all acquisitions described in Note 3 were consummated as of the beginning of the periods presented:

     (a) To reduce salaries for the difference between compensation of certain sellers prior to consummation of the acquisitions and their compensation following the acquisitions as stipulated in their respective employment agreements with RCM.

     (b) To reflect the elimination of redundant operating costs and non recurring expenses that were immediately identifiable at the time of the acquisitions.

     (c) To reflect amortization of goodwill related to the purchase of the Acquired Companies, which is being amortized on a straight-line basis over 40 years.

     (d) To reflect elimination of interest expense on the note payable assumed to be repaid with the offering proceeds.

     (e) To reflect the change in income taxes related to pro forma adjustments, and (ii) income taxes on Acquired Companies that were S corporations as if they were C corporations for federal and state income tax purposes.

                          INDEPENDENT AUDITORS' REPORT




Board of Directors
RCM Technologies, Inc. and Subsidiaries

   We have audited the accompanying consolidated balance sheets of RCM Technologies, Inc. (a Nevada corporation) and Subsidiaries as of October 31, 1996 and 1995 and the related consolidated statements of income, changes in shareholders' equity and cash flows for each of the three years in the period ended October 31, 1996. These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on the consolidated financial statements based on our audits.

   We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the consolidated financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

   In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the consolidated financial position of RCM Technologies, Inc. and Subsidiaries as of October 31, 1996 and 1995 and the consolidated results of their operations and their cash flows for each of the three years in the period ended October 31, 1996 in conformity with generally accepted accounting principles.

   We have also audited Schedules I and II of RCM Technologies, Inc. and Subsidiaries as of and for each of the three years in the period ended October 31, 1996. In our opinion, these schedules present fairly, in all material respects, the information required to be set forth therein.




/s/ Grant Thornton LLP
----------------------
Grant Thornton LLP
Philadelphia, Pennsylvania
December 16, 1996
(Except for Note 6 as to which
  the date is December 19, 1996 and Note 4, regarding the acquisition of Programming Alternatives of Minnesota, Inc., as to which the date is January 7, 1997)

                     RCM TECHNOLOGIES, INC. AND SUBSIDIARIES
                           CONSOLIDATED BALANCE SHEETS


                                     ASSETS


                                                                                  October 31,            January 31,
                                                                              ------------------         -----------
                                                                              1995          1996            1997
                                                                              ----          ----            ----
                                                                                                         (Unaudited)

Current  assets
   Cash and cash equivalents...........................................  $   297,550     $     5,989      $   124,856
   Accounts receivable, net of allowance for doubtful accounts
     of $15,000 - 1995; $76,000 - 1996; $157,000 - 1997................    5,133,662      13,985,445       14,749,871
   Prepaid expenses and other current assets...........................      671,662         404,198          672,064
                                                                         -----------     -----------      -----------

     Total current assets..............................................    6,102,874      14,395,632       15,546,791
                                                                         -----------     -----------      -----------



Property and equipment, at cost
   Equipment and leasehold improvements................................    1,208,317       1,644,831        1,975,849
   Less: accumulated depreciation and amortization.....................      763,966       1,142,740        1,199,043
                                                                         -----------     -----------      -----------

                                                                             444,351         502,091          776,806
                                                                         -----------     -----------      -----------


Other assets
   Deposits............................................................       43,074          88,039           83,706
   Intangible assets  (net of accumulated amortization
     of $73,492, $366,337 and $453,444 in 1995, 1996 and 1997,
     respectively).....................................................    3,711,256       9,420,858       13,783,573
                                                                         -----------     -----------      -----------

                                                                           3,754,330       9,508,897       13,867,279
                                                                         -----------     -----------      -----------



         Total assets..................................................  $10,301,555     $24,406,620      $30,190,876
                                                                         ===========     ===========      ===========




   The accompanying notes are an integral part of these financial statements.

                     RCM TECHNOLOGIES, INC. AND SUBSIDIARIES
                     CONSOLIDATED BALANCE SHEETS - CONTINUED


                      LIABILITIES AND SHAREHOLDERS' EQUITY


                                                                                  October 31,               January 31,
                                                                            ----------------------          -----------
                                                                            1995              1996             1997
                                                                            ----              ----             ----
                                                                                                            (Unaudited)

Current liabilities
   Note payable - bank.................................................  $   914,435       $ 2,746,636      $ 7,000,000
   Accounts payable and accrued expenses...............................      472,107           734,791          882,157
   Accrued payroll.....................................................    1,182,934         2,789,725        2,949,932
   Taxes other than income taxes.......................................      205,494           432,607          712,023
   Income taxes payable................................................                        920,439        1,083,355
                                                                         -----------       -----------     ------------

     Total current liabilities.........................................    2,774,970         7,624,198       12,627,467
                                                                         -----------       -----------     ------------


Income taxes payable...................................................                        562,312          562,312


Shareholders' equity
   Preferred stock, $1.00 par value; 5,000,000 shares
     authorized; no shares issued or outstanding
   Common stock, $0.05 par value; 40,000,000 shares authorized;
     3,255,024 shares issued in 1995 and 4,878,476 shares
     issued in 1996 and 1997, respectively.............................      162,751           243,924          243,924
   Additional paid-in capital..........................................   10,916,692        17,161,105       17,161,105
   Treasury stock, at cost 62,800 shares...............................  (    62,821)     (     62,821)     (    62,821)
   Accumulated deficit.................................................  ( 3,490,037)     (  1,122,098)     (   341,111)
                                                                         -----------       -----------     ------------

                                                                           7,526,585        16,220,110       17,001,097
                                                                         -----------       -----------     ------------



         Total liabilities and shareholders' equity....................  $10,301,555       $24,406,620      $30,190,876
                                                                         ===========       ===========      ===========





   The accompanying notes are an integral part of these financial statements.

                     RCM TECHNOLOGIES, INC. AND SUBSIDIARIES
                        CONSOLIDATED STATEMENTS OF INCOME



                                                                                                 Three Months Ended
                                                                                                 ------------------
                                                         Years Ended October 31,                     January 31,
                                                         -----------------------                     -----------
                                                   1994           1995            1996          1996            1997
                                                   ----           ----            ----          ----            ----
                                                                                             (Unaudited)    (Unaudited)

Revenues....................................   $29,238,995    $26,915,737     $61,039,173    $9,776,507     $21,150,721
                                               -----------    -----------     -----------    ----------     -----------

Operating costs and expenses
   Cost of services.........................    23,863,889     22,378,817      48,779,886     7,985,878      16,051,317
   Selling, general and administrative......     3,674,102      3,549,810       8,914,102     1,144,116       3,625,653
   Depreciation and amortization ...........        93,141        130,397         329,680        54,970         118,629
                                               -----------    -----------     -----------    ----------     -----------
                                                27,631,132     26,059,024      58,023,668     9,184,964      19,795,599
                                               -----------    -----------     -----------    ----------     -----------

Operating income............................     1,607,863        856,713       3,015,505       591,543       1,355,122

Other income (expense)
   Interest expense.........................   (    34,196)   (    38,158)    (   163,811)   (   24,901)    (    90,189)
   Other, net...............................        39,381        124,050     (    30,216)   (    6,030)          5,388
                                               -----------    -----------     -----------    ----------     -----------
                                                     5,185         85,892     (   194,027)   (   30,931)    (    84,801)
                                               -----------    -----------     -----------    ----------     -----------


Income before income taxes..................     1,613,048        942,605       2,821,478       560,612       1,270,321

Income taxes................................       187,043         93,500         453,539        58,749         489,334
                                               -----------    -----------     -----------    ----------     -----------

Net income..................................   $ 1,426,005    $   849,105     $ 2,367,939    $  501,863     $   780,987
                                               ===========    ===========     ===========    ==========     ===========


Net income per share........................          $.49           $.28            $.55          $.15            $.16
                                                      ====           ====            ====          ====            ====


Weighted average number of
   shares outstanding.......................     2,930,276      3,007,969       4,320,571     3,276,627       4,970,620
                                               ===========    ===========     ===========    ==========     ===========




   The accompanying notes are an integral part of these financial statements.

                     RCM TECHNOLOGIES, INC. AND SUBSIDIARIES
           CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS' EQUITY
                  YEARS ENDED OCTOBER 31, 1994, 1995, 1996 AND
                 THREE MONTHS ENDED JANUARY 31, 1997 (UNAUDITED)



                                                          Common Stock                Additional
                                                     ------------------------          Paid-in       Accumulated        Treasury
                                                     Shares            Amount          Capital         Deficit            Stock
                                                     ------            ------         -----------    -----------        ---------


Balance, October 31, 1993......................    2,937,713         $146,885        $9,727,090      ($5,765,147)       ($62,821)

Exercise of stock options......................        5,000              250             5,218

Net income.....................................                                                        1,426,005
                                                  ----------         --------       -----------      -----------        --------


Balance, October 31, 1994......................    2,942,713          147,135         9,732,308      ( 4,339,142)       ( 62,821)


Issuance of common stock
 in connection with acquisitions...............      312,311           15,616         1,184,384


Net Income.....................................                                                          849,105
                                                  ----------         --------       -----------      -----------        --------

Balance, October 31, 1995......................    3,255,024          162,751        10,916,692      ( 3,490,037)       ( 62,821)

Exercise of stock options......................       10,000              500            15,438

Issuance of common stock
 in connection with acquisitions...............    1,336,827           66,841         5,242,807

Sale of common stock...........................      276,625           13,832           986,168

Net Income.....................................                                                        2,367,939
                                                  ----------         --------       -----------      -----------        --------

Balance, October 31, 1996......................    4,878,476          243,924        17,161,105      ( 1,122,098)       ( 62,821)

Net Income (Unaudited).........................                                                          780,987
                                                  ----------         --------       -----------      -----------        --------

Balance, January 31, 1997 (Unaudited)..........    4,878,476         $243,924       $17,161,105      ($  341,111)       ($62,821)
                                                  ==========         ========       ===========      ===========        ========




   The accompanying notes are an integral part of these financial statements.

                     RCM TECHNOLOGIES, INC. AND SUBSIDIARIES
                      CONSOLIDATED STATEMENTS OF CASH FLOWS



                                                                                          Three Months Ended
                                                                                          ------------------
                                                        Years Ended October 31,                January 31,
                                                        -----------------------                -----------
                                                  1994          1995           1996        1996          1997
                                                  ----          ----           ----        ----          ----
                                                                                        (Unaudited)   (Unaudited)

Cash flows from operating activities:

   Net income ..............................   $1,426,005    $  849,105     $2,367,939    $501,863     $  780,987
                                               ----------    ----------     ----------    --------     ----------

   Adjustments to reconcile net income
     to net cash provided by (used in)
     operating activities:
       Depreciation and amortization........       93,141       130,397        329,680      54,970        118,629
       Provision for losses on accounts
         receivable.........................        5,000                       61,000                     81,000
       Changes in assets and liabilities:
         Accounts receivable................      286,638       854,552     (8,522,460)      6,031        278,442
         Prepaid expenses and other
           current assets...................   (   11,443)   (  405,116)       267,464    ( 81,856)    (  246,776)
         Accounts payable and
           accrued expenses.................   (    3,807)   (   10,064)       262,684    (190,834)    (   76,269)
         Accrued payroll....................       36,325    (  151,348)     1,606,791    (245,606)    (  215,376)
         Billings in excess of costs and
           estimated earnings...............   (  157,509)   (  148,229)
         Taxes other than income taxes......        1,827    (   18,938)       227,113     283,621        227,921
         Income taxes payable...............                                 1,482,751      58,749        162,914
                                               ----------    ----------     ----------    --------     ----------

Total Adjustments...........................      250,172       251,254     (4,284,977)   (114,925)        330,485
                                               ----------    ----------     ----------    --------     ----------


Net cash provided by (used in)
   operating activities.....................    1,676,177     1,100,359     (1,917,038)    386,938      1,111,472
                                               ----------    ----------     ----------    --------     ----------




   The accompanying notes are an integral part of these financial statements.

                     RCM TECHNOLOGIES, INC. AND SUBSIDIARIES
                CONSOLIDATED STATEMENTS OF CASH FLOWS - CONTINUED



                                                                                            Three Months Ended
                                                                                            ------------------
                                                        Years Ended October 31,                 January 31,
                                                        -----------------------                 -----------
                                                    1994         1995          1996          1996          1997
                                                    ----         ----          ----          ----          ----
                                                                                          (Unaudited)   (Unaudited)

Cash flows from investing activities:
   Property and equipment acquired..........   (   20,619)   (   68,189)    (  128,264)   (  29,049)    (   80,546)
   (Increase) decrease in deposits..........   (      557)   (    6,643)    (   44,965)   (   4,422)         4,333
   Cash paid for acquisitions,
      net of cash acquired .................                 (2,345,966)    (1,049,433)                 (5,012,394)
   Increase in intangible assets............                                              (   5,065)    (  137,272)
                                               ----------    ----------     ----------     --------     ----------

     Net cash used in investing activities..   (   21,176)   (2,420,798)    (1,222,662)   (  38,536)    (5,225,879)
                                               ----------    ----------     ----------     --------     ----------


Cash flows from financing activities:
     Net borrowing (repayments) under
       short term debt arrangements.........   (    4,703)      176,278      1,832,201    ( 489,796)     4,253,364
     Repayments of long term debt...........   (   35,228)   (1,092,362)                  (  28,890)    (   20,090)
     Sale of common stock...................                                 1,000,000
     Exercise of stock options..............        5,468                       15,938          438
                                               ----------    ----------     ----------     --------     ----------

   Net cash  provided by (used in)
     financing activities...................   (   34,463)   (  916,084)     2,848,139    ( 518,248)     4,233,274
                                               ----------    ----------     ----------     --------     ----------

Net increase (decrease) in cash
    and cash equivalents....................    1,620,538    (2,236,523)    (  291,561)   ( 169,846)       118,867

Cash and cash equivalents at
   beginning of year........................      913,535     2,534,073        297,550      297,550          5,989
                                               ----------    ----------     ----------     --------     ----------

Cash and cash equivalents at end of year....   $2,534,073    $  297,550     $    5,989    $ 127,704     $  124,856
                                               ==========    ==========     ==========    =========     ==========


Supplemental cash flow information:
   Cash paid for:
     Interest expense.......................   $   34,196    $   36,738     $  163,811    $  24,901     $   90,189
     Income taxes...........................   $  123,049    $  220,498     $  726,332                  $  197,438

     Acquisitions:
       Fair value of assets acquired........                 $5,218,694     $7,302,476                  $5,641,380
       Liabilities assumed..................                  2,872,728      6,253,043                     628,986
                                                             ----------     ----------                  ----------

       Cash paid, net of cash acquired......                 $2,345,966     $1,049,433                  $5,012,394
                                                             ==========     ==========                  ==========



   The accompanying notes are an integral part of these financial statements.

                     RCM TECHNOLOGIES, INC. AND SUBSIDIARIES
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
              (Amounts and Disclosures at and for the Three Months
                 Ended January 31, 1996 and 1997 Are Unaudited)


1.  Summary of Significant Accounting Policies

   Business

   RCM Technologies, Inc. (the "Company"), through its wholly-owned subsidiaries, is a nationwide provider of temporary and contract personnel to businesses, professional and service organizations, manufacturers and public utilities. The Company principally focuses its staffing services in the Professional Engineering and Technical, Information Technology, Health Care and General Staff Support sectors.

   Principles of Consolidation

   The consolidated financial statements include the accounts of the Company and its wholly-owned subsidiaries. All significant intercompany accounts and transactions have been eliminated.

   Interim Unaudited Financial Information

   The accompanying interim unaudited consolidated financial statements have been prepared by the Company pursuant to the rules and regulations of the Securities and Exchange Commission (SEC). Certain information and footnote disclosures which are normally included in financial statements prepared in accordance with generally accepted accounting principles have been condensed or omitted pursuant to SEC rules and regulations, although management believes that the disclosures are adequate to make the information presented not misleading. The information reflects all normal and recurring adjustments which, in the opinion of Management, are necessary for a fair presentation of the financial position of the Company and its results of operations for the interim periods set forth herein. The results for the three months ended January 31, 1997 are not necessarily indicative of the results to be expected for the full year.

   Property and Equipment

   Depreciation of equipment is provided for in amounts sufficient to relate the cost of depreciable assets to operations over their estimated useful lives on the straight-line basis. Estimated useful lives range from three to ten years. Leasehold improvements are amortized over the lives of the respective leases or the service lives of the improvements, whichever is shorter.

   Income Taxes

   The Company follows the liability method of accounting for income taxes. Under this method, deferred income tax assets and liabilities are determined based on differences between the financial statement and income tax bases of assets and liabilities using enacted tax rates in effect for the year in which the differences are expected to reverse. Valuation allowances are established, when necessary, to reduce deferred tax assets to the amount expected to be realized. Income tax expense is the tax payable for the period and the change during the period in deferred tax assets and liabilities.

   Revenue Recognition

   Revenue is recognized concurrently with the performance of services. When the Company enters into long-term contracts for the supply of temporary personnel, billings are rendered for employee hours worked according to contractual billing rates. Billings in excess of costs and estimated earnings on cost plus fixed fee contracts represents billings in excess of revenue recognized. Labor and overhead costs, and earnings on contracts with government contractors are subject to audit by the primary contractor or a division of the United States government.

                     RCM TECHNOLOGIES, INC. AND SUBSIDIARIES
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
              (Amounts and Disclosures at and for the Three Months
                 Ended January 31, 1996 and 1997 Are Unaudited)


1.  Summary of Significant Accounting Policies - (Continued)

   Profit Sharing Plan

   The Company sponsors a defined contribution plan (401-K Plan). Participation in the plan is available to all eligible employees as defined in the plan. Company contributions to the plan are based on a percentage of the employee's contributions to the plan subject to management's election to make a contribution. There were no contributions charged to operations by the Company for fiscal years ended October 31, 1994, 1995 and 1996 and for the three months ended January 31, 1996 and 1997.

   Cash Equivalents

   For purposes of presenting the consolidated statement of cash flows, the Company considers all highly liquid debt instruments purchased with a maturity of three months or less to be cash equivalents.

   Earnings per Share

   Earnings per share of common stock are based on the weighted average number of shares of common stock and dilutive common share equivalents (which arise from stock options) outstanding during the periods. No further dilution resulted from a computation of fully diluted earnings per share.

   Use of Estimates

   The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

   Intangible Assets

   Intangible assets primarily consist of goodwill associated with the acquired businesses. Goodwill is amortized on a straight-line basis over 40 years. The carrying value of goodwill is reviewed if the facts and circumstances suggest that it may be impaired. If this review indicates that goodwill will not be recoverable, as determined based on the undiscounted cash flows of the entity acquired over the remaining amortization period, the Company's carrying value of the goodwill is reduced by the estimated shortfall of cash flows.

   Other intangible assets consist primarily of non-compete agreements, which are amortized over the term of the respective agreements. Amortization expense for fiscal years 1994, 1995 and 1996 was $4,136; $48,928 and $211,337, respectively. Amortization expense for the three months ended January 31, 1996 and 1997 was $29,100 and $87,107, respectively.

   Fair Value of Financial Instruments

   The carrying value of financial instruments approximates fair value. The Company's financial instruments are accounts receivable, accounts payable and long-term debt. The Company does not have any off-balance sheet financial instruments or derivatives.

                     RCM TECHNOLOGIES, INC. AND SUBSIDIARIES
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
              (Amounts and Disclosures at and for the Three Months
                 Ended January 31, 1996 and 1997 Are Unaudited)


1. Summary of Significant Accounting Policies - (Continued)

   New Standards

   In October 1995, the Financial Accounting Standards Board issued Statement No. 123, Accounting for Stock-Based Compensation, which is effective beginning in 1996. This statement encourages the fair value based method of accounting for stock options and similar equity instruments granted to employees. This method requires that the fair value of equity instruments granted to employees be recorded as compensation expense. However, the statement allows companies to continue to use the intrinsic value based method which, in most cases, does not result in a charge to earnings. The Company will not adopt the fair value based method of accounting for stock options and the Company does not anticipate that this statement will have a material impact on the financial statements.

   The Financial Accounting Standards Board issued Statement of Financial Accounting Standards No. 121, Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to Be Disposed Of ("Statement 121"), which requires companies to review long-lived assets and certain identifiable intangibles to be held, used or disposed of, for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. The Company has adopted Statement 121, which had no significant effect on the financial statements.

   The Financial Accounting Standards Board issued Statement of Financial Accounting Standards No. 128 ("Statement 128"), Earnings per Share. This statement requires the presentation of basic earnings per share and, if applicable, diluted earnings per share, instead of primary and fully diluted earnings per share required under Accounting Principles Board Opinion No. 15. ("Opinion No. 15"). Had the principles of Statement 128 been applied for the year ended October 31, 1996, and the three months ended January 31, 1997, basic earning per share would have been $.56 and $.16, respectively, and diluted earnings per share would have been $.55 and $.16, respectively.

   The Financial Accounting Standards Board issued Statement of Financial Accounting Standards No. 129 ("Statement 129"), Disclosure of Information About Capital Structure. The Company does not anticipate that Statement 129 will have a material impact on the financial statements.

   Supplemental Pro Forma Net Income and Net Income Per Share (Unaudited)

   The Company's supplemental pro forma net income and net income per share for the year ended October 31, 1996, and the three months ended January 31, 1997, are $2,553,000 and $835,000 and $.54 and $.15, respectively.

   The supplemental pro forma net income and net income per share reflect the issuance of shares necessary to retire $2,747,000 and $5,000,000 of notes payable at October 31, 1996, and January 31, 1997, respectively, and the resulting increase in net income in the amount of $185,000 and $54,000 for the year ended October 31, 1996, and the three months ended January 31, 1997, respectively, as of the beginning of 1996. The calculation is based on the weighted average shares outstanding used in the calculation of net income per share, adjusted for the estimated shares that would be issued by the Company, i.e. 401,837 and 689,600 shares for year ended October 31, 1996, and three months ended January 31, 1997, respectively, at an estimated offering price of $8.38 per share, to retire these obligations.

2. Stock Split

   In April 1996, the Board of Directors, with stockholder approval, amended the Company's Articles of Incorporation to effect a one-for-five reverse split of common stock whereby each five shares of issued and outstanding common stock were exchanged for one share of common stock. The amendment had no effect on the number of authorized shares and the par value of the common stock.

                     RCM TECHNOLOGIES, INC. AND SUBSIDIARIES
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
              (Amounts and Disclosures at and for the Three Months
                 Ended January 31, 1996 and 1997 Are Unaudited)


2. Stock Split - (Continued)

   All references in the financial statements to weighted average number of shares outstanding, earnings per share amounts and stock option data have been restated to reflect the reverse split.


3. Sale of Common Stock

   On February 5, 1996, the Company issued and sold 276,625 shares of common stock to Limeport Investments, LLC in a Private Placement transaction for $1,000,000 ($3.615 per share). The purchase price was based on a twenty percent discount to the twenty day average closing price prior to the purchase of the shares. The shares are restricted securities; however, the Company has agreed to register such shares by filing a shelf registration statement by February 15, 1997. The President of the Company, Leon Kopyt, has been granted certain voting rights over these shares as long as they remain owned by Limeport Investments, LLC.


4. Acquisitions

   Three Years Ended October 31, 1996

   During the three year period ended October 31, 1996, the Company acquired five businesses in the staffing services industry. These acquisitions, which are described below, have been accounted for as purchases and, accordingly, the results of operations of the acquired companies have been included in the consolidated results of operations of the Company from the dates of acquisition.

   On December 15, 1994, the Company purchased certain operating assets of Great Lakes Design, Inc. for $200,000 in the form of a $150,000 note payable and $50,000 in cash. In addition, the Company will share with the seller a portion of the operating income of the Great Lakes Design operating unit for a period of five years after acquisition. Costs in excess of assets acquired of $52,800 are being amortized over a period of forty years. A non-compete covenant of $107,100 is being amortized over a five year period. The note payable is uncollateralized, bears interest at 8% per annum and is payable in quarterly installments of $20,490, including interest, with a final maturity date of December 1, 1996.

   On August 30, 1995, the Company acquired Cataract, Inc., a supplier of management, engineering, design and technical services to the nuclear power, fossil fuel, electric utilities and process industries. The acquisition was completed through a merger transaction pursuant to which Cataract, Inc. was merged with and into a newly-created subsidiary of the Company, which then concurrently changed its name to "Cataract, Inc."

   The consideration payable to the former shareholders of Cataract, Inc. consisted of $2,000,000 cash and 312,311 restricted shares of the Registrant's common stock (the "Shares"), valued at $1,200,000. The cost in excess of net assets acquired was $3,385,966. The cost in excess of net assets acquired is being amortized over a 40 year period.

     The shares issued to the former Cataract, Inc. shareholders have been pledged to the Company for a period of three years to secure the performance of certain conditions subsequent to the merger relating to the achievement of certain levels of sales revenues that have been warranted by the former Cataract, Inc. shareholders.

                     RCM TECHNOLOGIES, INC. AND SUBSIDIARIES
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
              (Amounts and Disclosures at and for the Three Months
                 Ended January 31, 1996 and 1997 Are Unaudited)


4. Acquisitions - (Continued)

   Three Years Ended October 31, 1996 - (Continued)

   Following the expiration of the pledge period, the Shares are to be placed in a voting trust until the earlier of: (i) the public or private sale of such Shares in open market transactions to unaffiliated third parties; or (ii) the resignation or removal from office of Leon Kopyt, currently Chief Executive Officer and President of the Company. Notwithstanding the above, one-third of the Shares shall be released from trust commencing upon the fifth anniversary of the closing, and thereafter an additional one-third of the Shares shall be released from trust upon each of the sixth and seventh annual anniversaries of the closing date.

   During the period in which the Shares are subject to pledge and the voting trust, the Shares are to be voted by the Company's Board of Directors on behalf of the former shareholders of Cataract, Inc.

   On March 11, 1996, the Company acquired all of the outstanding shares of The Consortium, a specialty provider of information technology and health care personnel servicing private sector and government clients in the greater metropolitan New York region.

   The consideration paid to the former shareholders of The Consortium consisted of 1.3 million restricted shares of the Company's common stock, valued at $5,000,000, in exchange for all of the outstanding capital stock of The Consortium. The Company has agreed to file a shelf registration statement by February 15, 1997, permitting the sale of $600,000 in value of securities during the period April 1997 through March 1998. Thereafter, the remainder of these shares are subject to significant restrictions on resale through March 11, 1999. The cost in excess of net assets acquired of $4,940,700 is included in the Company's Consolidated Balance Sheet as "Intangible Assets" and is being amortized over a 40 year period.

   On May 1, 1996, the Company acquired The Consortium of Maryland, Inc. ("Consort MD"), a specialty provider of information technology personnel services to major U.S. Corporations in the greater metropolitan Washington, D.C. region. Consort MD was not related or affiliated with The Consortium. The acquisition was completed through a merger transaction (the "Merger") pursuant to which Consort MD was merged with and into a newly-created subsidiary of the Company, which then concurrently changed its name to "The Consortium of Maryland, Inc."

   The Merger consideration paid to the former shareholder of Consort MD at the closing consisted of $621,500 cash and 34,327 restricted shares of the Company's common stock valued at $377,597 . Additional merger consideration, consisting of additional shares of stock having value equal to tangible net worth of Consort MD as of the Merger date, will be paid in the amount of approximately $250,000 to the former shareholder of Consort MD. The Company has agreed to file a registration statement by May 1, 1998 permitting the sale of the restricted shares.

   On September 13, 1996, the Company acquired all the assets and assumed all of the liabilities of Performance Staffing, Inc. ("PSI"). The consideration paid to the former shareholders of PSI consisted of 2,500 shares of restricted shares of the Company's common stock valued at $21,000. There is contingent consideration of $10,000, which is payable upon the collection of not less than 93% of all of the outstanding accounts receivables billed by PSI prior to acquisition by the Company.

                     RCM TECHNOLOGIES, INC. AND SUBSIDIARIES
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
              (Amounts and Disclosures at and for the Three Months
                 Ended January 31, 1996 and 1997 Are Unaudited)


4. Acquisitions - (Continued)

   Three Years Ended October 31, 1996 - (Continued)

   The following unaudited results of operations have been prepared assuming the acquisitions had occurred as of the beginning of the periods presented. Those results are not necessarily indicative of results of future operations nor of results that would have occurred had the acquisitions been consummated as of the beginning of the periods presented.


                                                Year Ended October 31,
                                                ----------------------

                                                 1995            1996
                                                 ----            ----

   Revenues................................  $77,883,000     $75,075,000
   Net income..............................  $ 2,059,000     $ 2,764,000
   Income per common share.................         $.45            $.57


   Three Months Ended January 31, 1997

   On January 7, 1997, the Company acquired Programming Alternatives of Minnesota, Inc. ("PAMI"), a Minneapolis, Minnesota-based specialty provider of information technology personnel, particularly those with high demand client-server skills. The acquisition was completed effective as of November 4, 1996 through a stock purchase transaction (the "Purchase") pursuant to which PAMI became a wholly-owned subsidiary of the Company.

   The Purchase consideration paid to the former shareholders of PAMI consisted of $4,490,000 cash and a $1,625,000 three year promissory note payable contingent upon PAMI achieving certain base levels of operating income for each twelve month period following the Purchase, for a period of three years. An additional earn-out payment, to be recorded as additional purchase price, may be made to the former shareholders at the end of the third anniversary of the Purchase to the extent that operating income exceeds these base levels. The acquisition has been accounted for under the purchase method of accounting. The cost in excess of net assets acquired of $4,483,331 is included in the Company's Consolidated Balance Sheet as "Intangible Assets" and is being amortized over a 40 year period.

   The following unaudited results of operations have been prepared assuming the acquisition had occurred at November 1, 1995. Those results are not necessarily indicative of results of future operations nor of results that would have occurred had the acquisition been consummated at November 1, 1995.

                                                            Three Months Ended
                                                            ------------------
                                                               January 31,
                                                               -----------
                                                                  1996
                                                                  ----
   Revenues............................................        $19,072,000
   Income before income taxes..........................        $ 1,244,000
   Net income..........................................        $   746,000
   Income per common share.............................               $.16

                     RCM TECHNOLOGIES, INC. AND SUBSIDIARIES
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
              (Amounts and Disclosures at and for the Three Months
                 Ended January 31, 1996 and 1997 Are Unaudited)


5. Property and Equipment

   Property and equipment is comprised of the following:


                                                                               October 31,            January 31,
                                                                           -------------------        -----------
                                                                           1995           1996           1997
                                                                           ----           ----           ----

   Office equipment...............................................      $1,017,197     $1,453,711     $1,784,729
   Capitalized lease..............................................         174,873        174,873        174,873
   Leasehold improvements.........................................          16,247         16,247         16,247
                                                                        ----------     ----------     ----------
                                                                         1,208,317      1,644,831      1,975,849
   Less: accumulated depreciation and amortization................         763,966      1,142,740      1,199,043
                                                                        ----------     ----------     ----------

                                                                        $  444,351     $  502,091     $  776,806
                                                                        ==========     ==========     ==========

6. Note Payable - Bank

   The note payable is the outstanding amount pursuant to a bank revolving line of credit agreement expiring in 1998. Borrowing under the credit facility is based on 85% of accounts receivable on which not more than ninety days have elapsed since the date of invoicing. The credit facility is collateralized by accounts receivable, contract rights and furniture and fixtures with unlimited guarantees from the Company. The credit facility requires the subsidiaries and the Company to meet certain objectives with respect to financial ratios and earnings. The interest rate charged by the bank at October 31, 1995 and 1996 was at the prime rate (effective rate of 8.75% and 8.25%, respectively). At October 31, 1996, there was $6,991,000 available under the credit facility.

   On December 19, 1996, the Company and its subsidiaries entered into an amended and restated agreement with Mellon Bank, N.A. for providing a credit facility in the maximum amount of $20,000,000, increased from $10,000,000 at October 31, 1996. The agreement expires on June 30, 1999. The weighted average interest rate charged by the bank, under the amended and restated agreement, based on the London Interbank Offered Rate ("LIBOR") plus 2.25%, was 7.82% at January 31, 1997.


7. Shareholder Rights Plan

   On March 14, 1996, the Board of Directors of the Company declared a dividend of one Common Share Purchase Right ("Right") for each outstanding share of common stock of the Company. Each Right entitles stockholders to buy one share of common stock at an exercise price of $3.00. The Rights will be exercisable only if a person or group acquires 15% or more of the Company's common stock or announces a tender offer, the consummation of which would result in ownership by a person or group of 15% or more of the common stock. The Company will be entitled to redeem the Rights at one cent per Right at any time before a 15% or greater position has been acquired.

   The dividend distribution was made on April 1, 1996, to shareholders of record at the close of the business on that date. The Rights expire April 1, 2006.

                     RCM TECHNOLOGIES, INC. AND SUBSIDIARIES
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
              (Amounts and Disclosures at and for the Three Months
                 Ended January 31, 1996 and 1997 Are Unaudited)


8. Shareholders' Equity

   Common shares reserved

   Shares of unissued common stock were reserved for the following purposes:

                                                                              October 31,           January 31,
                                                                        --------------------        -----------
                                                                        1995            1996           1997
                                                                        ----            ----           ----
   Exercise of warrants..............................................  157,342         157,342        157,342
   Exercise of options outstanding...................................  163,300         214,400        714,400
   Future grants of options..........................................   74,100         760,300        762,700
                                                                       -------       ---------      ---------

   Total ............................................................  394,742       1,132,042      1,634,442
                                                                       =======       =========      =========

   Warrants

   At October 31, 1995 and 1996, and January 31, 1997, the Company had 786,709 warrants outstanding to purchase 157,342 shares of the Company's common stock. As a result of the reverse stock split (see note 2) each warrant continues to have an exercise price of $3.00 per share, but five warrants are needed to convert to one share of common stock. The warrants expire on April 1, 1997 unless otherwise extended by the Board of Directors.

   Incentive Stock Option Plans

   On February 27, 1986, the shareholders approved the RCM Technologies, Inc. 1986 Incentive Stock Option Plan ("1986 Plan") which authorizes the issuance not later than October 30, 1995 of up to 60,000 shares of Common Stock to officers, directors and key employees of the Company and its subsidiaries.

   On April 23, 1992, the shareholders approved the RCM Technologies, Inc. 1992 Incentive Stock Option Plan ("1992 Plan") which authorizes the issuance not later than February 13, 2002 of up to 100,000 shares of Common Stock to officers, directors and key employees of the Company and its subsidiaries. The 1986 and 1992 Plans contain substantially the same terms. Options under all plans are intended to be incentive stock options pursuant to Section 422A of the Internal Revenue Code. The option terms for all plans cannot exceed ten years and the exercise price cannot be less than 100% of the fair market value of the shares at the time of grant.

   On May 19, 1994, the shareholders approved the RCM Technologies, Inc. 1994 Nonemployee Directors Stock Option Plan ("1994 Plan") as a means of recruiting and retaining nonemployee directors of the Company. There are 80,000 shares of Common Stock reserved under the plan for issuance no later than July 19, 2004. All director stock options are granted at fair market value at the date of grant. The exercise of options granted is contingent upon service as a director for a period of one year. If the optionee ceases to be a director of the Company, any option granted shall terminate.

   On August 15, 1996, the Board of Directors approved the RCM Technologies, Inc. 1996 Executive Stock Plan ("1996 Plan") which authorizes the issuance not later than August 15, 2006 of up to 1,250,000 (effective January 15,
   1997) shares of Common Stock to officers and key employees of the Company and its subsidiaries. Effective November 21, 1996, the Chief Executive Officer, Mr. Kopyt, was granted 500,000 options pursuant to the 1996 Plan, of which 375,000 options are not presently exercisable.

                     RCM TECHNOLOGIES, INC. AND SUBSIDIARIES
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
              (Amounts and Disclosures at and for the Three Months
                 Ended January 31, 1996 and 1997 Are Unaudited)


8. Shareholders' Equity - (Continued)

   Transactions related to all stock options are as follows:

                                                                       Year Ended                Three Months Ended
                                                                       ----------                ------------------
                                                                       October 31,                   January 31,
                                                            ---------------------------------        -----------
                                                            1994          1995           1996           1997
                                                            ----          ----           ----           ----

   Outstanding options, beginning......................    106,000       173,300        163,300        214,400
   Granted.............................................     80,000        50,300         61,100        500,000
   Forfeited...........................................   (  7,700)    (  60,300)
   Exercised...........................................   (  5,000)                    ( 10,000)
                                                          --------     ---------       --------        -------

   Outstanding options, end of period..................    173,300       163,300        214,400        714,400
                                                           =======       =======        =======        =======

   Exercisable options ................................     93,300        87,000        141,300        266,300
                                                           =======       =======        =======        =======

   Option grant price per share........................      $1.09         $1.09          $1.09          $1.09
                                                         to $19.84     to $19.84       to $8.13       to $8.13


9. Commitments

   Employment Contract and Termination Benefits Agreement

   The Company has employment agreements with its President and certain senior executives with a latest expiration date of February 28, 1999. The agreement with the President provides for a bonus based on pre-tax earnings. No maximum compensation limit exists. The aggregate commitment for future salaries at October 31, 1996, excluding bonuses, was $1,660,000. In addition, an option plan is available for all employees to receive stock options resulting from recommendations by the Compensation Committee of the Board of Directors.

   The Company has a termination benefits agreement with the President which grants him the right to receive up to 2.99 times the average aggregate annual compensation as reported for federal income tax purposes for the past five years plus continuation of certain benefits, and provides for the surrender of stock options in exchange for the payment by the Company of the difference between the option price and the share price on the date of change of control (as defined) within a period of five years thereafter or termination (as defined), which ever is higher. The maximum contingent liability for salary and incentive compensation is approximately $1,452,000 and $2,950,000 as of October 31, 1996 and January 31, 1997, respectively.

   On March 18, 1997, the Company amended the Agreement whereby, following a change in control, the remaining term of the President's employment is extended for five years (the "Extended Term"). If the President's employment is terminated thereafter by the Company for other than cause, or by the President for good reason: the Company is obligated to pay the President an amount equal to his salary and bonus for the remainder of the Extended Term; the exercise price of 500,000 options granted to the President will be reduced to 50% of the fair market value of the Common Stock on the date of termination if the resulting exercise price is less than the original exercise price of $7.125 per share; and the Company shall be obligated to pay the President the amount of any excise taxes associated with the benefits provided under this Agreement. If such termination had taken place on March 18, 1997, the President would have been entitled to a payment of approximately $2,150,000 and the equity in the options would have increased by approximately $1,500,000.

                     RCM TECHNOLOGIES, INC. AND SUBSIDIARIES
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
              (Amounts and Disclosures at and for the Three Months
                 Ended January 31, 1996 and 1997 Are Unaudited)


9. Commitments - (Continued)

   Operating leases

   The Company leases office facilities and various equipment under noncancellable leases expiring at various dates through October 29, 2006. Certain leases are subject to escalation clauses based upon changes in various factors. The minimum future annual operating lease commitments for leases with noncancellable terms in excess of one year, exclusive of escalation, are as follows:

     Year ending October 31,                                          Amount
     -----------------------                                          ------
         1997..................................................     $583,800
         1998..................................................      420,100
         1999..................................................      264,300
         2000..................................................      213,900
         2001..................................................      188,400
         Thereafter............................................    1,023,000
                                                                  ----------
         Total.................................................   $2,693,500
                                                                  ==========

     Rent expense for the years ended October 31, 1994, 1995 and 1996 was $336,662, $354,267, and $498,042, respectively. Rent expense for the three months ended January 31, 1996 and 1997 was $101,417 and $174,455, respectively.


10.  Major Customers

     Sales to major clients for the years ended October 31, 1994, 1995 and 1996 were as follows:

         For the year ended October 31, 1994, three clients contributed $7,811,000, $2,950,000 and $2,095,000, respectively (an aggregate of
         $12,856,000 or 44.0% of total sales).

         For the year ended October 31, 1995, three clients contributed $3,300,000, $2,061,000 and $1,347,000, respectively (an aggregate of
         $6,708,000 or 24.9% of total sales). Accounts receivable from these three clients represented 8.1% of the total trade accounts receivable at October 31, 1995.

         For the year ended October 31, 1996, one client contributed $7,776,000 or 12.7% of total sales. Accounts receivable from the client represented 13.3% of the total trade accounts receivable at October 31, 1996.

     Sales to major clients for the three months ended January 31, 1996 and 1997 were as follows:

         For the three months ended January 31, 1996, one client contributed $1,114,000 or 11.4% of the total sales. Accounts receivable from the client represented 2.1% of the total trade accounts receivable at January 31, 1996.

         For the three months ended January 31, 1997, one client contributed $2,482,000 or 11.7% of the total sales. Accounts receivable from the client represented 4.0% of the total trade accounts receivable at January 31, 1997.


11.  Related Party Transactions

     A director of the Company is a shareholder in a law firm that rendered various legal services to the Company. Fees paid to the law firm have not been significant.

                     RCM TECHNOLOGIES, INC. AND SUBSIDIARIES
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
              (Amounts and Disclosures at and for the Three Months
                 Ended January 31, 1996 and 1997 Are Unaudited)


12.  Income Taxes

     The components of income tax expense are as follows:


                                                                                      Three Months Ended
                                                                                      ------------------
                                                   Years Ended October 31,                January 31,
                                               -----------------------------              -----------
                                               1994        1995         1996          1996          1997
                                               ----        ----         ----          ----          ----
   Current
     Federal..............................   $ 27,000    $ 10,000     $ 48,000      $ 46,749      $357,911
     State and local......................    160,043      83,500      405,539        12,000       131,423
                                            ---------   ---------    ---------      --------     ---------

   Total income tax expense - current.....   $187,043    $ 93,500     $453,539      $ 58,749      $489,334
                                             ========    ========     ========      ========      ========


   The income tax provisions reconciled to the tax computed at the statutory Federal rate was:


                                                                                    Three Months Ended
                                                                                    ------------------
                                                   Years Ended October 31,             January 31,
                                               ------------------------------          -----------
                                               1994         1995         1996        1996       1997
                                               ----         ----         ----        ----       ----

   Tax at statutory rate                       34.0%        34.0%        34.0%       34.0%      34.0%
   State income taxes, net of  Federal
     income tax benefit                         6.5          5.8          9.4         1.4        6.8
   Provision for doubtful accounts               .1                        .3
   Net operating loss carry-overs             (31.3)       (32.3)       (32.4)      (24.9)      (2.3)
   Other, net                                   2.3          2.4          4.8
                                             ------       ------       ------       -----      -----

                                               11.6%         9.9%        16.1%       10.5%      38.5%
                                              =====       ======        =====       =====      =====


   At October 31, 1996, the net operating loss carry-overs available to offset regular taxable income and tax credit carry-overs available to offset regular or alternative minimum federal taxes are as follows:

     Expiration                                        Net Operating    Tax
        Date                                                Loss      Credits
     ----------                                        -------------  -------
     1997-2004.............................             $             $53,100
     2005..................................                            20,000
     2007..................................                300,000
                                                        ----------    -------

     Total.................................             $ 300,000     $73,100
                                                        =========     =======

     Should there be a change in control as defined in the Internal Revenue Code, utilization of such losses could be limited. Net operating losses for alternative minimum tax purposes at October 31, 1996 are approximately $270,000.

                     RCM TECHNOLOGIES, INC. AND SUBSIDIARIES
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
              (Amounts and Disclosures at and for the Three Months
                 Ended January 31, 1996 and 1997 Are Unaudited)


12. Income Taxes - (Continued)

   Significant components of the Company's deferred tax assets at October 31, 1995 and 1996, and January 31, 1997, are as follows:


                                                                                 October 31,        January 31,
                                                                             ------------------     -----------
                                                                             1995          1996        1997
                                                                             ----          ----        ----
     Deferred tax assets due to:
          Net operating loss carry-over................................   $1,019,800     $102,000    $  72,900
          Tax credit carry-over........................................       73,100       73,100       73,100
          Depreciation of property and equipment.......................       23,200       20,000       20,000
          Other........................................................       46,887
                                                                          ----------     --------    ---------
                                                                           1,162,987      195,100      166,000
     Less: 100% valuation allowance....................................    1,162,987      195,100      166,000
                                                                          ----------     --------    ---------
     Total net deferred tax assets.....................................   $              $           $
                                                                          ==========     =========   =========

   The valuation allowance was decreased during 1995 and 1996 and 1997 by $316,286, $967,887 and $29,100, respectively, due to the utilization of net operating loss carry-overs and the reversal of temporary differences.


13. Selected Quarterly Financial Information (Unaudited)

   Year Ended October 31, 1995

                                                                     Gross                            Net Income
                                                    Sales            Profit           Net Income      Per Share*
                                                    -----            ------           ----------      ----------

     1st Quarter............................     $ 6,692,756       $1,150,362          $229,015             $.08
     2nd Quarter............................       6,280,172        1,155,413           277,724              .05
     3rd Quarter............................       5,015,376          894,096            69,716              .02
     4th Quarter............................       8,927,433        1,337,049           272,650              .08
                                                 -----------       ----------          --------             ----

     Total..................................     $26,915,737       $4,536,920          $849,105             $.28
                                                 ===========       ==========          ========             ====


   Year Ended October 31, 1996

                                                                     Gross                            Net Income
                                                    Sales            Profit           Net Income      Per Share*
                                                    -----            ------           ----------      ----------

     1st Quarter............................     $ 9,776,507      $ 1,790,629        $  501,863             $.15
     2nd Quarter............................      13,785,626        2,473,426           386,736              .09
     3rd Quarter............................      17,378,155        3,798,231           684,937              .14
     4th Quarter............................      20,098,885        4,197,002           794,403              .16
                                                 -----------      -----------        ----------             ----

     Total..................................     $61,039,173      $12,259,288        $2,367,939             $.55
                                                 ===========      ===========        ==========             ====

* Per share data is adjusted to reflect the one for five reverse stock split (note 2). Total of quarterly amounts do not agree to the annual amount due to separate quarterly calculations of weighted average shares outstanding.

                     RCM TECHNOLOGIES, INC. AND SUBSIDIARIES
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
              (Amounts and Disclosures at and for the Three Months
                 Ended January 31, 1996 and 1997 Are Unaudited)


14.  Other Income (Expense)

     Included in Other Income (Expense) is Interest Income in the amount of $57,810; $142,810 and $116, respectively for years ended October 31, 1994, 1995 and 1996.


15.  Self-Funded Group Medical Insurance

     Cataract, Inc. provides group medical insurance to its employees on a self-funded basis up to $30,000 per insured individual to an annual aggregate limitation of $242,000. Amounts in excess of these thresholds are covered by insurance. Management believes that adequate reserves have been recorded to cover claims incurred but not reported as of October 31, 1996 and January 31, 1997.


16.  Contingency

     During the third quarter of 1996, the Company received a request for contribution in an unspecified amount from the purchaser of a property in 1977 on which the Company had previously conducted the storage and handling of certain aluminum recovery materials. The purchaser has suggested that, based upon an order by the California Regional Water Quality Control Board, the Company's handling and storage of certain materials on the site prior to and after the sale may have contributed to environmental contamination of the ground water on and around the site. Any such contamination was discovered years after the sale.

     Based upon the results of a preliminary examination of the matter, which includes an environmental survey of the property conducted prior to the time of the sale, the Company believes that the site in question complied with all environmental rules and regulations at the time of the sale and that any contamination was likely caused by the operation of the purchaser thereafter.

     The Company continues to examine this matter. Until full evaluation is completed, any possible significance of this matter cannot be determined.

                                   SCHEDULE I

                     RCM TECHNOLOGIES, INC. (PARENT COMPANY)
                  CONDENSED FINANCIAL INFORMATION OF REGISTRANT
                                  BALANCE SHEET
                            October 31, 1996 and 1995

                                     ASSETS


                                                                                 1995                      1996
                                                                                 ----                      ----

Current assets
     Cash                                                                     $     1,733              $     8,586
     Prepaid expenses and other assets                                            134,937                  132,663
                                                                              -----------              -----------

         Total current assets                                                     136,670                  141,249
                                                                              -----------              -----------

Other assets
     Deposits                                                                       5,495                    5,695
     Long-term receivables from affiliates                                      8,188,366               16,073,166
                                                                              -----------              -----------

                                                                                8,193,861               16,078,861
                                                                              -----------              -----------

         Total assets                                                         $ 8,330,531              $16,220,110
                                                                              ===========              ===========

LIABILITIES AND SHAREHOLDERS' EQUITY


Share in deficiency in assets of subsidiaries                                     803,946
                                                                              -----------              -----------

Shareholders' equity
     Common stock                                                                 813,756                  243,924
     Additional paid in capital                                                10,265,687               17,161,105
     Accumulated deficit                                                       (3,490,037)             ( 1,122,098)
                                                                              -----------              -----------
                                                                                7,589,406               16,282,931
     Less: treasury stock                                                          62,821                   62,821
                                                                              -----------              -----------

     Total shareholders' equity                                                 7,526,585               16,220,110
                                                                              -----------              -----------

     Total liabilities and shareholders' equity                               $ 8,330,531              $16,220,110
                                                                              ===========              ===========




The "Notes to Consolidated Financial Statements" of RCM Technologies, Inc. and subsidiaries are an integral part of these statements.

                                   SCHEDULE I

                     RCM TECHNOLOGIES, INC. (PARENT COMPANY)
                  CONDENSED FINANCIAL INFORMATION OF REGISTRANT
                             STATEMENT OF OPERATIONS
                   Years Ended October 31, 1996, 1995 and 1994




                                                                  1994             1995             1996
                                                                  ----             ----             ----

Operating expenses
     Administrative                                           $  116,418         $  31,780      $  139,280
                                                              ----------         ---------      ----------

Operating loss                                                (  116,418)        (  31,780)     (  139,280)
                                                              ----------         ---------      ----------

Miscellaneous expense                                         (    7,299)        (   3,678)     (   10,261)
                                                              ----------         ---------      ----------
                                                              (    7,299)        (   3,678)     (   10,261)
                                                              ----------         ---------      ----------

Loss before management fee income                             (  123,717)        (  35,458)     (  149,541)

Management fee income                                            123,820            35,458         149,541
                                                              ----------         ---------      ----------

Income before income taxes                                           103

Income taxes                                                         103
                                                              ----------         ---------      ----------

Income before income in subsidiaries

Equity in earnings in subsidiaries                             1,426,005           849,105       2,367,939
                                                              ----------         ---------      ----------

Net income                                                    $1,426,005         $ 849,105      $2,367,939
                                                              ==========         =========      ==========




The "Notes to Consolidated Financial Statements" of RCM Technologies, Inc. and subsidiaries are an integral part of these statements.

                                   SCHEDULE I

                     RCM TECHNOLOGIES, INC. (PARENT COMPANY)
                  CONDENSED FINANCIAL INFORMATION OF REGISTRANT
                             STATEMENT OF CASH FLOWS
                   Years Ended October 31, 1996, 1995 and 1994



                                                               1994              1995            1996
                                                               ----              ----            ----

Cash flows from operating activities:

Net income                                                  $ 1,426,005      $  849,105      $ 2,367,939
                                                            -----------      ----------      -----------

Adjustments to reconcile net income to net cash provided by operating activities:

     Changes in operating assets and liabilities:
         Prepaid expenses and other assets                          530      (    2,625)           2,274
         Accounts payable and accrued expenses               (    4,681)     (   11,108)
         Income taxes payable                                (    1,800)
                                                             ----------      ----------      -----------
                                                             (    5,951)     (   13,733)           2,274
                                                             ----------      ----------      -----------


     Net cash provided by operating activities                1,420,054         835,372        2,370,213
                                                             ----------      ----------      -----------

Cash flows from investing activities:

     Increase in deposits                                    (       95)
     Share in deficiency in assets of
         subsidiaries                                        (1,426,005)      ( 849,105)     ( 2,367,939)
     Decrease (increase) in long-term
         receivables from subsidiaries                              399           8,042      ( 1,011,359)
                                                             ----------      ----------      -----------

     Net cash used in
          investing activities                               (1,425,701)      ( 841,063)     ( 3,379,298)
                                                             ----------      ----------      -----------

Cash flows from financing activities:

     Sale of common stock                                                                      1,000,000

     Exercise of stock options                                    5,468                           15,938
                                                             ----------      ----------      -----------

     Net cash provided by financing activities                    5,468                        1,015,938
                                                             ----------      ----------      -----------

Net increase (decrease) in cash and equivalents              (      179)     (    5,691)           6,853

Cash and equivalents at beginning of year                         7,603           7,424            1,733
                                                             ----------      ----------      -----------

Cash and equivalents at end of year                          $    7,424     $     1,733      $     8,586
                                                            ===========     ===========      ===========




The "Notes to Consolidated Financial Statements" of RCM Technologies, Inc. and subsidiaries are an integral part of these statements.

                                   SCHEDULE II

                     RCM TECHNOLOGIES, INC. AND SUBSIDIARIES
                 VALUATION AND QUALIFYING ACCOUNTS AND RESERVES
                   Years Ended October 31, 1996, 1995 and 1994





 Column A                        Column B                Column C                     Column D         Column E
 --------                        --------        ----------------------------         --------         --------

                                                         Additions
                                                 ----------------------------

                                Balance at        Charged to       Charged to                         Balance at
                                Beginning         Costs and          Other                              End of
Description                     of Period          Expenses         Accounts         Deduction          Period
-----------                     ---------         ----------       ----------        ---------        ----------


Year Ended October 31, 1996

Allowance for doubtful
 accounts on trade
 receivables                    $ 15,000           $ 15,320                           $ 76,320         $ 76,000


Year Ended October 31, 1995

Allowance for doubtful
 accounts on trade
 receivables                    $ 15,000           $ 40,310                           $ 40,310         $ 15,000


Year Ended October 31, 1994

Allowance for doubtful
 accounts on trade
 receivables                    $ 10,000           $ 92,707                           $ 97,707         $ 15,000


                             RCM TECHNOLOGIES, INC.
                    COMPUTATION OF EARNINGS PER COMMON SHARE
                   Years Ended October 31, 1996, 1995 and 1994



                                                        1994                 1995            1996
                                                        ----                 ----            ----

Income

Income applicable to common stock                    $ 1,426,005         $   849,105      $2,367,939
                                                     ===========         ===========      ==========


Shares
     Weighted average number of common
     shares outstanding                                2,875,077           2,933,819       4,247,907
     Common stock equivalents                             55,199              74,150          72,664
                                                     -----------         -----------       ---------

     Total                                             2,930,276           3,007,969       4,320,571
                                                     ===========         ===========     ===========




Primary income per share                                    $.49                $.28            $.55
                                                            ====                ====            ====


Fully diluted earnings per share                            $.49                $.28            $.55
                                                            ====                ====            ====


================================================================================


No dealer, salesperson or any other person has been authorized to give any information or to make any representations other than those contained in this Prospectus in connection with the offering covered by this Prospectus, and, if given or made, such information or representations must not be relied upon as having been authorized by the Company, any of the Selling Stockholders or any of the Underwriters. This Prospectus does not constitute an offer or the solicitation of any offer to buy any securities other than the shares of Common Stock, nor does it constitute an offer to sell or a solicitation of any offer to buy the shares of Common Stock by anyone in any jurisdiction in which such offer or solicitation is not authorized, or in which the person making such offer or solicitation is not qualified to do so, or to any person to whom it is unlawful to make such offer or solicitation. Neither the delivery of this Prospectus nor any sale made hereunder shall, under any circumstances, create any implication that there has been no change in the affairs of the Company since the date hereof.


                ----------------------

                   TABLE OF CONTENTS
                                                       Page
                                                       ----
Prospectus Summary...................................
Risk Factors.........................................
Acquisition Program..................................
Use of Proceeds......................................
Price Range of Common Stock and Dividend Policy......
Capitalization.......................................
Selected Consolidated Financial Data.................
Management's Discussion and Analysis of
   Financial Condition and Results of Operations.....
Business.............................................
Management...........................................
Principal and Selling Stockholders...................
Certain Relationships and Related Transactions.......
Description of Securities............................
Shares Eligible for Future Sale......................
Underwriting.........................................
Legal Matters........................................
Experts..............................................
Additional Information...............................
Financial Statements.................................

================================================================================

================================================================================






                                2,500,000 Shares



                                     [LOGO]



                             RCM TECHNOLOGIES, INC.

                                  Common Stock






                               -------------------

                               P R O S P E C T U S
                               -------------------




                          JANNEY MONTGOMERY SCOTT INC.

                             LEGG MASON WOOD WALKER

                                  INCORPORATED








                               ____________, 1997

================================================================================

                                     PART II

                     INFORMATION NOT REQUIRED IN PROSPECTUS

Item 13. Other Expenses of Issuance and Distribution

         The following is a list of the estimated expenses to be incurred by the Registrant in connection with the preparation and filing of this Registration Statement.


      SEC Registration Fee........................................    $  7,300
      Printing and Engraving......................................     100,000
      Accountants' Fees and Expenses..............................      25,000
      Blue Sky Filing Fees and Expenses...........................      20,000
      NASD Filing Fee.............................................       2,909
      Listing Fees................................................      17,500
      Legal Fees and Expenses.....................................     150,000
      Other Offering Expenses.....................................      77,291
                                                                       -------
             TOTAL................................................    $400,000
                                                                      ========


Item 14. Indemnification of Directors and Officers


         The Company's Articles of Incorporation and Bylaws, taken in conjunction, provide that the Company shall, to the full extent permitted by the Nevada General Corporation Law, indemnify all persons whom it has the power to indemnify pursuant thereto, including officers and directors of the Company. In addition, the Articles of Incorporation authorize the Company to maintain insurance to cover such liabilities. The Company recently purchased Directors' and Officers' Liability Insurance to protect directors and officers of the Company from any liability asserted against them for acts taken or omissions occurring in their capacities as such. The Company policy has an aggregate liability limit of $2,000,000, at an annual cost of $45,250. The Company is not required to maintain such insurance and there can be no assurance that the Company will continue to maintain such insurance or coverage in such amounts.


         Insofar as indemnification for liabilities under the Securities Act may be permitted to directors, officers and controlling persons of the Company pursuant to the foregoing provisions or otherwise, the Company has been advised that in the opinion of the Commission such indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the Company of expenses incurred or paid by a director, officer or controlling person of the Company in a successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the Company will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act and will be governed by the final adjudication of such issuer.

         Reference is made to Item 17 for the undertakings of the Registrant with respect to indemnification of liabilities arising under the Securities Act.

Item 15. Recent Sales of Unregistered Securities

         1. On August 30, 1995, the Company issued a total of 312,311 shares of Common Stock, to the stockholders set forth in the table below as partial consideration for the exchange of 100% of the stock of Cataract, Inc., a Pennsylvania corporation.

                                                                  Shares of
          Name                                                   Common Stock
          ----                                                   ------------
          Joseph Marubbio..................................          70,270
          Paula Marubbio...................................          70,270
          Robert L. and Marie A. Starer, as tenants by the
            entireties.....................................         140,540
          James R. and Sarah B. Affleck, Jr., as tenants by
            the entireties.................................          31,231

                  The issuance of such shares was made in reliance on the exemptions from registration requirements provided by Section 4(2) of the Securities Act.

         2. On February 5, 1996, the Company issued and sold 276,625 shares of Common Stock to Limeport Investments, LLC for $1,000,000 in a private placement transaction exempt from registration requirements under Section 4(2) of the Securities Act.

         3. On March 11, 1996, the Company issued a total of 1,300,000 shares of Common Stock to the stockholders set forth in the table below in consideration for the exchange of 100% of the stock of The Consortium, a New Jersey corporation.

                                                                   Shares of
           Name                                                   Common Stock
           ----                                                   ------------
           Martin Blaire..................................           607,468
           Barry S. Meyers................................           607,468
           Marie Wolfson..................................            23,556
           Howard Ross....................................            55,084
           Alexander C. Valcic............................             6,424

                  The issuance of such shares was made in reliance on the exemptions from registration requirements provided by Section 4(2) of the Securities Act.

         4. On May 2, 1996, the Company issued a total of 34,327 shares of Common Stock to the stockholder set forth in the table below as partial consideration for the exchange of 100% of the stock of The Consortium of Maryland, Inc., a Maryland corporation.

                                                                   Shares of
           Name                                                  Common Stock
           ----                                                  ------------
           Peter Kaminsky................................            34,327

         The issuance of such shares was made in reliance on the exemptions from registration requirements provided by Section 4(2) of the Securities Act.

         5. On September 4, 1996, the Company issued a total of 2,500 shares of Common Stock to stockholders set forth in the table below as partial consideration for the exchange of the operating assets of Performance Staffing, Inc., a Kentucky corporation.

                                                                   Shares of
             Name                                                 Common Stock
             ----                                                 ------------
             J. Dennis Bodemann............................            1,500
             Harry R. Nelson...............................            1,000

          The issuance of such shares was made in reliance on the exemption from registration requirements provided by Section 4(2) of the Securities Act.

Item 16. Exhibits and Financial Statement Schedules

Financial Statement Schedules

                                                                          Page
                                                                       Reference
                                                                       ---------


I.   Condensed Financial Information of the Company.....................   F-26

II.  Valuation and Qualifying Accounts and Reserves.....................   F-29


Exhibits


(1)             Form of Underwriting Agreement. Filed herewith


(3)(a) Articles of Incorporation, as amended, incorporated by reference to Exhibit 3(a) of the Registrant's Form 10-K dated October 31, 1994, filed with the Commission on January 4, 1995 (Commission File No. 1-10245).


(3)(b) Bylaws, as amended on February 22, 1996; incorporated by reference to Exhibit 3 of the Quarterly Report on Form 10-Q dated January 31, 1996.


(4)(a) Warrant Agreement dated September 1, 1989, with respect to Class C Warrants between the Registrant and American Stock Transfer and Trust Company; incorporated by reference to Exhibit 4 (b) of the Registrant's Form S-1 Registration Statement dated July 25, 1989, as amended August 16, 1989 and May 14, 1990 (Commission File No. 33-30109).

(4)(b) Rights Agreement dated as of March 14, 1996, between RCM Technologies, Inc. and American Stock Transfer & Trust Company, as Rights Agent; incorporated by reference to Exhibit 4 of the Registrant's Current Report on Form 8-K dated March 19, 1996.


(5) Opinion of Buchanan Ingersoll Professional Corporation. To be provided by amendment.


(10)(a) Amended and Restated Loan and Security Agreement dated August 30, 1995 as amended on December 19, 1996 between, the Registrant, Intertec Design, Inc., Cataract, Inc., The Consortium and The Consortium of Maryland, Inc. and Mellon Bank, N.A.; incorporated by reference to Exhibit (10)(a) of the Annual Report on Form 10-K dated October 31, 1996 ("1996 10-K").


(10)(b)         RCM Technologies, Inc. 1986 Incentive Stock Option Plan;
                incorporated by reference to Exhibit 10(d) of the Registrant's Annual Report on Form 10-K dated October 31, 1986, filed with the Commission on February 13, 1987 (Commission
                File No. 1-10245).

(10)(c)         RCM Technologies, Inc. 1992 Incentive Stock Option Plan;
                incorporated by reference to Exhibit A of the Registrant's Proxy Statement dated April 23, 1992, filed with the Commission on March 9, 1992 (Commission File No. 1-10245).

(10)(d) RCM Technologies, Inc. 1994 Non-employee Director Stock Option Plan; incorporated by reference to Exhibit A of the Registrant's Proxy Statement dated May 19, 1994, filed with the Commission on June 22, 1994 (Commission File No. 33-80590).

(10)(e) RCM Technologies, Inc. 1996 Executive Stock Option Plan dated August 15, 1996; incorporated by reference to Exhibit (10)(l) of the 1996 10-K.

(10)(f) Stock Option Agreement dated November 30, 1996 between the Registrant and Leon Kopyt; incorporated by reference to Exhibit
                (10)(m) of the 1996 10-K.

(10)(g) Second Amended and restated Termination Benefits Agreement dated March 18, 1997 between the Registrant and Leon Kopyt.

(10)(h) Amended and restated Employment Agreement dated November 30, 1996 between the Registrant, Intertec Design, Inc. and Leon Kopyt; incorporated by reference to Exhibit (10)(g) of the 1996 10-K.

(10)(i) Merger Agreement among RCM Technologies, Inc., CI Acquisition Corp. and Cataract, Inc. dated July 31, 1995; incorporated by reference to Exhibit (c)(1) of the Registrant's Current Report on Form 8-K dated August 30, 1995 ("Cataract 8-K").


(10)(j)         Registration Rights Agreement dated August 30, 1995;
                incorporated by reference to Exhibit (c)(2) of the Cataract 8-K.

(10)(k) Voting Trust Agreement dated August 30, 1995; incorporated by reference to Exhibit (c)(3) of the Cataract 8-K.

(10)(l) Stock Pledge Agreement dated August 30, 1995; incorporated by reference to Exhibit (c)(5) of the Cataract 8-K.

(10)(m) Stock Purchase Agreement among RCM Technologies, Inc., The Consortium and The Shareholders of The Consortium dated as of March 1, 1996; incorporated by reference to Exhibit (c)(1) of the Registrant's Current Report on Form 8-K dated March 19, 1996 ("Consortium 8-K").

(10)(n) Registration Rights Agreement dated March 11, 1996; incorporated by reference to Exhibit (c)(2) of the Consortium 8-K.

(10)(o) Escrow Agreement dated March 11, 1996; incorporated by reference to Exhibit (c)(3) of the Consortium 8-K.

(10)(p)         Standstill and Shareholders Agreement dated March 11, 1996;
                incorporated by reference to Exhibit (c)(5) of the Consortium
                8-K.

(10)(q) Blaire Employment Agreement dated March 11, 1996; incorporated by reference to Exhibit (c)(6) of the Consortium 8-K.

(10)(r) Meyers Employment Agreement dated March 11, 1996; incorporated by reference to Exhibit (c)(7) of the Consortium 8-K.

(10)(s) Subscription Agreement dated January 12, 1996; incorporated by reference to Exhibit (a)(10) of the Registrant's Quarterly Report on Form 10-Q for the quarterly period ended January 31, 1996 ("January 10-Q").

(10)(t)         Registration Rights Agreement dated February 5, 1996;
                incorporated by reference to Exhibit (a)(10.1) of the January 10-Q.

(10)(u) Merger Agreement among RCM Technologies, Inc., Sort Acquisition Corp., the Consortium of Maryland, Inc. and Peter Kaminsky dated April 23, 1996; incorporated by reference to Exhibit (2) of the Registrant's Quarterly Report on Form 10-Q for the quarterly period ended April 30, 1996 ("April 10-Q").

(10)(v) Registration Rights Agreement dated May 2, 1996; incorporated by reference to Exhibit (10.1) of the April 10-Q.

(10)(w) Escrow Agreement dated May 2, 1996; incorporated by reference to Exhibit (10.2) of the April 10-Q.

(10)(x)         Standstill and Shareholders Agreement dated May 2, 1996;
                incorporated by reference to Exhibit (10.3) of the April 10-Q.

(10)(y) Kaminsky Employment Agreement dated May 2, 1996; incorporated by reference to Exhibit (10.4) of the April 10-Q.


(11)            Computation of Earnings Per Share. Included within the Financial
                Statements.

(21)            Subsidiaries of the Registrant; incorporated by reference to
                Exhibit 11 of the 1996 10-K.


(23)(a)         Consent of Independent Certified Public Accountants.

(23)(b) Consent of Buchanan Ingersoll Professional Corporation. Included within Exhibit 5 hereto.

Item 17. Undertakings

         1. Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers and controlling persons of the Registrant pursuant to the foregoing provisions, or otherwise, the Registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the Registrant of expenses incurred or paid by a director, officer or controlling person of the Registrant in a successful defense of any action, suit or proceeding) is asserted by a director, officer or controlling person in connection with the securities being registered, the Registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act and will be governed by the final adjudication of such issue.

         2. The undersigned Registrant hereby undertakes that:

                  (a) For purposes of determining any liability under the Securities Act, the information omitted from the form of prospectus filed as part of this registration statement in reliance upon Rule 430A and contained in a form of prospectus filed by the Registrant under Rule 424(b)(1) or (4) or 497(h) under the Securities Act shall be deemed to be part of this registration statement as of the time it was declared effective.

                  (b) For purposes determining any liability under the Securities Act, each post-effective amendment that contains a form of prospectus shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be as the initial bona fide offering thereof.

                                   SIGNATURES


         Pursuant to the requirements of the Securities Act of 1933, the registrant has duly caused this Registration Statement to be signed on its behalf by the undersigned, hereunto duly authorized in the City of Pennsauken, New Jersey on March 21, 1997.


                                         RCM TECHNOLOGIES, INC.


                                         By: /s/ Leon Kopyt
                                             -----------------------------------
                                             Leon Kopyt
                                             President and Chief Executive
                                              Officer

                                         By: /s/ Stanton Remer
                                             -----------------------------------
                                             Stanton Remer
                                             Treasurer, Secretary and Chief
                                             Financial Officer


                                POWER OF ATTORNEY

         KNOW ALL MEN BY THESE PRESENTS, that each person whose signature appears below constitutes and appoints LEON KOPYT his true and lawful attorney-in-fact and agent with full power of substitution and resubstitution, for him and in his name, place and stead, in any and all capacities to sign any or all amendments (including, without limitation, post-effective amendments) to this Registration Statement and any related Registration Statements filed pursuant to Rule 462(b) under the Securities Act of 1933 and to file the same, with all exhibits thereto, and other documents in connection therewith, with the Securities and Exchange Commission, granting unto said attorney-in-fact and agent full power and authority to do and perform each and every act and thing requisite and necessary to be done in and about the premises, as fully for all intents and purposes as he might or could do in person, hereby ratifying and confirming all that said attorney-in-fact and agent or his substitute or substitutes, may all that said attorney-in-fact and agent or his substitute or substitutes, may lawfully do or cause to be done by virtue hereof.

         Pursuant to the requirements of the Securities Act of 1933, this Registration Statement has been signed by the following persons in the capacities and on the dates stated.



         Signature                      Title                                Date
         ---------                      -----                                ----

         /s/ Leon Kopyt                  Chairman, Chief Executive          March 20, 1997
-------------------------------------    Officer, President and
         Leon Kopyt                      Director (principal executive
                                         officer)

         /s/ Barry S. Meyers             Chief Operating Officer,           March 20, 1997
-------------------------------------    Executive Vice President and
         Barry S. Meyers                 Director

         /s/ Martin Blaire               Executive Vice President and       March 20, 1997
-------------------------------------    Director
         Martin Blaire

         /s/ Stanton Remer               Chief Financial Officer,           March 20, 1997
-------------------------------------    Treasurer, Secretary and
         Stanton Remer                   Director (principal financial
                                         and accounting officer)

         /s/ Norman S. Berson            Director                           March 20, 1997
-------------------------------------
         Norman S. Berson

         /s/ Robert B. Kerr              Director                           March 20, 1997
-------------------------------------
         Robert B. Kerr

         /s/ Woodrow B. Moats, Jr.       Director                           March 20, 1997
-------------------------------------
         Woodrow B. Moats, Jr.
